As filed with the Securities and Exchange Commission on August 12, 2005

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

COAST FINANCIAL HOLDINGS, INC.

(Name of Registrant as Specified in Its Charter)

Florida	6712	14-1858265
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industry Classification Code Number)	(I.R.S. Employer Identification No.)

Coast Financial Center

1301 – 6th Avenue West, Suite 300

Bradenton, Florida 34205

(941) 752-5900

(Address, Including zip code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

BRIAN P. PETERS, President and CEO

Coast Financial Holdings, Inc.

1301 – 6th Avenue West, Suite 300

Bradenton, Florida 34205

(941) 752-5900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

RICHARD A. DENMON, Esq.	JAY O. ROTHMAN, Esq.
Carlton Fields, P.A.	STEVEN W. VAZQUEZ, Esq.
Corporate Center Three	Foley & Lardner, LLP
4221 W. Boy Scout Boulevard	100 N. Tampa St., Suite 2700
Tampa, Florida 33607	Tampa, Florida 33602

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐ _______________.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _______________.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _______________.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _______________.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐:

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $5.00 par value per share	$40,250,000	$4,738

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)	Includes common stock issuable to cover over-allotments, if any, pursuant to an over-allotment option granted to the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2005

PRELIMINARY PROSPECTUS

             Shares

COAST FINANCIAL HOLDINGS, INC.

Common Stock

Coast Financial Holdings, Inc. is the holding company for Coast Bank of Florida, a state-chartered commercial bank headquartered in Bradenton, Florida.

We are offering              shares of our common stock, or common shares. Our common shares are currently quoted on the Nasdaq SmallCap Market under the symbol “CFHI.” We have applied to have our common shares listed for quotation on the Nasdaq National Market under the same symbol. On             , 2005, the last reported sale price of our common shares on the Nasdaq SmallCap Market was $             per share.

Investing in our common shares involves certain risks. You should carefully consider the “ Risk Factors” beginning on page 9 of this prospectus before investing in the common shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds to Coast Financial Holdings, before expenses(1)	$	$

(1)	This amount is the total before deducting legal, accounting, and other offering expenses payable by us, which are estimated at $ .

The underwriters have been granted a 30-day option to purchase up to              additional common shares at the public offering price, less the underwriting commissions, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not deposits, savings accounts, or obligations of any bank and are not insured by the bank insurance fund of the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriters expect to deliver the common shares to purchasers against payment in New York, New York on or about                     , 2005, subject to customary closing conditions.

The date of this Prospectus is                     , 2005

[INSERT GRAPHIC PRESENTATION]

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any of our common shares.

Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional common shares to cover over-allotments.

As used in this prospectus, all references to “Coast Financial Holdings,” “we,” “our,” “us,” or “the Company,” refers to the combined business of Coast Financial Holdings, Inc. and Coast Bank of Florida, unless the context otherwise requires or it is otherwise indicated. All references to the “Bank” or “Coast Bank” refer exclusively to Coast Bank of Florida unless the context otherwise requires or it is otherwise indicated.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the “Risk Factors” and “A Note About Forward-Looking Statements” sections and our financial statements and the related notes appearing elsewhere in this prospectus, before you decide to invest in our common shares. Unless otherwise indicated, the information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

Coast Financial Holdings

Coast Financial Holdings is a bank holding company formed in 2003 and headquartered in Bradenton, Florida. We conduct our operations through Coast Bank, a Florida state-chartered bank that commenced business in April 2000. Coast Bank provides a broad array of consumer and commercial banking services to individuals and to small and mid-size businesses located in and around Manatee, Pinellas, and Sarasota counties, Florida. We currently operate twelve branches, eight of which are located in Manatee County and four of which are located in Pinellas County. We also operate 36 ATM kiosks located in Manatee, Pinellas, and Sarasota counties branded with the Coast Bank logo. These ATMs expand our market area beyond the existing branch network coverage area and help establish our brand as we continue to expand our branch network. At June 30, 2005, we had total consolidated assets of $468.3 million, net loans of $359.6 million, deposits of $394.7 million, and total shareholders’ equity of $34.1 million.

Beginning in February 2004, we altered the strategic direction of Coast Bank. In order to implement our change in strategic direction, our Board of Directors promoted Brian P. Peters in February, 2004 to serve as our President and Chief Executive Officer. Under his leadership, we restructured our management team, developed and implemented a growth oriented business plan, and achieved profitability in our core banking operations. As part of this plan, we have sold certain business assets and discontinued or restructured certain lines of business. The restructured management team assembled by Mr. Peters is comprised of banking professionals who have significant experience in the greater Tampa Bay region and expertise in commercial, consumer, and residential lending, along with retail operations.

Our objective is to create an operating platform that will enable Coast Bank to be the leading independent community bank serving the greater Tampa Bay region, which we define as Hernando, Hillsborough, Manatee, Pasco, Pinellas, Polk, and Sarasota counties. Our goal is to operate 30 to 35 branches in the most rapidly developing or otherwise attractive communities within this region over the next three to five years.

We have achieved significant growth. Specifically, from December 31, 2003 to June 30, 2005, we have increased:

•	Total assets from $263.9 million to $468.3 million

•	Net loans from $214.2 million to $359.6 million; and

•	Deposits from $207.7 million to $394.7 million.

We believe our growth and profitability has been, and will continue to be, the result of our success in:

•	Taking advantage of opportunities created by the fundamental economic and population growth experienced in Florida and, more particularly, in the Tampa Bay region.

•	Capitalizing on the consolidation of banking institutions that has occurred in the Tampa Bay region to attract dislocated customers, acquire new branch locations, and recruit experienced banking officers, directors, and employees.

•	Developing an independent community bank that emphasizes and focuses on local management and a commitment to the local community in each of our market areas.

•	Attracting new customers in the markets we serve by providing personalized service in an efficient manner, together with a full range of high quality financial services and products.

The Bank’s deposits are insured by the Federal Deposit Insurance Corporation up to the extent permitted by law. The Bank is a member of the Federal Home Loan Bank of Atlanta and was the first de novo bank to be an approved lender and seller/servicer for the Federal National Mortgage Association and for the Federal Home Loan Mortgage Corporation.

Business Plan Initiatives—Highlights

Since February 2004, our new management team has focused on executing a business plan that restructures certain lines of business and increases our efficiency and profitability while we continue to grow Coast Bank.

Restructuring Initiatives. We discontinued or restructured several lines of business that we considered to be high risk and are not compatible with our community bank objectives.

•	We sold our merchant services business and have established a contractual relationship with a third party vendor to provide these services to new and existing customers of the Bank. This is now a fee based business line.

•	We sold our existing credit card portfolio and have established a relationship with a third party vendor to provide credit card services to new and existing customers of the Bank. This is now a fee based business line without credit risk to us.

•	We closed Coast Financial Partners, a subsidiary of Coast Bank that provided investment advisory and brokerage services to our customers, and entered into an arrangement with Raymond James Financial Services to provide these services to our customers from one of our branch locations. This arrangement has reduced our operating costs.

•	We sold our mortgage servicing rights to reduce the potential for interest rate risk and to improve our capital position.

•	We discontinued our floor plan lending program to used car dealerships and our indirect automobile lending program as both of these programs are inconsistent with our more conservative lending philosophy. We were unable to sell our indirect auto loan portfolio for an acceptable price. Consequently, we strengthened our collection efforts and have reduced this portfolio from $20.0 million as of December 31, 2003 to $7.0 million as of June 30, 2005. We anticipate that this portfolio will run-off with minimal credit losses within the next 18 months.

Asset Quality Initiatives. As part of our restructuring efforts, we also undertook a comprehensive review of our loan portfolio, the collateral securing these loans, and our underwriting standards.

•	We have revised our lending philosophy and credit culture and policy to be more conservative and we have tightened our underwriting standards.

•	We have strengthened our internal control over the loan review process by increasing the frequency of reviews, implementing changes in officer responsibilities, and instituting a further segregation of duties.

•	We have shifted the focus of our loan origination efforts to commercial real estate, residential real estate, and credit-driven consumer lending that primarily consists of home equity loans.

•	We have developed a strategy for the exit or restructuring of certain under-performing, under-collateralized, or high risk loans that were originated prior to February 2004. As a result of our review of the entire loan portfolio, we identified lending relationships totaling approximately $28.4 million that we deemed to possess an unsatisfactory level of risk. We refer to these loans as “Legacy Loans.” At February 28, 2004, the composition of the Legacy Loans was approximately $20.0 million of indirect automobile loans and $8.4 million of commercial loans. For each of the Legacy Loans, we have been seeking and continue to pursue additional or alternative collateral, a complete exit of the borrower from the Bank, or a restructuring of the credit to accelerate the loan pay-off. As of June 30, 2005, Legacy Loans have been reduced to $7.0 million of indirect automobile loans, $700,000 of classified commercial loans, and $1.8 million of nonclassified commercial loans. We also increased our provision for loan losses in the second quarter of 2005 by $1.3 million primarily due to the Legacy Loans, including those which resulted in a $1.1 million charge-off

Franchise/Growth Initiatives. We are focusing on the expansion of our franchise in markets experiencing rapid growth or in established markets whose demographics are attractive to us.

•	We have opened three full service branches in Manatee County and four full service branches in Pinellas County since February 2004. Our branches in Pinellas County represent our entry into this county and our initial branch expansion in the greater Tampa Bay region outside of Manatee County.

Historically, our investment to open a full service branch office runs between $250,000 and $1.6 million, depending primarily on whether it is a leased or owned facility. Leased facilities generally require an investment of $250,000 to $500,000, whereas an owned facility requires an investment of approximately $750,000 plus the cost of the land. Currently, we own most of our branches. However, given the increases in real estate values throughout the greater Tampa Bay region and the long lead time to develop a branch facility, we expect to lease more branch facilities as we build our franchise. All the branches we have opened thus far became profitable within 12 months of opening. Our goal is to achieve the same result for the branches we open over the next three to five years.

•	We expanded our local ATM network through the addition of 36 ATM kiosks located in Kash n’ Karry grocery stores in Manatee, Sarasota, and Pinellas counties. Although we do not own these ATMs, they are branded with the Coast Bank logo and are operated by us.

•	We expanded our ATM network nationally by providing our customers access to 32,000 ATMs, free of any service charges. Although the ATMs in this network are not branded under the Coast Bank name or logo, they provide our customers convenient access to their accounts nationwide.

Efficiency and Profitability Initiatives. We have built and restructured our operating platform to increase our efficiency and profitability while we grow and expand our business.

•	We have created additional consumer deposit products to attract and retain core deposits. This initiative results from an effort to reduce our cost of funds and improve our deposit composition.

•	We have outsourced our data processing to reduce operating expense, create better management reports, and enhance our disaster recovery ability.

•	We discontinued our in-house item processing and outsourced it to a third party vendor in order to reduce operating expenses.

•	We have consolidated our executive and administrative offices into a visible six-story office building in downtown Bradenton, which we purchased in 2004.

Our Strategy

Our objective is to become the leading independent community bank in the greater Tampa Bay region. The following are the critical components of our strategy.

Continue Expanding our Banking Franchise. We believe that the greater Tampa Bay region is a highly attractive market with strong growth prospects. Our goal is to establish between 30 to 35 branches in the most rapidly developing or otherwise attractive communities within this region over the next three to five years. To accomplish this goal, we plan to:

•	Purchase or lease existing branch offices that are either presently vacant or made available to us as a result of banking acquisitions, consolidations, or divestitures. Since February 2004, we have implemented a branch expansion strategy that focuses on establishing new branches through the most cost effective alternatives available to us. Although we generally have expanded through the opening of a limited number of branches each year, we would consider more rapid expansion if economically sound and suitable acquisitions or branching opportunities should present themselves or otherwise be available to us.

•	Purchase or lease a parcel of land that we will develop for a full service branch. Our decision to pursue this alternative is predicated upon the site location, the cost to acquire the site, and the absence of an existing branch that can be renovated and reopened. The current escalation of land prices in many markets in the greater Tampa Bay region and the time it takes to receive zoning and other municipal approvals affects our willingness to pursue this alternative.

Maintaining Strong Underwriting Standards and Improving Asset Quality. We look to maintain the underwriting standards we implemented as part of our restructuring efforts. We intend to continue reducing the balances of the Legacy Loans. At June 30, 2005, such loans represented 1.7% of total assets. As we continue to grow, we are committed to hiring a Chief Credit Officer in the future to administer our credit policies and our extensions of credit.

Continuing to Improve Efficiency and Profitability. In our efforts to continue to improve our efficiency and profitability, we will focus on improving our operating expenses as a percent of total assets and improving our efficiency ratio. We also look to improve our profitability by maintaining pricing discipline on the loans we originate and attracting lower cost core deposits.

Lowering Our Cost of Funds. We are committed to lowering our cost of funds and improving the composition of our deposit base by aggressively seeking core deposits. We have introduced two new deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to our customers while encouraging multiple account relationships. We are having our lenders and relationship managers seek noninterest bearing deposits from new and existing lending customers. The growth of our core deposits should lower our overall cost of funds and have a positive impact on our net interest margin.

Continuing our Consumer Orientation and Local Management. Our business strategy is based on our assessment that customers prefer to conduct business with a bank that is managed by experienced local bankers. Therefore, our lenders and relationship managers tend to be responsive to the needs of their customers by providing them with prompt decisions and a high level of personal service.

As part of our customer focus, we provide a full array of financial services and products through Coast Bank or arrangements with third party vendors, including:

•	real estate, commercial, and consumer loans;

•	electronic transfer services, internet banking, and bill paying services;

•	deposit services; and

•	ATMs, debit cards, credit cards, and merchant services.

We have also established an armored car courier service for local businesses.

Market Area

We consider our current market area to be Manatee, Sarasota, and Pinellas counties. However, as we continue to expand our franchise, we anticipate that our market area will become the greater Tampa Bay region, which we define as Hernando, Hillsborough, Manatee, Pasco, Pinellas, Polk, and Sarasota counties. We believe that in our current market area as well as the greater Tampa Bay region, there are a significant number of small to mid-size businesses looking for a locally based commercial bank that can offer an array of financial products and services that are not available at a typical community bank. We believe that many of these businesses have been displaced as a result of recent bank mergers in the greater Tampa Bay region. Given our variety of financial products and services, our focus on customer service, and our local management, we believe that our organization can better serve the growing needs of both new and existing customers in our current and expanding market areas.

Our current markets have attractive demographics in terms of per capita income, median household income, and population growth. Claritas, Inc., a leading provider of demographic data, has projected that per capita income between 2005 and 2010 in Manatee, Sarasota, and Pinellas counties will grow by 19.8%, 23.8%, and 20.8%, respectively. According to Claritas, the population in these three counties over the same period of time is expected to grow by 14.8%, 11.9%, and 1.7%, respectively. Pinellas County is a relatively mature county in terms of population growth, but its residents are experiencing favorable income trends that are characteristic of the entire region according to Claritas.

As we continue to expand our franchise in the greater Tampa Bay region, we plan to open branch offices in some of the fast growing communities located in Hernando, Hillsborough, Pasco, and Polk counties. Claritas projects the growth rates between 2005 and 2010 in these counties to be 16.2%, 14.4%,18.7%, and 11.5%, respectively. Per capita income is also projected to increase at a similar growth rate during this period as well as in our current markets.

We believe that the rapid economic and population growth in both our current market area and the greater Tampa Bay region will provide us with significant opportunities to continue to grow. The strong growth in these market areas will create a need for all types of commercial and residential buildings as well as retail services. These developments should provide significant banking and lending opportunities for us.

Our Management

We have assembled a senior management team that has significant banking experience in the greater Tampa Bay region. Our management team is comprised of:

•	Brian P. Peters, President and Chief Executive Officer

•	Brian F. Grimes, Chief Financial Officer

•	Philip W. Coon, Executive Vice President / Residential Lending Manager

•	James V. Dugger, Executive Vice President / Consumer Lending Manager

•	Anne V. Lee, Executive Vice President / Retail Banking Manager

•	Tyrone L. Shinn, Executive Vice President / Commercial Lending Manager

Each of these officers have at least 20 years of experience in banking, primarily within our local markets, and each of them have experience with various regional banks.

About Us

Our principal executive offices are located at Coast Financial Center, 1301 – 6th Avenue West, Suite 300, Bradenton, Florida, 34205, and our telephone number is (941) 752-5900. The website for the Company and the Bank is “www.coastfl.com.”

The Offering

Common shares offered by us	shares(1)

Common shares outstanding after the offering	shares(2)

Use of proceeds

We estimate that our net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $            million. We intend to use the net proceeds of this offering to increase the capital of Coast Bank to support asset growth, to pursue growth and expansion opportunities, and for general corporate purposes.

Dividend policy

We have not paid any dividends on our common shares and we do not intend to pay cash dividends for the foreseeable future. Instead, we anticipate using our retained earnings to fund our continued growth and expansion.

Trading market and symbol

Our common shares are currently quoted on the Nasdaq SmallCap Market under the symbol “CFHI.” We have applied to have our common shares listed for quotation on the Nasdaq National Market under the same symbol.

(1)	The number of shares assumes no exercise of the underwriter’s over-allotment option.

(2)	Based on 3,757,650 common shares outstanding as of July 31, 2005. Except as otherwise indicated, information contained in this prospectus regarding the number of our common shares outstanding after this offering excludes:

•	380,700 common shares reserved for issuance upon exercise of stock options issued and outstanding as of July 31, 2005 under our existing stock option and stock incentive plans, with a weighted average exercise price of $13.24 per share, of which options to purchase 350,701 common shares were then exercisable; and

•	160,100 common shares reserved for future grants under our existing stock option and stock incentive plans as of July 31, 2005.

Risk Factors

See “Risk Factors” beginning on page 9 for a description of the material risks related to an investment in our common shares.

SUMMARY OF CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of our consolidated financial data as of and for the six-month periods ended June 30, 2005 and 2004, and as of and for each of the fiscal years ended December 31, 2000 through 2004. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of Coast Financial Holdings, appearing in this prospectus beginning on page F-1. We have derived the summary financial data as of and for the periods ended December 31, 2000 through 2004 from our audited consolidated financial statements for the respective periods. We have derived the summary financial data as of and for the periods ended June 30, 2005 and 2004 from our unaudited condensed consolidated financial statements for the respective periods. In the opinion of our management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data as of those dates and for those periods. The results of operations for the six months ended June 30, 2005, are not necessarily indicative of the results for the full year. Effective April 15, 2003, the Bank became a wholly-owned subsidiary of the Company, which has no material operations other than those of the Bank. Therefore, the financial statements of the Company prior to April 15, 2003 are the historical statements of the Bank.

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)
	(dollars in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$468,300	$334,681	$384,623	$263,883	$175,866	$112,747	$55,197
Cash and cash equivalents	19,470	7,482	7,122	7,667	8,970	9,678	3,443
Loans, net	359,645	256,969	297,725	214,240	116,203	63,670	30,314
Mortgage loans held for sale, net	—	—	—	—	10,888	17,580	6,330
Securities(1)	60,224	47,482	56,063	27,564	29,589	17,286	11,755
Deposits	394,744	275,024	326,289	207,740	148,165	92,539	38,254
Borrowings(2)	36,154	22,751	20,657	19,597	10,641	8,433	11,437
Shareholders’ equity	34,102	33,926	34,948	33,665	16,261	10,014	4,818

Selected Results of Operations Data:
Interest income	$11,306	$7,985	$17,337	$12,141	$8,790	$6,047	$1,638
Interest expense	5,196	3,334	7,382	5,644	4,601	3,652	1,103

Net interest income	6,110	4,651	9,955	6,497	4,189	2,395	535
Provision for loan losses	1,882	820	1,315	2,934	835	353	370

Net interest income after provision for loan losses	4,228	3,831	8,640	3,563	3,354	2,042	165

Noninterest income	1,204	1,537	2,945	2,563	2,342	1,163	246
(Recovery) impairment of security available for sale	—	—	—	(400)	1,191	—	—
Noninterest expenses	6,829	4,972	10,226	9,107	5,609	3,964	1,936

Earnings (loss) before income taxes	(1,397)	396	1,359	(2,581)	(1,104)	(759)	(1,525)
Income tax provision (benefit)	(516)	152	528	(956)	(413)	(282)	(568)

Net earnings (loss)	$(881)	$244	$831	$(1,625)	$(691)	$(477)	$(957)

Common Share Data:(3)
Basic earnings (loss)	$(0.23)	$0.07	$0.22	$(1.46)	$(0.66)	$(0.68)	$(1.59)
Diluted earnings (loss)	(0.23)	0.06	0.22	(1.46)	(0.66)	(0.68)	(1.59)
Book value	9.08	9.06	9.30	9.01	7.60	6.37	8.01

Common shares outstanding	3,757,650	3,751,350	3,756,050	3,735,450	1,350,450	631,025	601,565
Basic weighted average shares outstanding	3,757,623	3,744,071	3,749,343	1,715,053	1,042,184	696,468	601,565
Diluted weighted average shares outstanding	3,757,623	3,764,926	3,783,661	1,715,053	1,042,184	696,468	601,565

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)
Selected Financial Ratios and Other Data:(4)
Performance Ratios:
Return on average assets	(0.42)%	0.16%	0.25%	(0.76)%	(0.49)%	(0.57)%	(4.04)%
Return on average equity	(5.11)	1.44	2.44	(8.70)	(5.05)	(5.88)	(20.81)
Net interest spread(5)	2.89	3.05	2.93	2.89	2.70	2.50	2.51
Net interest margin(6)	3.16	3.39	3.25	3.26	3.19	3.08	2.75
Average interest-earning assets to average interest-bearing liabilities	1.10	1.14	1.13	1.13	1.14	1.12	1.04
Efficiency Ratio(7)	93.37	80.35	79.27	96.10	104.12	111.62	247.89
Loans to deposits(8)	91.11	93.44	91.25	103.13	78.43	68.80	79.24

Asset Quality Ratios:
Allowance as a percentage of total loans(8)	0.88%	1.09%	0.97%	1.47%	1.16%	1.01%	1.22%
Allowance as a percentage of nonperforming loans(9)	297.29	158.64	200.90	299.81	453.02	5,366.67	1,480.00
Nonperforming assets to total assets(10)	0.27	0.53	0.38	0.42	0.25	0.13	0.05
Nonperforming loans to total loans(8)(9)	0.30	0.69	0.48	0.49	0.26	0.02	0.08
Net charge-offs to average loans	0.97	1.00	0.60	0.68	0.12	0.13	—

Risk Based Capital Ratios:
Tier 1 risk-based capital	10.05%	13.67%	12.35%	16.54%	11.95%	11.89%	11.84%
Total risk-based capital	11.06	14.86	13.43	17.79	13.03	12.72	12.73
Leverage ratio	7.23	10.02	8.99	12.99	8.82	8.84	10.21

Average equity to average assets	8.23%	11.23%	10.31%	8.68%	9.75%	9.62%	19.40%
Total equity to assets (period end)	7.28	10.14	9.09	12.76	9.25	8.88	8.73

(1)	Consists of investment securities available for sale and FHLB stock, at cost.

(2)	Consists of advances from the Federal Home Loan Bank, repurchase agreements, line of credit, and federal funds purchased.

(3)	In 2003, the Bank paid a dividend of $105,000 on the then-outstanding preferred shares and the Company made a cash payment of $770,125 to holders of preferred shares under the terms of a Securities Conversion Agreement whereby all outstanding preferred shares were converted into our common shares. The 2003 loss per common share is calculated after payment of the dividend and the cash to convert preferred shares.

(4)	Interim periods are annualized where applicable.

(5)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(6)	Net interest margin is net interest income divided by average interest-earning assets. Taxable equivalent.

(7)	Efficiency ratio is noninterest expense divided by the sum of net interest income on a fully taxable equivalent basis plus noninterest income.

(8)	Excludes loans held for sale.

(9)	Nonperforming loans consist of non-accrual loans and loans 90 days past due still accruing interest.

(10)	Nonperforming assets consist of nonperforming loans, foreclosed assets, and repossessions.

RISK FACTORS

An investment in our common shares involves certain risks. You should carefully review and consider the risks described below, together with all other information contained in this prospectus, before you decide to invest in our common shares. The risks and uncertainties described below are not the only risks that may have a material adverse effect on the Company. Additional risks and uncertainties also could adversely affect our business and our results. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected, the market price for your shares could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this prospectus constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

Risks Related to Our Business

We may not be able to grow at the rate we have since February 2004, and we may not be able to expand our banking franchise throughout the Tampa Bay region in a profitable and timely manner.

We have grown rapidly in terms of branch expansion, total assets, net loans, and deposits, particularly since February 2004. We may not be able to continue to grow at the same rate that we have grown since February 2004. In addition, our strategy calls for continued expansion and the opening of additional branches throughout the greater Tampa Bay region during the next three to five years. From our inception in 2000 until 2004, all of our branches were located in Manatee County. In February 2004, we expanded our branch network to Pinellas County. We have not yet attempted to establish branches in any of the other counties in the Tampa Bay region. Our branch expansion strategy entails other risks, including:

•	the inability to identify and obtain attractive new locations throughout the Tampa Bay region at a reasonable cost,

•	the inability to obtain required regulatory approvals,

•	the risk that new branches do not become profitable in the time period that we project, if at all, and

•	the inability to secure the services of qualified senior management.

Although our goal is to operate 30 to 35 branches over the next three to five years, we may not achieve this goal. Further, we can provide no assurance that we will be able to overcome these risks or any other problems encountered in executing our branch expansion strategy.

Our success will be dependent on our ability to profitably manage our growth.

We expect to continue to expand our franchise through continued branch expansion. Our ability to manage our growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms. Although we have been able to achieve significant and rapid growth, our expansion strategy could have an adverse impact on our profitability in the short term due to the operating and other noninterest expenses associated with growth and branching. The opening of new branches requires an investment of funds that will not generate profits for a period of time, if at all.

We may have difficulty managing our growth, which may divert resources and limit our ability to successfully expand our operations.

Our rapid growth may place significant demands on our operations and management. Our future success will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management, and other internal risk controls and processes, along with our reporting systems and procedures, as the number of client relationships continue to expand. We may not successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and we may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches. Our growth strategy may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business. We cannot assure you that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels, expanding our asset base to a targeted size, and managing the costs and implementation risks associated with our growth strategy. We also cannot provide you with any assurance that our further expansion will be profitable, that we will be able to maintain our historical rate of growth, or any growth, that we will be able to maintain capital sufficient to support our continued growth, or that we will be able to adequately and profitably manage that growth.

Although we have generally expanded through the opening of a limited number of branches each year, we would consider more rapid expansion if economically sound and suitable acquisitions or branching opportunities should arise, including those that are not necessarily in our current market area. To the extent that we are able to take advantage of such an opportunity, we cannot assure you that we will be able to adequately or profitably manage such accelerated growth opportunities. In this regard, the acquisition of other banks and branches, as well as geographic expansion, involve numerous risks, including among others, the time and cost to integrate the new operations and employees, unanticipated costs and delays, adverse short-term effects on operating results, the potential strain on our infrastructure, staff, internal controls and management, the failure of the acquisition or branching opportunity to meet growth and profitability expectations, risks associated with unanticipated problems or legal liabilities, potential tax and accounting issues, dependence on retaining, hiring, and training key personnel, and the diversion of management’s time and attention away from our core operations. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with our expansion and growth strategy.

Our growth strategy may require us to raise additional capital in the future and such capital may not be available when needed or at all.

We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. However, we may need to raise additional capital in the future to support our continued growth. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and on our financial performance. We cannot assure you that such capital will be available to us on acceptable terms or at all. If we are unable to raise additional capital on acceptable terms when needed, our ability to further expand our operations through internal growth or acquisitions could be limited.

Rapid and significant changes in market interest rates may adversely affect our performance.

Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

Our current one-year gap position is slightly negative and as a result net interest income will be adversely affected if market interest rates rapidly and significantly change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Accordingly, like most financial institutions, our results of operations are significantly affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, or a decrease in our interest rate spread.

In the current interest rate environment, short-term rates have escalated while long-term rates have stayed low causing a flattening of the yield curve. This flattening of the yield curve is making it more difficult to earn the traditional spreads that we are accustomed to earning. As a result, our margin has contracted, which affects the overall profitability of the Bank.

Our net interest margin depends on many factors that are partly or completely out of our control, including competition, federal economic monetary and fiscal policies, and general economic conditions. While we intend to continually take measures to mitigate the impact of changes in market interest rates, we cannot assure you that we will be successful. Despite our strategies to manage interest rate risks, changes in interest rates can still have a material adverse impact on our profitability.

If we experience greater loan losses than anticipated, our earnings and our ability to fund our growth strategy may be adversely affected.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of individuals and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within our local markets. Among the loans of particular significance are the Legacy Loans, $1.1 million of which were charged-off in the second quarter of 2005. Of the $9.5 million Legacy Loans currently existing, $7.0 million are indirect automobile loans and $700,000 are classified commercial loans. The remainder of the Legacy Loans are comprised of nonclassified commercial loans. If we experience greater nonpayment levels than anticipated, our earnings and overall financial condition, as well as the value of our common shares, could be adversely affected.

We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for potential loan losses based on a number of factors. If our assumptions or judgments are wrong, our allowance for loan losses may not be sufficient to cover our actual loan losses. Accordingly, we cannot assure you that our monitoring, procedures, and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. Further, we may have to increase our allowance in the future in response to the request of one of our primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of our loan portfolio. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions. Material additions to our allowance for loan losses would decrease our net earnings and could adversely affect our capital, which would limit our growth. A significant reduction in earnings could have an adverse effect on the market price for our common shares. We cannot give you assurance that such amount will be sufficient to cover our actual losses and in the future we may need to further increase our allowance.

Our construction-to-permanent residential loans are subject to additional risks.

Our mortgage banking department originates a significant volume of residential real estate loans that are comprised primarily of construction-to-permanent financing. Although such loans are originated with the intent of selling them in the secondary market upon conversion to “permanent” financing, these loans are subject to risks during the construction phase that are not present in standard residential mortgage loans. These risks include:

•	the viability of the contractor, and

•	the contractor’s ability to complete the project, meet deadlines and time schedules, and to stay within cost estimates.

Initially, before conversion to permanent financing, these loans are held in our construction loan portfolio. The sale of these loans in the secondary market allows us to hedge against interest rate risks related to such lending operations. The ability to sell these loans in the secondary market requires compliance with strict underwriting criteria. Currently, these loans are originated in the State of Florida. However, we may expand these lending activities into other states where we have less experience, which may entail additional risks.

Our profitability and liquidity may be affected by changes in economic conditions in the areas where our operations or loans are concentrated.

Our success will be dependent to a large extent upon the economic and population growth in the State of Florida and, in particular, in the greater Tampa Bay region or those areas where we make loans. Unlike larger banks that are more geographically diversified, we currently provide banking and financial services primarily to customers located in Manatee, Pinellas, and Sarasota counties. In addition, we currently make construction-to-permanent loans throughout the State of Florida and may, in the future, expand the geographic scope of those loans. If either the population or income growth in the greater Tampa Bay region or in our lending area is slower than projected, income levels, deposits, and housing starts could be adversely affected and could result in the curtailment of our expansion, growth, and profitability. In addition, the ability of our customers to repay their loans will be impacted by the economic conditions in those areas. If the greater Tampa Bay region or areas where we make loans experience a downturn or a recession for a prolonged period of time, we would likely experience significant increases in nonperforming loans, which could lead to operating losses, impaired liquidity, and eroding capital.

The high concentration of commercial and residential real estate loans exposes us to increased lending risks in the event of a downturn in real estate market.

A significant portion of our loan portfolio is dependent on real estate. As of June 30, 2005, our loan portfolio included $184.0 in residential real estate and residential construction loans and $126.2 in commercial real estate loans, or 51% and 35%, respectively, of our total loan portfolio. Since our loans are collateralized primarily by real estate located in Florida, a downturn in the Florida real estate market could lead to a deterioration of our collateral and may expose us to an additional risk of loss.

Our high concentration of commercial real estate and commercial loans expose us to increased lending risks.

As of June 30, 2005, the composition of our loan portfolio was as follows:

•	commercial real estate loans of $126.2 million, or 35.0% of total loans,

•	commercial loans of $23.4 million, or 6.5% of total loans,

•	residential real estate loans of $49.7 million, or 13.8% total loans,

•	residential construction loans of $134.3 million, or 37.2% of total loans, and

•	consumer loans of $27.3 million, or 7.5% of total loans.

Commercial real estate and commercial loans, which comprise 41.5% of our total loan portfolio as of June 30, 2005, expose us to a greater risk of loss than our residential real estate, residential construction, and consumer loans, which comprise 58.5% of our total loan portfolio as of June 30, 2005. Commercial real estate loans and commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial real estate loan or commercial loan or one credit relationship may expose us to a significantly greater risk of loss compared to an adverse development with respect to one residential real estate, residential construction, or consumer loan.

Hurricanes could cause a disruption in our operations which could have an adverse impact on the results of operations.

Our operations are located on the gulf coast of central Florida, a region which is susceptible to hurricanes. Such weather events can cause disruption to our operations and could have a material adverse effect on our overall results of operations. During 2004, four major hurricanes hit the State of Florida. We maintain hurricane insurance, but some risks may not be adequately insured. Further, a hurricane in any of our market areas could adversely impact the ability of borrowers to timely repay their loans and may adversely impact the value of any collateral held by us.

We will be subject to new internal control reporting requirements that will increase our compliance costs and failure to comply timely could adversely affect our reputation and the value of our common shares.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations adopted by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), and the National Association of Securities Dealers. In particular, we will be required to include management and auditor reports on internal controls as part of our annual report for the year ending December 31, 2006 pursuant to Section 404 of the Sarbanes-Oxley Act. Later this year, we expect to begin the process of evaluating our controls, including compliance with the SEC and PCAOB rules and guidelines on internal controls. Although we are unable to quantify the precise costs or the management commitment that will be necessary in connection therewith, we anticipate that the additional incremental costs will be between $200,000 and $250,000 for the first year of compliance and we expect to spend significant amounts of time to satisfy these rules. However, the actual costs may exceed this projection. Moreover, we may not be able to complete our assessment of our internal controls in a timely manner. Our failure to comply with these internal controls rules may materially adversely affect our reputation, or ability to obtain the necessary certifications to our financial statements, and the value of our common shares. Additionally, if we are unable to receive a favorable opinion from our accountants as to management’s assessment of the adequacy of our internal controls, we may be unable to raise additional capital.

We need to stay current on technological changes in order to compete and meet customer demands.

The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and may enable financial institutions to reduce costs. Our future success may depend, in part, on our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technology improvements. Although we will continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive or that we will be able to successfully implement or market any new technology-driven products and services.

Risks Related to Our Industry

Industry competition may have an adverse effect on our success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive environment. Many of our competitors are larger and have greater resources than we do and have been in existence for a longer period of time. We will have to overcome historical bank-customer relationships to attract customers away from our competitors. In our market areas, we face competition from other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of those competitors are subject to similar regulations but have the advantages of larger established customer bases, higher legal lending limits, extensive branch networks, numerous ATMs, greater advertising-marketing budgets, and may offer certain services that we do not currently provide. Some of our nonbank competitors are not subject to the same extensive regulations that govern the Company or the Bank and may have greater flexibility in competing for business.

We are subject to extensive governmental regulation, which could have an adverse impact on our operations.

The banking industry is extensively regulated and supervised under both federal and state law. We are subject to the regulation and supervision of the Federal Reserve Bank (“FRB”), the FDIC, and the Florida Department of Financial Services (the “Florida Department”). These regulations are intended primarily to protect depositors, the public, and the FDIC insurance funds, and not our stockholders. These regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies and Florida state-chartered banks, and the maintenance of adequate capital to the general business operations and financial condition of the Bank, including permissible types, amounts and terms of loans and investments, to the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum interest rate that may be charged by law. We are subject to changes in federal and state banking law, as well as regulations and governmental policies, income tax laws, and accounting principles. Regulations affecting banks are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us and our subsidiary. We cannot assure you that such modifications or new laws will not adversely affect us.

Risks Related to an Investment in Our Common Shares

We do not plan to pay cash dividends on our common shares in the foreseeable future.

We do not expect to pay cash dividends on our common shares in the foreseeable future. You should not buy the common shares if you need dividend income from this investment. The payment of cash dividends is subject to the discretion of our board of directors and its determination to declare such dividends, which will depend upon a number of factors, including capital requirements, regulatory limitations, restrictions on the payment of dividends by the Bank under Florida state law and regulations of the Florida Department, the results of operations and financial condition, tax considerations, and general economic conditions.

The market price of our common shares has fluctuated, and could fluctuate significantly.

The market price of our common shares has been and could be subject to wide fluctuations, including fluctuations in response to quarterly variations in our operating results, changes in earnings estimates by analysts, material announcements by us or our competitors, governmental or regulatory actions, acquisitions, the liquidity of the market of our common shares, changes in general economic and market conditions, changes in the securities markets, war and other conflicts, acts of terrorism, and other events, many of which are beyond our control. The stock market has experienced extreme price and volume fluctuations, which have affected market prices of smaller capitalization companies and have often been unrelated to the operating performance of such companies. In addition, if our operating results fall below the expectations of securities analysts and investors, the price of our common shares would likely decline, perhaps substantially.

We have broad discretion in allocating the net proceeds of this offering.

We intend to use the proceeds of this offering for working capital and general corporate purposes, including providing capital to the Bank to support its asset growth and funding growth and expansion activities, including the opening of additional branch locations. Although we intend to continue opening new branches, as described elsewhere in this prospectus, we have no specific plans at this time relating to any potential branching opportunities. Because we have not yet set forth specific uses for such proceeds, we will have complete discretion to use these funds for any corporate purpose and there is no assurance that you will agree with how we use these funds.

Future issuances of additional securities could result in dilution of your ownership.

We may determine from time to time to issue additional securities to raise additional capital, support growth, or to make acquisitions. Further, we may issue stock options or other stock grants to retain and motivate our employees. These issuances of our securities will dilute the ownership interests of the investors in this offering. New investors also may have rights, preferences and privileges senior to our current shareholders, which may adversely impact our current shareholders.

Anti-takeover laws may adversely affect share value.

Certain provisions of state and federal law and our articles of incorporation may make it more difficult for someone to acquire control of us without our Board of Directors’ approval. The provisions of Florida law that may delay or block an unsolicited takeover attempt include the Florida Affiliated Transactions Statute and the Florida Control-Share Acquisition Statute. Under federal law, a person, entity, or group must notify the federal banking agencies before acquiring 10% or more of the outstanding voting stock of a bank holding company, including our shares. Banking agencies review the acquisition to determine if it will result in a change of control. The banking agencies have 60 days to act on the notice, and take into account several factors, including the resources of the acquiror, the needs of the community, and the antitrust effects of the acquisition. There also are provisions in our articles of incorporation that may be used to delay or block a takeover attempt. Under our articles of incorporation, we may designate and issue preferred shares without further shareholder action. As a result, we could issue preferred shares with advantageous terms to a friendly purchaser willing to oppose such a takeover attempt.

As a result, these statutory provisions and provisions in our Articles of Incorporation could result in the Company being less attractive to a potential acquiror. These laws could result in shareholders receiving less for their shares than otherwise might be available in the event of a change of control of the Company.

The common shares are not FDIC insured.

The common shares are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Bank Insurance Fund, or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to our financial condition, results of operations, plans, objectives, future performance or expectations, and business operations. These statements relate to expectations concerning matters that are not historical fact. Accordingly, statements that are based on management’s projections, estimates, assumptions, and judgments constitute forward-looking statements. These forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “approximately,” “intend,” “objective,” “goal,” “project,” and other similar words and expressions, or future or conditional verbs such as “will,” “should,” “would,” “could,” and “may.” These forward-looking statements are based largely on information currently available to our management and on our current expectations, assumptions, plans, estimates, judgments and projections about our business and our industry, and such statements involve inherent risks and uncertainties. Although we believe our expectations are based on reasonable estimates and assumptions, they are not guarantees of performance and there are a number of known and unknown risks, uncertainties, contingencies, and other factors (many of which are outside our control) that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Accordingly, there is no assurance that our expectations will in fact occur or that our estimates or assumptions will be correct, and we caution investors and all others not to place undue reliance on such forward-looking statements. Some factors include, but are not limited to those described under “Risk Factors,” and the following:

•	general economic conditions, either nationally or in Florida, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a decreased demand for our services and products;

•	changes in the interest rate environment which could reduce our margins and increase defaults in our loan portfolio, including those described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset/Liability Management,” and “—Market Risk Management;”

•	the adequacy of the allowance for loan losses and the Bank’s asset quality, including those matters described in “Business—Asset Quality,” and “—Classification of Assets;”

•	changes in accounting policies and practices, as may be adopted by regulatory agencies as well as the Financial Accounting Standards Board;

•	changes in political conditions or in the legislative or regulatory environment that adversely affects the businesses in which we are engaged, including the impact of any changes in laws and regulations relating to banking, securities, taxes, and insurance;

•	changes occurring in consumer spending, saving, and borrowing habits;

•	changes in trade, tax, monetary, or fiscal policies, including the interest rate policies of the FRB;

•	money market and monetary fluctuations, and changes in inflation and in the securities markets;

•	changes in the Company’s organizational structure and in its compensation and benefit plans, including those necessitated by pressures in the labor market for attracting and retaining qualified personnel;

•	unanticipated litigation, regulatory, or other judicial proceedings;

•	the success of the Company at managing the risks involved in the foregoing; and

•	other risks which may be described in our future filings with the SEC under the Securities Exchange Act of 1934.

All written or oral forward-looking statements that are made or attributable to us are expressly qualified in their entirety by this cautionary notice. Such forward-looking statements speak only to the date that such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. Many of these factors are beyond our control and you should read carefully the factors described in the “Risk Factors” section beginning on page 9 of this prospectus. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect these statements other than material changes to such information.

USE OF PROCEEDS

We estimate the net proceeds from the sale of our common shares in this offering will be approximately $             million after deducting estimated underwriting discounts and other offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate the aggregate net proceeds will be approximately $             million.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, providing capital to the Bank to support its growth, including expansion activities, and for general working capital requirements. At the current time, we do not have agreements or understandings to make any acquisitions, but we are continually evaluating opportunities to do so.

Until the Company designates the use of the net proceeds, the Company will invest these funds temporarily in liquid, short-term high quality securities. The precise amounts and timing of our use of the net proceeds from this offering will depend upon market conditions, the ability of the Bank to originate additional loans and fund them, and the availability of opportunities to expand our current franchise, among other factors.

PRICE RANGE OF OUR COMMON SHARES

Market for Common Shares

On November 5, 2003, our common shares commenced trading on the Nasdaq SmallCap Market under the symbol “CFHI.” We have applied to have our common shares listed for quotation on the Nasdaq National Market under the same symbol. At the close of business on July 31, 2005, there were 3,757,650 outstanding common shares which were held by approximately 1,190 shareholders of record.

The following table sets forth the high and low closing sales prices for the common shares as quoted by Nasdaq SmallCap Market for the periods indicated:

	High	Low
Year Ended December 31, 2003:
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	N/A	N/A
Fourth Quarter	$14.98	$13.40

Year Ended December 31, 2004:
First Quarter	$14.93	$13.00
Second Quarter	$15.45	$13.78
Third Quarter	$15.72	$13.95
Fourth Quarter	$17.50	$15.13

Year Ended December 31, 2005:
First Quarter	$18.90	$16.75
Second Quarter	$18.50	$16.70
Third Quarter (through August 10, 2005)	$18.03	$16.70

The quotations in the above table reflect inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions. On August 10, 2005, the last reported sale price of the common shares as quoted by Nasdaq SmallCap Market was $17.40 per share.

DIVIDEND POLICY

Holders of the Company’s common shares are entitled to receive dividends when and if declared by its Board of Directors out of funds legally available therefor. The Company, however, has never declared any cash dividends on its common shares and does not anticipate the payment of cash dividends in the foreseeable future. We intend to retain our earnings to support the development and growth of our businesses and to strengthen our capital base. We may consider payment of dividends at some point in the future, but the declaration of dividends are at the discretion of the board of directors, and there is no assurance that dividends will be paid at any time.

The Company is a legal entity separate and distinct from Coast Bank and its revenues are derived principally from Coast Bank. Accordingly, our ability to pay cash dividends on the common shares in the future generally will be largely dependent on dividends that the Company receives from Coast Bank to fund such dividends. The payment of dividends by Coast Bank will depend upon its ability to pay and a number of other factors, such as capital requirements, regulatory limitations, Coast Bank’s results of operations and financial condition, tax considerations, and general economic conditions. For a discussion of the applicable federal and state regulatory requirements relating to a payment of dividends by us or by Coast Bank, see “Supervision and Regulation—Dividend Restrictions and Transfers of Funds.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2005, on an actual basis and as adjusted to reflect the sale of the common shares offered hereby at the public offering price of $             per common share, as if the offering had been completed on June 30, 2005 and assuming:

•	net proceeds of the offering are $ , after deducting the estimated offering expenses and the underwriting discount and commissions; and

•	the underwriter’s over-allotment option is not exercised.

You should review this information together with our consolidated financial statements and related notes, included elsewhere in this prospectus.

	At June 30, 2005
	Actual	As Adjusted
	(in thousands)
Shareholders’ Equity:
Common Shares, $5.00 par value, 20,000,000 shares authorized; 3,757,650 issued and outstanding, actual, and shares issued and outstanding, as adjusted(1)	$18,788	$
Preferred Shares, $0.01 par value, 5,000,000 shares authorized; No shares issued and outstanding	—		—
Additional paid-in capital	19,456
Accumulated deficit	(4,105)		(4,105)
Accumulated other comprehensive income (loss)	(37)		(37)

Total shareholders’ equity	$34,102	$

(1)	Excludes 380,700 of our common shares reserved for issuance upon the exercise of stock options outstanding as of June 30, 2005, of which options to purchase 350,701 common shares were then exercisable; and excludes 160,100 common shares reserved for future grant or issuance under our existing stock option and stock incentive plans as of June 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a bank holding company and our principal asset is our ownership of Coast Bank. Accordingly, our results of operations are primarily dependent on the results of the operations of Coast Bank.

Through Coast Bank, we conduct a commercial banking business, which consists of attracting deposits from the general public and applying those funds to the origination of commercial, consumer, and real estate loans (including commercial loans collateralized by real estate). We have experienced substantial growth in our loan portfolio and deposits since inception. Our profitability depends significantly on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances.

Net interest income is dependent upon our interest rate spread, which is the difference between the average yield earned on our interest-earning assets and the average rate paid on our interest-bearing liabilities. When interest-bearing assets approximate or exceed interest-bearing liabilities, any increase in interest rates generally will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demands.

Our profitability also is affected by such factors as the level of noninterest income and expenses, the provision for loan losses, and the effective tax rate. Noninterest income consists primarily of service charges on deposit accounts and other fees and income from the sale of loans, servicing rights, and investment securities. Noninterest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, expenses of opening a branch office or offices, and other operating expenses.

Our total assets, on a consolidated basis, as of June 30, 2005, December 31, 2004, December 31, 2003 and December 31, 2002 were $468.3 million, $384.6 million, $263.9 million, and $175.9 million, respectively. The overall increase in our total assets from December 31, 2004 to June 30, 2005 was primarily due to a $61.9 million, or a 20.8% increase, in net loans, and a $12.3 million increase in cash and cash equivalents, and a $5.1 million increase in net premises and equipment. Similarly, the growth in our total assets for December 31, 2003 to 2004 and from December 31, 2002 to 2003 were primarily due to increases of net loans of $83.5 million and $98.0 million, respectively. Asset growth from December 31, 2003 to 2004 was funded by a $118.5 million increase in deposits and from December 31, 2002 to 2003 was funded by a $59.6 million increase in deposits, a $4.0 million increase in repurchase agreements, and $20.2 million in net proceeds from the public offering of our common shares.

	Select Financial Measures
	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2005	2004	2004	2003	2002
	(dollars in thousands, except per share data)
Net (loss) earnings	$(881)	$244	$831	$(1,625)	$(691)
Basic (loss) earnings per share	(0.23)	0.07	0.22	(1.46)	(0.66)
Diluted (loss) earnings per share	(0.23)	0.06	0.22	(1.46)	(0.66)
Total Assets	468,300	334,681	384,623	263,883	175,866
Net Loans	359,645	256,969	297,725	214,240	116,203
Total Deposits	394,744	275,024	326,289	207,740	148,165
Net interest margin(1)	3.16%	3.39%	3.25%	3.26%	3.19%
Efficiency Ratio	93.37	80.35	79.27	96.10	104.12
Return on average assets(1)	(0.42)	0.16	0.25	(0.76)	(0.49)
Return on average equity(1)	(5.11)	1.44	2.44	(8.70)	(5.05)

(1)	Annualized for the six-month periods ended June 30, 2005 and 2004.

Primary Factors in Evaluating Financial Condition and Results of Operations

As a bank holding company, we focus on several factors in evaluating our financial condition and results of operations, including:

•	Return on Average Equity, or ROAE

•	Return on Average Assets, or ROAA

•	Asset Quality

•	Asset and Deposit Growth

•	Operating Efficiency

Return on Average Equity. Our ROAE for the six months ended June 30, 2005 decreased to (5.11)% compared to 1.44% for the same period in 2004. The decrease was due to our net loss for the six months ended June 30, 2005, which was $881,000, or $0.23 basic and diluted loss per share, compared to net earnings of $244,000, or $0.07 basic and $0.06 diluted earnings per share, for the six months ended June 30, 2004. The decrease in net income in the six months ended June 30, 2005 compared to the same period in 2004 was attributable primarily to an increase in the provision for loan losses, an increase in noninterest expenses, and a decrease in noninterest income. The increase in the loan loss provision was due primarily to the Legacy Loans, including those Legacy Loans which were charged-off in the second quarter of 2005, and the increase in noninterest expense was primarily due to branch expansion costs and the settlement of a legal proceeding with a former employee of a former subsidiary of Coast Bank. The decrease in noninterest income was primarily due to the one-time gains experienced in 2004 in connection with the sale of our merchant services and our mortgage loan servicing rights.

Return on Average Assets. Our ROAA for the six months ended June 30, 2005 decreased to (0.42)% compared to 0.16% for the same period in 2004. The decrease in ROAA is primarily due to the decrease in net income discussed above.

Asset Quality. For all banks and bank holding companies, asset quality plays a significant role in the overall financial condition of the institution and results of operations. We measure asset quality in terms of nonperforming loans and assets as a percentage of gross loans and assets, and net charge-offs as a percentage of average loans. Nonperforming loans include loans past due 90 days or more and still accruing, non-accrual loans and restructured loans. Net charge-offs are calculated as the difference between charged-off loans and recovery payments received on previously charged-off loans. As of June 30, 2005, nonperforming loans were $1.1 million compared to $1.4 million at December 31, 2004 and $1.1 million at December 31, 2003. Nonperforming loans as a percentage of gross loans were 0.30% as of June 30, 2005, compared to 0.48% as of December 31, 2004 and 0.49% as of December 31, 2003. At June 30, 2005 and December 31, 2004 and 2003, our nonperforming assets were exclusively comprised of nonperforming loans. For the six months ended June 30, 2005, net charge-offs as a percentage of average loans were 0.97%, compared to net charge-offs of less than 0.60% and 0.68% for the years ended December 31, 2004 and 2003. The increase in net charge-offs for the six months ended June 30, 2005, as compared to the years ended December 31, 2004 and 2003, was due to the charge-offs of Legacy Loans in the second quarter of 2005.

Asset Growth. The ability to produce loans and generate deposits is fundamental to our asset growth. Our assets and liabilities are comprised primarily of loans and deposits, respectively. Total assets increased 21.8% to $468.3 million as of June 30, 2005 from $384.6 million as of December 31, 2004. Net loans grew 20.8% to $359.6 million as of June 30, 2005 from $297.7 million as of December 31, 2004. Total deposits increased 21.0% to $394.7 million as of June 30, 2005 from $326.3 million as of December 31, 2004.

Operating Efficiency. Operating efficiency is measured in terms of how efficiently income before income taxes is generated as a percentage of revenue. Our efficiency ratio (noninterest expenses divided by the sum of net interest income and noninterest income) increased to 93.37% for the six months ended June 30, 2005 from 80.35% for the same period in 2004. The deterioration was primarily due to an increase in branch expansion costs in 2005. Our efficiency ratios for the years ended December 31, 2004 was 79.27%. We anticipate that our operating efficiency will continue to change period to period as a result of our expansion costs and the hiring of related personnel.

Critical Accounting Policies

The Notes to Consolidated Financial Statements contain a summary of our significant accounting policies, including discussions on recently issued accounting pronouncements, whether we intend to adopt them and the related impact of their adoption. We believe that certain of these policies, along with various estimates that we are required to make in recording our financial transactions, are important to have a complete picture of our financial position. In addition, these estimates require us to make complex and subjective judgments, many of which include matters with a high degree of uncertainty. The following is a discussion of these critical accounting polices and significant estimates. Additional information about these policies can be found in Note 1 to the Consolidated Financial Statements.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on our review of the historical loan loss experience and such factors that, in management’s judgment, deserve consideration under existing economic conditions in estimating probable credit losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriate allowance level consists of several key elements described below.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on our estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flows, and available legal options. Included in the review of individual loans are those that are impaired as provided in the Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” as amended. Any specific reserves for impaired loans are measured based on the fair market value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a special reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for all loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions or loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and our internal credit review function.

Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and collateral conditions and actual collection and charge-off experience.

Based on the procedures discussed above, management believes that the allowance for loan losses was adequate to absorb estimated loan losses associated with the loan portfolio at June 30, 2005. Actual results could differ from these estimates. However, since the allowance is affected by management’s judgment and uncertainties, there is the likelihood that materially different amounts would be reported under different conditions or assumptions. To the extent that the economy changes, collateral values change, reserve factors change, or the nature and volume of problem loans change, we may need to adjust our provision for loan losses. Material additions to our provision for loan losses would adversely affect net earnings and capital.

Stock Based Compensation. We account for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options.

In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment, or FAS 123(R). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-based model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.

The Statement will be effective at the beginning of the first quarter of 2006. As of the effective date, we will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (i) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (ii) the portion of awards granted subsequent to completion of an IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123. The impact of this statement on the Company in 2006 and beyond will depend on various factors, including our compensation strategy.

Trends and Developments Impacting Our Recent Results

Certain trends emerged and developments have occurred that are important in understanding our recent results and that are potentially significant in assessing future performance.

Growth in our market areas. The significant population and economic growth of the greater Tampa Bay area where we conduct the majority of our operations have fueled our growth in particular. The continued population growth has resulted in an increase in the acquisition of raw land for residential and commercial development, the construction of residential communities, shopping centers and office buildings, and the development and expansion of the businesses and professions that provide essential goods and services to this expanded population.

Asset sensitivity. Management uses various modeling strategies to manage the repricing characteristics of our assets and liabilities. These models contain a number of assumptions and cannot take into account all the various factors that influence the sensitivities of our assets and liabilities. Despite these limitations, most of our models at June 30, 2005 indicated that our balance sheet was liability sensitive. A company is considered to be liability sensitive if the amount of its interest bearing liabilities maturing or repricing within a certain time period exceed the amount of its earning assets also maturing or repricing within the same period. Being liability sensitive means generally that in times of rising interest rates, the net interest income of a company will decrease, and in times of falling interest rates, net interest income will increase.

We expect that if market interest rates continue to rise, our net interest margin and our net interest income will be unfavorably impacted. See “Market Risk Management.”

Impact of expansion on noninterest expense. We plan to continue to open additional branches in the Tampa Bay region. We anticipate that our expansion activities will result in a significant increase in occupancy and equipment expense. The typical investment for us to open a leased branch office is between $250,000 and $500,000, whereas the investment to construct and furnish a new branch owned by us will be approximately $750,000, plus the cost to purchase the land on which the branch is located. Consistent with our historical growth strategy, as we open new offices and expand both within and outside our current markets, we plan to recruit seasoned relationship bankers, thereby increasing our salary expenses. Initially, this increase in salary expense is expected to be higher than the revenues to be received from the customer relationships brought to us by the new relationship bankers.

Other noninterest expense items. With respect to our other noninterest expense items, we anticipate that we will incur additional expenses of approximately $200,000 to $250,000 for professional expenses and other costs related to compliance with the reporting requirements of the United States securities laws and the first year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

General

This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses on a consolidated basis the operating results and financial condition of the Company for the six months ended June 30, 2005 and 2004, and for the fiscal years ended December 31, 2004, 2003, and 2002. The discussion and analysis set forth below is intended to assist you in understanding the financial condition and results of our operations. For purposes of this discussion, references to the Company relate to the Company and Coast Bank on a consolidated basis after April 15, 2003, and to Coast Bank prior to April 15, 2003. You should read this discussion together with your review of our consolidated financial statements and the related notes and other statistical information contained herein.

Comparison of the Six-Month Periods Ended June 30, 2005 and 2004

General. The following table sets forth a summary financial overview for the six months ended June 30, 2005 and 2004.

	Six Months Ended June 30,		Increase (Decrease)
	2005	2004
	(in thousands, except per share data)
Consolidated Statement of Earnings (Loss) Data:
Interest income	$11,306	$7,985	$3,321
Interest expense	5,196	3,334	1,862

Net interest income	6,110	4,651	1,459
Provision for loan losses	1,882	820	1,062

Net interest income after provision for loan losses	4,228	3,831	397
Other income	1,204	1,537	(333)
Other expense	6,829	4,972	1,857

Net income (losses) before income taxes	(1,397)	396	(1,793)
Income tax provision (benefit)	(516)	152	(668)

Net income (loss)	$(881)	$244	$(1,125)

Earnings (loss) per share, basic	$(0.23)	$0.07	$(0.30)

Earnings (loss) per share, diluted	$(0.23)	$0.06	$(0.29)

The decrease in net income in the six months ended June 30, 2005 compared to the same period in 2004 was attributable primarily to an increase in the provision for loan losses, an increase in noninterest expenses, and a decrease in noninterest income. The increase in the loan loss provision was due primarily to the Legacy Loans, including those Legacy Loans which were charged-off in the second quarter of 2005, and the increase in noninterest expense was primarily due to branch expansion costs and the settlement of a legal proceeding with a former employee of a former subsidiary of Coast Bank. The Company estimates that legal fees and lost interest from the charged-off loans was approximately $304,000. See “Comparison of Six-Month Periods Ended June 30, 2005 and 2004—Provision for Loan Losses” and “—Noninterest Expenses.”

Net Interest Income and Net Interest Margin. Net interest income, which constitutes the principal source of income for Coast Bank, is the difference between interest earned on its interest-earning assets and the interest paid on interest-bearing liabilities. Our principal interest-earning assets are loans, investment securities, and short-term investments. Interest-bearing liabilities primarily consist of customer deposits (such as interest paying checking accounts or NOW accounts, retail savings deposits, money market accounts, and time deposits), repurchase agreements, and Federal Home Loan Bank (“FHLB”) advances. Funds attracted by these interest-bearing liabilities are invested by the Bank in interest-earning assets. Accordingly, net interest income depends on the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

Interest income increased to $11.3 million during the six months ended June 30, 2005, from $8.0 million for the same period in 2004. Interest on loans for the six months ended June 30, 2005 was $10.3 million, resulting from an average yield of 6.30% compared to $7.5 million resulting from an average yield of 6.39% for the six months ended June 30, 2004. The increase in interest on loans was primarily due to an increase in the average loan balance to $330.5 million during the six months ended June 30, 2005 compared to $235.1 million, for the six months ended June 30, 2004. Interest on securities increased to $974,000 during the six months ended June 30, 2005, from $483,000 for the same period in 2004. The increase in interest income on securities was primarily due to the increase in the average securities balance to $58.3 million during the six months ended June 30, 2005 from $32.7 million for the six months ended June 30, 2004. Interest on other interest earning assets decreased to $15,000 during the six months ended June 30, 2005, from $37,000 during the six months ended June 30, 2004.

The average yield on our interest-earning assets was 5.85% for the six months ended June 30, 2005, compared to 5.82% for the same period in 2004. The modest change in interest-earning assets is due to the change in the composition of our loan portfolio in which we reduced the amount of unsecured loans held by us and increased the amount of secured loans made by us.

Interest expense on interest bearing liabilities increased to $5.2 million during the six months ended June 30, 2005, from $3.3 million during the six months ended June 30, 2004. The increase was due to an increase in the average balance of interest bearing liabilities to $353.7 million in 2005 from $241.6 million in 2004. Management is intent on building core deposits for the long-term, which enhance customer retention, and anticipate the mix of deposits to shift throughout the remainder of 2005.

The average cost of our average interest-bearing liabilities increased to 2.96% for the six months ended June 30, 2005, from 2.77% for the six months ended June 30, 2004, which is the result of the increased balances and rates of money market and time deposit accounts, as well as the increased costs and amounts of other borrowings.

Our average rate on our interest-bearing deposits increased from 2.88% for the six months ended June 30, 2004, to 3.02% for the same period in 2005, reflecting the increased balances and rates of money market and time deposit accounts.

Our net interest margin of 3.16% for the six months ended June 30, 2005 was lower than our margin for the same period in the previous year of 3.39% due to an increase in market rates for deposit accounts.

Average Balances and Average Interest Rates. The following table sets forth, for the six month ended June 30, 2005 and 2004, information regarding (i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields, (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost, (iii) net interest income, (iv) interest rate spread, and (v) net interest margin.

	Six Months Ended June 30,
	2005			2004
	Average Balance(1)	Interest/ Income Expense	Yield/ Rate(2)	Average Balance(1)	Interest Income/ Expense	Yield/ Rate(2)
	(dollars in thousands)
Interest-earning assets:
Investment securities(3)	$58,347	$974	3.37%	$32,699	$483	2.97%
Loans(4)	330,476	10,317	6.30	235,052	7,465	6.39
Other interest-earning assets(5)	1,211	15	2.50	8,032	37	0.93

Total interest-earning assets/interest income/average rates earned	390,034	11,306	5.85	275,783	7,985	5.82

Total noninterest earning assets	32,169			25,143

Total assets	$422,203			$300,926

Interest-bearing liabilities:
NOW	$16,484	$26	0.32%	$10,954	$18	0.33%
Money market	72,202	809	2.26	49,963	453	1.82
Savings	3,968	10	0.51	3,111	8	0.52
Time	226,475	3,940	3.51	157,926	2,697	3.43

Total interest-bearing deposits	319,129	4,785	3.02	221,954	3,176	2.88
Other borrowings	34,578	411	2.40	19,692	158	1.61

Total interest-bearing liabilities/interest expense/average rate paid	353,707	5,196	2.96	241,646	3,334	2.77

Total noninterest bearing liabilities	33,751			25,490

Total liabilities	387,458			267,136
Shareholders’ equity	34,745			33,790

Total liabilities and shareholders’ equity	$422,203			$300,926

Net interest income		$6,110			$4,651

Interest rate spread(6)			2.89%			3.05%

Net interest margin(7)			3.16%			3.39%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.10			1.14

(1)	Average balance represents the average daily balance year to date.

(2)	Annualized for comparability with full year data.

(3)	Principally taxable. The yield information does not give effect to changes in fair value that are reflected as a component of shareholders’ equity.

(4)	Non-accruing loans are included in computation of average balance.

(5)	Includes federal funds sold and interest-bearing deposits.

(6)	Interest rate spread represent the difference between average yield on interest-bearing assets and the average rate of interest-bearing liabilities.

(7)	Net interest margin is the net interest income divided by average interest earning assets.

Rate/Volume Interest Analysis. The effect on interest income, interest expense, and net interest income for the six month periods ended June 30, 2005 and 2004, of changes in average balance and rate, is shown below. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (change in rate multiplied by prior volume), (ii) changes in volume (change in volume multiplied by prior rate), and (iii) changes in rate/volume (change in rate multiplied by change in volume).

	Six Months Ended June 30, 2005 Compared to 2004 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total Change
	(in thousands)
Interest-earning assets
Loans	$(126)	$3,021	$(43)	$2,852
Investment securities	64	376	51	491
Other interest-earning assets	62	(31)	(53)	(22)

Total interest income	$—	3,366	(45)	3,321

Interest-bearing liabilities
NOW	$(1)	9	—	8
Money-market	108	199	49	356
Savings	—	2	—	2
Time	55	1,161	27	1,243

Total interest on deposits	162	1,371	76	1,609
Other borrowings	77	118	58	253

Total interest expense	$239	$1,489	$134	$1,862

Change in net interest income	$(239)	$1,877	$(179)	$1,459

Provision For Loan Losses. Our provision for loan losses was $1,882,000 for the six months ended June 30, 2005 compared to $820,000 for the six months ended June 30, 2004.

The provision was increased $1.3 million primarily due to the Legacy Loans, including Legacy Loans with the three different borrowers which resulted in charge-offs of $1.1 million. The first borrower, a yacht brokerage firm, was issued a $1.0 million commercial line of credit in 2001, secured by yachts under construction. The Bank failed to secure its lien position on the collateral at the inception of the loan. When the yacht builder (in Canada) went bankrupt, the Bank’s collateral was liquidated without any principal reduction. The borrower had one completed yacht, which was sold with proceeds used to pay down the line of credit by $336,000. The borrower then offered the Bank a 28-acre parcel of land in Manatee County as collateral, which had a first lien with another bank of $166,000. In order to protect the Bank’s position the Bank purchased the first lien at par. After a lengthy process of obtaining an environmental and engineering study on the parcel to ascertain its potential use and value, it was determined in the second quarter of 2005 that only 1.4 acres could potentially be developed. An appraisal has been ordered and although it has not been received, verbal offers have been in the range of $125,000 to $200,000. As a result, the Bank charged off the second lien of $664,000 and expects to liquidate the collateral for a value sufficient to satisfy the first lien of $166,000.

The second borrower, a formal wear rental business, was issued a $1.4 million commercial line of credit in 2002, secured by business assets. Current Bank management, through a number of concerted efforts, was able to secure principal reductions of approximately $1.0 million. During the second quarter of 2005 the borrower filed bankruptcy on the business and then fled the country. The remaining balance of the loan totaling approximately $400,000 was consequently charged-off, of which approximately $200,000 had been previously included in our provision for loan loss. Management expects a minimal recovery, if any, from the liquidation of the business assets.

The last borrower, a glass installation and repair business, was issued a $276,000 commercial line of credit in 2000, secured by business assets. During the second quarter of 2005 the primary guarantor had closed the business and liquidated all business assets (without Bank consent). Consequently, the loan was charged-off; we are proceeding with judgments and will pursue all legal options in an effort to recover any portion due on the loan.

Commercial real estate loans grew 74% and now comprise 35% of the Bank’s net loan portfolio at June 30, 2005, compared to 28% at June 30, 2004. Residential loans grew 57% and now account for 51% of net loans, compared to 46% at June 30, 2004.

Noninterest Income. Noninterest income decreased to $1.2 million for the six months ended June 30, 2005 compared to $1.5 million for the six months ended June 30, 2004. This decrease was primarily due to the one-time gains experienced in 2004 in connection with the sale of our merchant services, the sale of asset management services, our mortgage loan servicing rights, partially offset with an increase from gains on the sale of loans held for sale, due to an increase in loans sold. The gains on these assets were part of the restructuring of our operations as a result of the change in our executive management. Based upon the current growth and expansion of building in Florida, absent any unforeseen events, we anticipate that we will continue to achieve the same results or, possibly increase, our gains on the sales of loans.

A summary of the major components of noninterest income for the six-month periods ended June 30, 2005 and 2004 is set forth below:

	Six Months Ended June 30,
	2005	2004
	(in thousands)
Service charges on deposit accounts	$247	$202
Gain on sales of loans held for sale	927	662
Gain on sale of mortgage loan servicing rights	—	118
Gain on sale of merchant services	—	212
Net loan servicing fees (costs)	—	(159)
Asset management fees	—	71
Other service charges and fees	26	409
Other income	4	22

Total	$1,204	$1,537

Noninterest Expenses. Noninterest expense increased to $6.8 million for the six months ended June 30, 2005 compared to $5.0 million for the six months ended June 30, 2004. The increase was primarily due to an increase in employee compensation and benefits and occupancy and equipment expense associated with the addition of three new branches in 2005 and an increase in advertising expenditures of $355,000.

On June 28, 2005, the Bank and Coast Financial Partners, Inc. (“CFP”), a now inactive, wholly-owned and consolidated subsidiary of the Coast Financial Holdings, entered into a Settlement Agreement and General Release (the “Settlement Agreement”) with Gillian Busard, a former employee of CFP. Under the terms of the Settlement Agreement, among other things, the Bank and CFP agreed to pay $75,000 to Ms. Busard and her attorneys, Ms. Busard agreed to dismiss her claims for employment discrimination, breach of contract, and unfair and deceptive trade practices relating to her prior employment and termination by CFP, and Ms. Busard agreed to release the Bank, CFP and their affiliates from any and all claims she may have against them. Neither the Bank nor CFP admitted any liability or wrongdoing. The Bank and CFP had denied all liability and we were prepared to defend the action vigorously. However, while continuing to believe that the suit was without merit, we determined that it was more cost effective to settle the dispute than to proceed to arbitration. An expense of approximately $185,000, reflecting the settlement amount of $75,000 and related, legal fees and expenses of approximately $110,000, were accrued in our second quarter in connection with the settlement.

A summary of the major components of noninterest expenses for the six-month periods ended June 30, 2005 and 2004 is set forth below:

	Six Months Ended June 30,
	2005	2004
	(in thousands)
Employee compensation and benefits	$3,346	$2,611
Occupancy and equipment	953	635
Data processing	431	506
Professional fees	444	317
Telephone, postage, and supplies	495	336
Advertising	511	156
Other expenses	649	411

Total	$6,829	$4,972

Income Taxes. The income tax benefit for the six months ended June 30, 2005 was $(516,000), which equates to an effective rate of 36.9%, compared to a tax provision of $152,000 for the six months ended June 30, 2004, which equates to an effective rate of 38.4%.

Comparison of Years Ended December 31, 2004 and 2003

General. The following table sets forth a summary financial overview for the years ended December 31, 2004 and 2003.

	Years Ended December 31,		Increase (Decrease)
	2004	2003
	(in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$17,337	$12,141	$5,196
Interest expense	7,382	5,644	1,738

Net interest income	9,955	6,497	3,458
Provision for loan losses	1,315	2,934	(1,619)

Net interest income after provision for loan losses	8,640	3,563	5,077
Other income	2,945	2,563	382
(Recovery) impairment of security available for sale	—	(400)	400
Other expense	10,226	9,107	1,119

Net income (loss) before income taxes	1,359	(2,581)	3,940
Income tax provision (benefit)	528	(956)	1,484

Net income (loss)	$831	$(1,625)	$2,456

Earnings (loss) per share, basic	$0.22	$(1.46)	$1.68

Earnings (loss) per share, diluted	$0.22	$(1.46)	$1.68

The increase in net income in the year ended December 31, 2004 compared to the year ended December 31, 2003 was attributed primarily to a $3.5 million increase in net interest income and a $1.6 million decrease to the provision for loan losses, partially offset by a $1.1 million increase in other expenses.

Net Interest Income and Net Interest Margin. Total interest income for the year ended December 31, 2004 and 2003 was $17.3 million and $12.1 million, respectively, on average outstanding balances of interest-earning assets of $306.1 million and $199.6 million, respectively. This increase was due primarily to a $5.0 million increase in interest income from loans resulting from a $95.4 million increase in the average loan balance, which was partially offset by a decrease in the weighted average yield earned in 2004 to 6.19% from 6.73% in 2003.

The average yield on our interest-earning assets was 5.66% for the year ended December 31, 2004, compared to 6.08% for the year ended December 31, 2003. The decrease in the yield on our interest-earning assets is a result of the decrease in the yield earned on Coast Bank’s loan portfolio resulting from changes in the composition of our loan portfolio.

Interest expense on interest-bearing liabilities for the year ended December 31, 2004 and 2003 was $7.4 million and $5.6 million, respectively. The increase was due primarily to a $88.8 million increase in average interest bearing deposits which more than offset the effects of lower market interest rates.

The average cost of our average interest-bearing liabilities decreased to 2.73% in the year ended December 31, 2004, from 3.19% in the year ended December 31, 2003, which is a result an improvement in our core deposits and the lower rates paid on deposit accounts.

Our average rate on our interest-bearing deposits decreased from 3.32% for the year ended December 31, 2003, to 2.83% for the year ended December 31, 2004, reflecting reductions in general market rates.

Our net interest margin of 3.25% for the year ended December 31, 2004 was almost unchanged from our margin for the previous year of 3.26% because our net interest income and our average earning assets grew at the same rate.

Average Balances and Average Rates. The following table sets forth, for the years ended December 31, 2004 and 2003, information regarding (i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields, (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost, (iii) net interest income, (iv) interest rate spread, and (v) net interest margin.

	Years Ended December 31,
	2004			2003
	Average Balance(1)	Interest/ Income Expense	Yield/ Rate	Average Balance(1)	Interest Income/ Expense	Yield/ Rate
	(dollars in thousands)
Interest-earning assets:
Investment securities(2)	$40,644	$1,145	2.82%	$28,282	$954	3.37%
Loans(3)	260,739	16,142	6.19	165,316	11,126	6.73
Other interest-earning assets(4)	4,668	50	1.07	6,003	61	1.02

Total interest-earning assets/interest income/average rates earned	306,051	17,337	5.66	199,601	12,141	6.08

Total noninterest earning assets	24,002			15,591

Total assets	$330,053			$215,192

Interest-bearing liabilities:
NOW	$11,581	$39	0.34%	$8,924	$56	0.63%
Money market	63,739	1,236	1.94	30,209	502	1.66
Savings	3,392	18	0.53	2,140	17	0.79
Time	169,467	5,724	3.38	118,073	4,709	3.99

Total interest-bearing deposits	248,179	7,017	2.83	159,346	5,284	3.32
Other borrowings	21,746	365	1.68	17,579	360	2.05

Total interest-bearing liabilities/interest expense/average rate paid	269,925	7,382	2.73	176,925	5,644	3.19

Total noninterest bearing liabilities	26,096			19,590

Total liabilities	296,021			196,515

Shareholders’ equity	34,032			18,677

Total liabilities and shareholders’ equity	$330,053			$215,192

Net interest income		$9,955			$6,497

Interest rate spread(5)			2.93%			2.89%

Net interest margin(6)			3.25%			3.26%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.13			1.13

(1)	Average balance represents the average daily balance year to date.

(2)	Principally taxable. The yield information does not give effect to changes in fair value that are reflected as a component of shareholders’ equity.

(3)	Non-accruing loans are included in computation of average balance.

(4)	Includes federal funds sold and interest-bearing deposits.

(5)	Interest rate spread represent the difference between average yield on interest-bearing assets and the average rate of interest-bearing liabilities.

(6)	Net interest margin is the net interest income divided by average interest earning assets.

Rate/Volume Analysis. The following table sets forth the effect on interest income, interest expense, and net interest income for the years ended December 31, 2004 and 2003, of changes in average balance and rate.

	Year Ended December 31, 2004 Compared to 2003 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total Change
	(in thousands)
Interest earning assets
Loans	$(892)	$6,423	$(515)	$5,016
Investment securities	(157)	417	(69)	191
Other interest-earning assets	3	(13)	(1)	(11)

Total interest income	$(1,046)	$6,827	$(585)	$5,196

Interest bearing liabilities
NOW	(26)	17	(8)	(17)
Money-market	84	556	94	734
Savings	(6)	11	(4)	1
Time	(721)	2,050	(314)	1,015

Total interest on deposits	(669)	2,634	(232)	1,733
Other borrowings	(65)	85	(15)	5

Total Interest Expense	$(734)	$2,719	$(247)	$1,738

Change in net interest income	$(312)	$4,108	$(338)	$3,458

Provision for Loan Losses. The provision for loan losses was $1.3 million for the year ended December 31, 2004 compared to $2.9 million for the year ended December 31, 2003. As described below under “—Comparison of Years Ended December 31, 2003 and 2002—Provision for Loan Losses,” the loan loss provision in 2003 was substantially increased due to a comprehensive loan review in 2003 of all commercial loans greater than $100,000 that were not secured by real estate, which led to additional provisions for loan losses.

At December 31, 2004 and 2003, we had total net portfolio loans of $297.7 million and $214.2 million, respectively. Allowance for loan losses was $2.9 million and $3.2 at December 31, 2004 and 2003, respectively, representing 0.97% and 1.47% of total net loans at the end of each period.

Noninterest Income. Noninterest income for the year ended December 31, 2004 and 2003 was $2.9 million and $2.6 million, respectively. The increase in noninterest income for the year ended December 31, 2004 primarily was due to gains on the sale of merchant services, the credit card portfolio and mortgage loan servicing rights of $503,000 along with an increase from gains on the sale of loans held for sale, which represents an increase of $150,000 from the period ended December 31, 2003. The increase in gain on sale of loans in 2004, when compared to the year ended December 31, 2003, was due to an increase in loans sold. In addition, service charges on deposit accounts for the period increased $140,000. The reason for this increase was an increase in the number of deposit accounts. This increase in service charge income was partially offset by a $361,000 decrease in asset management fees over the same period, due to the dissolution of CFP in the first quarter of 2004, and by a decrease in gains recognized on the sale of securities available for sale of $94,000.

A summary of the major components of noninterest income for the years ended December 31, 2004 and 2003 is set forth below:

	Years Ended December 31,
	2004	2003
	(in thousands)
Service charges on deposit accounts	$434	$294
Gain on sales of loans held for sale	1,462	1,312
Gain on sale of credit card portfolio	173	—
Gain on sale of securities available for sale	4	98
Gain on sale of mortgage loan servicing rights	118	—
Gain on sale of merchant services	212	—
Net loan servicing fees (costs)	(159)	(141)
Asset management fees	69	430
Other service charges and fees	547	584
Other income	85	(14)

Total	$2,945	$2,563

Noninterest Expense. Noninterest expense for the year ended December 31, 2004 and 2003 was $10.2 million and $9.1 million, respectively. Our most significant noninterest expenses, those related to salaries and employee benefits, were 53.6% and 54.6%, respectively, of such noninterest expenses for the years ended December 31, 2004 and 2003. The increase in noninterest expense in 2004 was due primarily to salaries and employee benefits and occupancy expenses due to the opening of three branch offices, and the purchase of the Downtown Building, and the hiring of employees to support the overall growth of Coast Bank.

A summary of the major components of noninterest expenses for the years ended December 31, 2004 and 2003 is set forth below:

	Years Ended December 31,
	2004	2003
	(in thousands)
Employee compensation and benefits	$5,477	$4,976
Occupancy and equipment	1,412	1,095
Data processing	922	876
Professional fees	486	382
Telephone, postage, and supplies	676	475
Advertising	348	409
Bank card	—	209
Other expenses	905	685

Total	$10,226	$9,107

Income Taxes. The income tax provision for the year ended December 31, 2004 was $528,000, which equates to an effective rate of 38.9%, compared to an income tax benefit of $956,000, which equates to an effective rate of 37.1%, for the year ended December 31, 2003.

Comparison of Years Ended December 31, 2003 and 2002

General. The following table sets forth a summary financial overview for the years ended December 31, 2003 and 2002.

	Years Ended December 31,		Increase (Decrease)
	2003	2002
	(in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$12,141	$8,790	$3,351
Interest expense	5,644	4,601	1,043

Net interest income	6,497	4,189	2,308
Provision for loan losses	2,934	835	2,099

Net interest income after provision for loan losses	3,563	3,354	209
Other income	2,563	2,342	221

(Recovery) impairment of security available for sale	(400)	—	(400)
Other expense	9,107	6,800	2,307

Net income (loss) before income taxes	(2,581)	(1,104)	(1,477)
Income tax provision (benefit)	(956)	(413)	(543)

Net income (loss)	$(1,625)	$(691)	$(934)

Earnings (loss) per share, basic	$(1.46)	$(0.66)	$(0.80)

Earnings (loss) per share, diluted	$(1.46)	$(0.66)	$(0.80)

For the year ended December 31, 2003, we reported a net loss of $1.6 million before the payment of a one-time $105,000 cash dividend to our then-preferred shareholders and the payment of $770,000 to convert our Series A Preferred Shares into common shares. As a result of these payments, we incurred a net loss of $2.5 million, which was applicable to our common shareholders, as compared to a net loss of $691,000 for the year ended December 31, 2002. No cash dividends were paid on our Series A Preferred Shares during 2002. A significant portion of the increase in the net loss during 2003 was attributable to a $2.1 million increase to our provision for loan losses.

Net Interest Income and Net Interest Margin. Total interest income for the year ended December 31, 2003 and 2002 was $12.1 million and $8.8 million, respectively, on average outstanding balances of interest-earning assets of $199.6 million and $131.2 million, respectively. This increase was due primarily to a $3.3 million increase in interest income from loans resulting from a $61.0 million increase in the average loan balance, which was partially offset by a decrease in the weighted average yield earned in 2003 to 6.73% from 7.51% in 2002.

The average yield on our interest-earning assets was 6.08% for the year ended December 31, 2003, compared to 6.70% for the year ended December 31, 2002. The decrease in the yield on our interest-earning assets is primarily a result of a change in the loan portfolio mix from unsecured, higher risk, higher yield products to more secured, lower risk, and lower yield products.

Interest expense for the year ended December 31, 2003 and 2002 was $5.6 million and $4.6 million, respectively. The increase was due primarily to a $53.4 million increase in average interest- bearing deposits.

The average cost of our average interest-bearing liabilities decreased to 3.19% in the year ended December 31, 2003, from 4.00% in the year ended December 31, 2002, which is a result of lower rates paid on deposit accounts.

Our average rate on our interest-bearing deposits decreased from 4.12% for the year ended December 31, 2002, to 3.32% for the year ended December 31, 2003, reflecting reductions in general market rates.

Our interest margin of 3.26% for the year ended December 31, 2003 was slightly higher than our margin of 3.19% for the previous year, which led to the improvement of the net interest income. The decrease in our overall cost of funds was more pronounced than the reduction of our average yield on interest-earnings assets. The decrease in the costs of funds was due to a runoff of promotional and non-retail certificates, along with the introduction of a new money market product.

Average Balances and Average Rates. The following table sets forth, for the years ended December 31, 2003 and 2002, information regarding (i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields, (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost, (iii) net interest income, (iv) interest rate spread, and (v) net interest margin.

	Years Ended December 31,
	2003			2002
	Average Balance(1)	Interest/ Income Expense	Yield/ Rate	Average Balance(1)	Interest Income/ Expense	Yield/ Rate
	(dollars in thousands)
Interest-earning assets:
Investment securities(2)	$28,282	$954	3.37%	$19,342	$842	4.35%
Loans(3)	165,316	11,126	6.73	104,330	7,832	7.51
Other interest-earning assets(4)	6,003	61	1.02	7,517	116	1.54

Total interest-earning assets/interest income/average rates earned	199,601	12,141	6.08	131,189	8,790	6.70

Total noninterest earning assets	15,591			9,204

Total assets	$215,192			$140,393

Interest-bearing liabilities:
NOW	$8,924	$56	0.63%	$5,378	$54	1.00%
Money market	30,209	502	1.66	23,227	647	2.79
Savings	2,140	17	0.79	1,636	28	1.71
Time	118,073	4,709	3.99	75,670	3,634	4.80

Total interest-bearing deposits	159,346	5,284	3.32	105,911	4,363	4.12
Other borrowings	17,579	360	2.05	9,215	238	2.58

Total interest-bearing liabilities/interest expense/average rate paid	176,925	5,644	3.19	115,126	4,601	4.00

Total noninterest bearing liabilities	19,590			11,581

Total liabilities	196,515			126,707
Shareholders’ equity	18,677			13,686

Total liabilities and shareholders’ equity	$215,192			$140,393

Net interest income		$6,497			$4,189

Interest rate spread(5)			2.89%			2.70%

Net interest margin(6)			3.26%			3.19%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.13			1.14

(1)	Average balance represents the average daily balance year to date.

(2)	Principally taxable. The yield information does not give effect to changes in fair value that are reflected as a component of shareholders’ equity.

(3)	Non-accruing loans are included in computation of average balance.

(4)	Includes federal funds sold and interest-bearing deposits.

(5)	Interest rate spread represent the difference between average yield on interest-bearing assets and the average rate of interest-bearing liabilities.

(6)	Net interest margin is the net interest income divided by average interest earning assets.

Rate/Volume Analysis. The following table sets forth the effect on interest income, interest expense, and net interest income for the years ended December 31, 2003 and 2002, of changes in average balance and rate.

	Year Ended December 31, 2003 Compared to 2002 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total Change
	(in thousands)
Interest earning assets
Loans	$(810)	$4,578	$(474)	$3,294
Investment securities	(190)	389	(87)	112
Other interest-earning assets	(40)	(23)	8	(55)

Total interest income	$(1,040)	$4,944	$(553)	$3,351

Interest bearing liabilities
NOW	(20)	34	(12)	2
Money-market	(261)	194	(78)	(145)
Savings	(15)	9	(5)	(11)
Time	(616)	2,036	(345)	1,075

Total interest on deposits	(912)	2,273	(440)	921
Other borrowings	(49)	216	(45)	122

Total Interest Expense	$(961)	$2,489	$(485)	$1,043

Change in net interest income	$(79)	$2,455	$(68)	$2,308

Provision for Loan Losses. The provision for loan losses was $2.9 million for the year ended December 31, 2003 compared to $835,000 for the year ended December 31, 2002. The provision increased due to a loan review of all commercial loans greater than $100,000 that are not secured by real estate. As a result of a comprehensive review of our loan portfolio in 2003, a number of loans were kept on the watch list and the reserve allocation was increased based on recent factors affecting the applicable credits. In addition, some loans not on the watch list were downgraded and their respective reserve allocation increased by an applicable amount.

In addition, two different borrowers defaulted in late November on loans totaling $780,000. The first borrower, a used car dealership, defaulted on a $560,000 commercial business loan issued as working capital and a floor plan loan with a remaining balance of approximately $100,000. This loan relationship was on the watch list but was current through October 31, 2003. The second borrower, with total borrowings of approximately $120,000, had never been on the watch list and was not delinquent at the time of the default. No recovery was expected with the first relationship and only minimal recovery on the second relationship.

At December 31, 2003 and 2002, we had total net portfolio loans of $214.2 million and $116.2 million, respectively. Allowance for loan losses was $3.2 million and $1.4 at December 31, 2003 and 2002, respectively, representing 1.47% and 1.16% of total net loans at the end of each period.

Noninterest Income. Noninterest income for the year ended December 31, 2003 and 2002 was $2.6 million and $2.3 million, respectively. The increase in noninterest income for the year ended December 31, 2003 primarily was due to an increase from gains on the sale of loans, which represents an increase of $352,000 from the period ended December 31, 2002. The increase in gain on sale of loans in 2003, when compared to the year ended December 31, 2002, was due to an increase in loans sold. In addition, asset management fees increased over the same period by $193,000 due to an increase in asset management accounts. This increase was partially offset by a decrease in gains recognized on the sale of securities available for sale of $57,000 and a decrease in net loan servicing fees of $244,000.

A summary of the major components of noninterest income for the years ended December 31, 2003 and 2002 is set forth below:

	Years Ended December 31,
	2003	2002
	(in thousands)
Service charges on deposit accounts	$294	$380
Gain on sales of loans held for sale	1,312	960
Gain on sale of securities available for sale	98	155
Net loan servicing fees (costs)	(141)	103
Asset management fees	430	237
Other service charges and fees	584	507
Other income	(14)	—

Total	$2,563	$2,342

Noninterest Expense. Noninterest expense for the year ended December 31, 2003 and 2002 was $9.1 million and $6.8 million, respectively. The largest components, related to salaries and employee benefits, were 54.6% and 44.4%, respectively, of such noninterest expenses for the years ended December 31, 2003 and 2002. The increase in noninterest expense in 2003 was due primarily to salaries and employee benefits and occupancy expenses due to the opening of two branch offices and the hiring of employees to support the overall growth of Coast Bank.

A summary of the major components of noninterest expenses for the years ended December 31, 2003 and 2002 is set forth below:

	Years Ended December 31,
	2003	2002
	(in thousands)
Employee compensation and benefits	$4,976	$3,018
Occupancy and equipment	1,095	716
Data processing	876	587
Professional fees	382	245
Telephone, postage, and supplies	475	236
Advertising	409	270
Bank card	209	22
Impairment of a security available for sale	—	1,191
Other expenses	685	515

Total	$9,107	$6,800

Income Tax Benefit. The income tax benefit for the year ended December 31, 2003 was $956,000, which equates to an effective rate of 37.1%, compared to an income tax benefit of $413,000, which equates to an effective rate of 37.4%, for the year ended December 31, 2002.

Asset/Liability Management

One of our primary objectives is to control fluctuations in net interest income caused by changes in interest rates. To manage interest rate risk, the Board of Directors of Coast Bank has established interest rate risk policies and procedures that delegate to the Asset/Liability Management Committee (“ALCO”) the responsibility to monitor and report on interest rate risk, devise strategies to manage interest rate risk, monitor loan origination and deposit activity, and approve all pricing strategies.

The management of interest rate risk is one of the most significant factors affecting our ability to achieve future earnings. The principal measure of our exposure to interest rate risk is the difference between interest rate sensitive assets and liabilities for the periods being measured, commonly referred to as the “gap” for such period. An asset or liability is considered interest rate sensitive if it will reprice or mature within the time period being analyzed. Controlling the maturity or repricing of an institution’s liabilities and assets in order to minimize interest rate risk is commonly referred to as gap management. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. When the opposite occurs, the gap is considered to be negative. During periods of increasing interest rates, a negative gap would tend to adversely affect income while a positive gap would tend to result in net interest income. During periods of decreasing interest rates, the inverse would tend to occur. If the maturities of interest rate sensitive assets and liabilities were equally flexible and moved concurrently, the impact of any material or prolonged increase or decrease in interest rates or net interest income on existing assets or liabilities would be minimal. It is common to focus on the one year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months.

ALCO uses an internal model to analyze our current financial position and test different strategies prior to implementation. The system attempts to simulate Coast Bank’s asset and liability base and project future operating results under several interest rate and spread assumptions.

Under asset/liability management guidelines, it is our policy to maintain a cumulative one-year gap of no more than 15% of total assets, primarily by managing the maturity distribution of our investment portfolio and emphasizing loan originations tied to interest sensitive indices. Additionally, we have joined the FHLB to enhance our liquidity position and provide the ability to utilize fixed rate advances to improve the match between interest-earning assets and interest-bearing liabilities in certain periods. Due to the growth of our balance sheet during 2004, Coast Bank’s cumulative one year gap at June 30, 2005 and December 31, 2004 was negative at $10.7 million and $10.5 million, respectively, or (2.3)% and (2.7)%, respectively, expressed as a percentage of total assets, as compared to a positive one year gap at $1.3 million, or 0.5%, expressed as a percentage of total assets at December 31, 2003.

The following table presents our interest rate sensitive assets and liabilities at December 31, 2004, which are expected to mature or are subject to repricing in each of the time periods indicated. The table may not be indicative of our rate sensitive position at other points in time. The balances have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the periods in which they are scheduled to be repaid. Repricing of time deposits is based on their scheduled maturities. Deposits without a stated maturity are shown as repricing based on historical repricing periods.

	Term to Repricing or Maturity
	90 Days	91-180 Days	181 Days to 365 Days	Due Within 1-5 Years	Due After 5-Years	Total
	(dollars in thousands)
Interest-earning assets:
Investment securities	$5,782	$10,892	$11,165	$26,979	$672	$55,490

Interest bearing deposits	55	—	—	—	—	55

FHLB stock	573	—	—	—	—	573

Mortgage loans:
Commercial real estate	21,993	2,986	5,230	64,751	4,995	99,955
Residential real estate	2,400	1,364	4,973	31,113	7,307	47,157
Residential construction	26,773	15,971	15,475	30,857	640	89,716
Other Loans:
Commercial	18,145	1,058	1,909	7,631	3,277	2,020
Consumer	18,591	1,381	2,180	6,647	841	29,640

Total loans	87,902	22,760	29,767	140,999	17,060	298,488

Total interest-earning assets	94,312	33,652	40,932	167,978	17,732	354,606

Interest-bearing liabilities:
Customer deposits:
NOW accounts	1,992	1,992	3,983	7,967	—	15,934
Money market accounts	68,263	—	—	11,315	—	79,578
Regular savings	485	485	971	1,941	—	3,882
Time deposits	34,084	21,546	24,941	120,832	7	201,410

Total customer deposits	104,824	24,023	29,895	142,055	7	300,804

Borrowings:
Repurchase agreements	15,867	—	—	—	—	15,867
Federal funds purchased	3,790	—	—	—	—	3,790
FHLB advances	—	—	1,000	—	—	1,000

Total borrowings	19,657	—	1,000	—	—	20,657

Total interest-bearing liabilities	124,481	24,023	30,895	142,055	7	321,461

Interest sensitivity gap	$(30,169)	$9,629	$10,037	$25,923	$17,725	$33,145

Cumulative gap	$(30,169)	$(20,540)	$(10,503)	$15,420	$33,145

Cumulative gap as a percentage of total assets	(7.8)%	(5.3)%	(2.7)%	4.0%	8.6%

Market Risk Management

Our market risk is the risk of loss that may result from changes in market prices and rates. A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. The measurement of market risk associated with financial instruments is meaningful only when related offsetting on- and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Accordingly, while the ALCO relies primarily on its asset liability structure to control interest rate risk, a sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates of our assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The ALCO also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps”) that limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

Because gap analysis may not adequately address the interest rate risk, we also use simulation models to analyze net income sensitivity to movements in interest rates.

Economic Value of Equity. We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as economic value of equity, using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates.

At December 31, 2004, our economic value of equity exposure related to those hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows our projected change in economic value of equity for this set of rate shock at December 31, 2004.

Interest Rate Scenario	Economic Value	Percentage Change From Base	Percentage of Total Assets	Percentage of Equity Book Value
	(dollars in thousands)
Up 200 basis points	32,725	(10.86)%	8.46%	93.64%
Up 100 basis points	34,958	(4.78)	9.02	100.03
BASE	36,711	—	9.46	105.04
Down 100 basis points	39,176	6.71	10.11	112.10
Down 200 basis points	40,478	10.26	10.47	115.82

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from the underlying assumptions.

Net Interest Income Simulation. In order to measure interest rate risk at June 30, 2005, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates.

This analysis calculates the difference between net income forecasted using a rising and a falling interest rate scenario and a net interest income using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the repricing relationship for each of our products. Many of our assets are floating rate loans, which are assumed to reprice immediately in proportion to a change in market rates as specified in the underlying contractural agreements. Accordingly, the simulation model uses indexes to estimate these prepayments and reinvest the proceeds at current yields. Our non-term deposit products reprice more slowly, usually changing less than the change in market rates and at our discretion.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loans loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over 12 months by 200 basis points. At December 31, 2004, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Interest Rate Scenario	Adjusted Net Interest Income	Percentage Change From Base
	(dollars in thousands)
Up 200 basis points	$10,946	(9.80)%
Up 100 basis points	11,567	(4.68)
BASE	12,135	—
Down 100 basis points	11,661	(3.91)
Down 200 basis points	10,859	(10.52)

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unfunded construction loans, unused lines of credit, and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company’s involvement in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unfunded construction loans, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. To control the credit risk associated with entering into commitments and issuing letters of credit, the Company uses the same credit quality, collateral policies, and monitoring controls in making commitments and letters of credit as it does with its lending activities.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counter party.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party and to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments.

Unused lines of credit and commitments to extend credit typically result in loans with a market interest rate.

The following table is a summary of the amounts of the financial instruments, with off-balance sheet risk, at June 30, 2005:

Off-Balance Sheet Arrangements:	At June 30, 2005 Contract Amount
(in thousands)
Commitments to extend credit	$4,423

Unfunded construction loans(1)	149,050

Unused lines of credit	22,540

Standby letters of credit	1,610

(1)	Comprised primarily of 1-4 single family homes.

Management believes that the Company has adequate resources to fund all of its commitments and that substantially all its existing commitments will be funded within the next 12 months.

Liquidity and Capital Resources

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, other cash demands and disbursement needs, and otherwise to operate on an ongoing basis. Our sources of funds have been from deposits received, capital infusions from the sale of our securities, proceeds from maturities, calls, repayments, and sales of securities held as available for sale in our investment portfolio, proceeds from the sale of loans held for sale, and proceeds received in connection with repurchase agreements.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. The Company, through its banking locations, offers a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally retains maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. Such actions include, borrowing from the FHLB and existing correspondent banks, the selling or participating of loans, and the curtailment of loan commitments and fundings.

For the six-month period ended June 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, the Company had net cash provided by (used in) operating activities of $2.3 million, $2.4 million, $3.0 million and $(3.8) million, respectively, net cash used in investing activities of $(73.9) million, $(122.8) million, $(92.1) million and $(60.4) million, respectively, and net cash provided by financing activities of $84.0 million, $119.8 million, $87.8 million and $63.5 million, respectively.

During the year ended December 31, 2003, the Company raised $20.2 million through a public offering of its common stock, the proceeds of which were used to pay and terminate all amounts owed under a $600,000 line of credit and to pay $770,125 to our Series A Preferred Stockholders under the terms of the Securities Conversion Agreement. The remaining proceeds were used for general corporate purposes, including capital infusions into Coast Bank to support its growth and expansion. Coast Bank also has the ability to borrow funds from the FHLB to supplement its liquidity needs. At June 30, 2005 and December 31, 2004, Coast Bank had a line of credit with the FHLB of $38.1 million, $32.1 million, respectively, of which $11.0 million and $1.0 million, respectively, had been borrowed. In addition to its FHLB borrowing capacity, Coast Bank also has arranged for a $5.0 million line of credit with Independent Bankers’ Bank, bearing interest at prime minus 1%. No draws have been taken on this line of credit and any such draws would require the prior approval of the Federal Reserve Bank of Atlanta.

We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future.

At June 30, 2005, December 31, 2004, 2003 and 2002, stockholders’ equity was $34.1 million (or 7.3% of total assets), $34.9 million (or 9.1% of total assets), $33.7 million (or 12.8% of total assets) and $16.3 million, (or 9.3% of total assets), respectively. Book value per common share was $9.08 at June 30, 2005, $9.30 at December 31, 2004, $9.01 at December 31, 2003, and $7.60 at December 31, 2002.

Regulatory Capital Requirements

The Company and Coast Bank are subject to capital requirements established by the FRB and the FDIC. The following table sets forth the capital ratios required by the FRB and FDIC to be maintained by the Company and Bank in order to be classified a “well-capitalized” institution and the actual ratios of capital to total regulatory or risk-weighted assets, as applicable, at June 30, 2005 and December 31, 2004, 2003 and 2002.

	Well Capitalized Regulatory Minimum	At June 30, 2005	At December 31,
			2004	2003	2002(1)
Total risk-based capital
Company	10.00%	11.06%	13.43%	17.79%	NA
Bank	10.00	10.98	11.37	10.68	13.03
Tier I risk-based capital
Company	6.00	10.05	12.35	16.54	NA
Bank	6.00	9.97	10.29	9.43	11.95
Leverage ratio(2)
Company	5.00	7.23	8.99	12.99	NA
Bank	5.00	7.17	7.49	7.41	8.82

(1)	The Company was not founded until 2003. Accordingly, ratios for 2002 are provided only for the Bank.

(2)	The leverage ratio is defined as the ratio of Tier 1 risk-based capital to total average assets.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein concerning the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Federal and State Taxation

Federal Income Taxation. Under the Internal Revenue Code (the “Code”), we are subject to income taxation in the same general manner as other corporations, with some exceptions due to the provisions of Sections 581 through 597 of the Code, which apply specifically to financial institutions. The following discussion of federal income taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to us.

The two primary areas in which the treatment of financial institutions differ from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks must use a statutory method for calculating a reserve for bad debt deductions.

State Taxation. We file state income tax returns in Florida. For Florida tax purposes, the bank’s taxable income is calculated based on federal taxable income, using the same principles as other corporations, subject to certain adjustments.

Deferred Tax Assets. As of June 30, 2005, we had $7.0 million in net operating loss carryforwards available to reduce future taxable earnings, which resulted in net deferred tax assets of $2.4 million. These net operating loss carryforwards will expire in varying amounts in the years 2020 through 2023 unless fully utilized by us. Based on management’s estimate of future earnings and the expiration dates of the net operating loss carryforwards as of June 30, 2005, it has been determined that it is more likely than not that the benefit of the deferred tax assets will be realized. The utilization of the net operating loss carryforwards reduces the amount of the related deferred tax asset by the amount of such utilization at the current enacted tax rates. Other deferred tax items resulting in temporary differences in the recognition of income and expenses such as the allowance for loan losses, loan fees, accumulated depreciation and cash to accrual adjustments will fluctuate from year-to-year.

Recent Accounting Pronouncements

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its consolidated financial condition or result of operations.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other-Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s consolidated financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share Based Payment.” This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet vested that exist as of the effective date. This Statement is effective as of January 1, 2006. Management has not yet determined what effect this Statement will have on the Company’s 2006 consolidated financial statements.

BUSINESS

Overview and History

Coast Financial Holdings is a bank holding company formed in 2003 and headquartered in Bradenton, Florida. We conduct our operations through Coast Bank, a Florida state-chartered bank that commenced business in April 2000. Coast Bank provides a broad array of consumer and commercial banking services to individuals and to small and mid-size businesses located in and around Manatee, Pinellas, and Sarasota counties, Florida. We currently operate twelve branches, eight of which are located in Manatee County and four of which are located in Pinellas County. We also operate 36 ATM kiosks located in Manatee, Pinellas, and Sarasota counties branded with the Coast Bank logo. These ATMs expand our market area beyond the existing branch network coverage area and help establish our brand as we continue to expand our branch network. At June 30, 2005, we had total consolidated assets of $468.3 million, net loans of $359.6 million, deposits of $394.7 million, and total shareholders’ equity of $34.1 million.

Beginning in February 2004, we altered the strategic direction of Coast Bank. In order to implement our change in strategic direction, our board of directors promoted Brian P. Peters in February, 2004 to serve as our President and Chief Executive Officer. Under his leadership, we restructured our management team, developed and implemented a growth oriented business plan, and achieved profitability in our core banking operations. As part of this plan, we have sold certain business assets and discontinued or restructured certain lines of business. The restructured management team assembled by Mr. Peters is comprised of banking professionals who have significant experience in the greater Tampa Bay region and expertise in commercial, consumer, and residential lending, along with retail operations.

Our objective is to create an operating platform that will enable Coast Bank to be the leading independent community bank serving the greater Tampa Bay region, which we define as Hernando, Hillsborough, Manatee, Pasco, Pinellas, Polk, and Sarasota counties. Our goal is to operate 30 to 35 branches in the most rapidly developing or otherwise attractive communities within this region over the next three to five years.

We have achieved significant growth. Specifically, from December 31, 2003 to June 30, 2005, we have increased:

•	Total assets from $263.9 million to $468.3 million

•	Net loans from $214.2 million to $359.6 million; and

•	Deposits from $207.7 million to $394.7 million.

We believe our growth and profitability has been, and will continue to be, the result of our success in:

•	Taking advantage of opportunities created by the fundamental economic and population growth experienced in Florida and, more particularly, in the Tampa Bay region.

•	Capitalizing on the consolidation of banking institutions that has occurred in the Tampa Bay region to attract dislocated customers, acquire new branch locations, and recruit experienced banking officers, directors, and employees.

•	Developing an independent community bank that emphasizes and focuses on local management and a commitment to the local community in each of our market areas.

•	Attracting new customers in the markets we serve by providing personalized service in an efficient manner, together with a full range of high quality financial services and products.

Coast Bank is subject to examination and comprehensive regulation by the Florida Department and the FDIC, and its deposits are insured by the FDIC to the extent permitted by law. The Bank is a member of the Federal Home Loan Bank of Atlanta and was the first de novo bank to be an approved lender and seller servicer for the Federal National Mortgage Association and for the Federal Home Loan Mortgage Corporation.

Business Plan Initiatives—Highlights

Since February 2004, our new management team has focused on executing a business plan that restructures certain lines of business and increases our efficiency and profitability while we continue to grow Coast Bank.

Restructuring Initiatives. We discontinued or restructured several lines of business that we considered to be high risk and are not compatible with our community bank objectives.

•	We sold our merchant services business and have established a contractual relationship with a third party vendor to provide these services to new and existing customers of the Bank. This is now a fee based business line without credit risk to us.

•	We sold our existing credit card portfolio and have established a relationship with a third party vendor to provide credit card services to new and existing customers of the Bank. This is now a fee based business line.

•	We closed Coast Financial Partners, a subsidiary of Coast Bank that provided investment advisory and brokerage services to our customers, and entered into an arrangement with Raymond James Financial Services to provide these services to our customers from one of our branch locations. This arrangement has reduced our operating costs.

•	We sold our mortgage servicing rights to reduce the potential for interest rate risk and to improve our capital position.

•	We discontinued our floor plan lending program to used car dealerships and our indirect automobile lending program as both of these programs are inconsistent with a more conservative lending philosophy. We were unable to sell our indirect auto loan portfolio for an acceptable price. Consequently, we strengthened our collection efforts and have reduced this portfolio from $20.0 million as of December 31, 2003 to $7.0 million as of June 30, 2005. We anticipate that this portfolio will run-off with minimal credit losses within the next 18 months.

Asset Quality Initiatives. As part of our restructuring efforts, we also undertook a comprehensive review of our loan portfolio, the collateral securing these loans, and our underwriting standards.

•	We have revised our lending philosophy and credit culture and policy to be more conservative and we have tightened our underwriting standards.

•	We have strengthened our internal control over the loan review process by increasing the frequency of reviews, implementing changes in officer responsibilities, and instituting a further segregation of duties.

•	We have shifted the focus of our loan origination efforts to commercial real estate, residential real estate, and credit-driven consumer lending that primarily consists of home equity loans.

•	We have developed a strategy for the exit or restructuring of certain under-performing, under-collateralized, or high risk loans that were originated prior to February 2004. As a result of our review of the entire loan portfolio, we identified lending relationships totaling approximately $28.4 million that we deemed to possess an unsatisfactory level of risk. We refer to these loans as “Legacy Loans.” At February 28, 2004, the composition of the Legacy Loans was approximately $20.0 million of indirect automobile loans and $8.4 million of commercial loans. For each of the Legacy Loans, we have been seeking and continue to pursue additional or alternative collateral, a complete exit of the borrower from the Bank, or a restructuring of the credit to accelerate the loan pay-off. As of June 30, 2005, Legacy Loans have been reduced to $7.0 million of indirect automobile loans, $700,000 of classified commercial loans, and $1.8 million of non classified commercial loans. We also increased our provision for loan losses in the second quarter of 2005 by $1.3 million primarily due to the Legacy Loans, including those Legacy Loans which resulted in a $1.1 million charge-off.

Franchise/Growth Initiatives. We are focusing on the expansion of our franchise in markets experiencing rapid growth or in established markets whose demographics are attractive to us.

•	We have opened three full service branches in Manatee County and four full service branches in Pinellas County since February 2004. Our branches in Pinellas County represent our entry into this county and our initial branch expansion in the greater Tampa Bay region outside of Manatee County.

Historically, our investment to open a full service branch office runs between $250,000 and $1.6 million, depending primarily on whether it is a leased or owned facility. Leased facilities generally require an investment of $250,000 to $500,000, whereas an owned facility requires an investment of approximately $750,000 plus the cost of the land. Currently, we own most of our branches. However, given the increases in real estate values throughout the greater Tampa Bay region and the long lead time to develop a branch facility, we expect to lease more branch facilities as we build our franchise. All the branches we have opened thus far became profitable within 12 months of opening. Our goal is to achieve the same result for the branches we open over the next three to five years.

•	We expanded our local ATM network through the addition of 36 ATM kiosks located in Kash n’ Karry grocery stores in Manatee, Sarasota, and Pinellas counties. Although we do not own these ATMs, they are branded with the Coast Bank logo and operated by us.

•	We expanded our ATM network nationally by providing our customers access to 32,000 ATMs, free of any service charges. Although the ATMs in this network are not branded under the Coast Bank name or logo, they provide our customers convenient access to their accounts nationwide.

Efficiency and Profitability Initiatives. We have built and restructured our operating platform to increase our efficiency and profitability while we grow and expand our business.

•	We have created additional consumer deposit products to attract and retain core deposits. This initiative results from an effort to reduce our cost of funds and improve our deposit composition.

•	We have outsourced our data processing to reduce operating expense, create better management reports, and enhance our disaster recovery ability.

•	We discontinued our in-house item processing and outsourced it to a third party vendor in order to reduce operating expenses.

•	We have consolidated our executive and administrative offices into a visible six-story office building in downtown Bradenton, which we purchased in 2004.

Our Strategy

Our objective is to become the leading independent community bank in the greater Tampa Bay region. The following are critical components of our strategy.

Continue Expanding our Banking Franchise. We believe that the greater Tampa Bay region is a highly attractive market with strong growth prospects. Our goal is to establish between 30 to 35 branches in the most rapidly developing or otherwise attractive communities within this region over the next three to five years. To accomplish this goal, we plan to:

•	Purchase or lease existing branch offices that are either presently vacant or made available to us as a result of banking acquisitions, consolidations, or divestitures. Since February 2004, we have implemented a branch expansion strategy that focuses on establishing new branches through the most cost effective alternatives available to us. Although we generally have expanded through the opening of a limited number of branches each year, we would consider more rapid expansion if economically sound and suitable acquisitions or branching opportunities should present themselves or otherwise be available to or identified by us.

•	Purchase or lease a parcel of land that we will develop for a full service branch. Our decision to pursue this alternative is predicated upon the site location, the cost to acquire the site, and the absence of an existing branch that can be renovated and reopened. The current escalation of land prices in many markets in the greater Tampa Bay region and the time it takes to receive zoning and other municipal approvals affects our willingness to pursue this alternative.

Maintaining Strong Underwriting Standards and Improving Asset Quality. We look to maintain the underwriting standards we implemented as part of our restructuring efforts. We intend to continue reducing the balances of the Legacy Loans. At June 30, 2005, such loans represented 1.7% of total assets. As we continue to grow, we are committed to hiring a Chief Credit Officer in the future to administer our credit policies and our extensions of credit.

Continuing to Improve Efficiency and Profitability. In our efforts to continue to improve our efficiency and profitability, we will focus on improving our operating expenses as a percent of total assets and improving our efficiency ratio. We also look to improve our profitability by maintaining pricing discipline on the loans we originate and attracting lower cost core deposits.

Lowering Our Cost of Funds. We are committed to lowering our cost of funds and improving the composition of our deposit base by aggressively seeking core deposits. We have introduced two new deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to our customers while encouraging multiple account relationships. We are having our lenders and relationship managers seek noninterest bearing deposits from new and existing lending customers. The growth of our core deposits should lower our overall cost of funds and have a positive impact on our net interest margin.

Continuing our Consumer Orientation and Local Management. Our business strategy is based on our assessment that customers prefer to conduct business with a bank that is managed by experienced local bankers. Therefore, our lenders and relationship managers tend to be responsive to the needs of their customers by providing them with prompt decisions and a high level of personal service.

As part of our customer focus, we provide a full array of financial services and products through Coast Bank or arrangements with third party vendors, including:

•	real estate, commercial, and consumer loans;

•	electronic transfer services, internet banking, and bill paying services;

•	deposit services; and

•	ATMs, debit cards, credit cards, and merchant services.

We have also established an armored car courier service for local businesses.

Market Area

We consider our current market area to be Manatee, Sarasota, and Pinellas counties. However, as we continue to expand our franchise, we anticipate that our market area will become the greater Tampa Bay region, which we define as Hernando, Hillsborough, Manatee, Pasco, Pinellas, Polk, and Sarasota counties. We believe that in our current market area as well as the greater Tampa Bay region, there are a significant number of small to mid-size businesses looking for a locally based commercial bank that can offer a menu of financial products and services that are not available at a typical community bank. We believe that many of these businesses have been displaced as a result of recent bank mergers in the greater Tampa Bay region. Given our variety of financial products and services, our focus on customer service, and our local management, we believe that our organization can better serve the growing needs of both new and existing customers in our current and expanding market areas.

Our current markets have attractive demographics in terms of per capita income, median household income, and population growth. Claritas, Inc., a leading provider of demographic data, has projected that per capita income between 2005 and 2010 in Manatee, Sarasota, and Pinellas counties will grow by 19.8%, 23.8%, and 20.8%, respectively. According to Claritas, the population in these three counties over the same period of time is expected to grow by 14.8%, 11.9%, and 1.7%, respectively. Pinellas County is a relatively mature county in terms of population growth, but its residents are experiencing favorable income trends that are characteristic of the entire region according to Claritas.

As we continue to expand our franchise in the greater Tampa Bay region, we plan to open branch offices in some of the faster growing communities in located Hernando, Hillsborough, Pasco, and Polk counties. The following table sets forth total deposits, historic and projected population growth, median household income, and per capita income for the counties that we define as the greater Tampa Bay region. The data presented in this table is from Claritas.

	Total Deposits June 30, 2004	Income Levels		Population Growth
		Per Capita	Median Household	Actual Growth Rate 2000-2004	Projected Growth Rate 2005-2010
	(in millions)
Current
Manatee	$4,370	$26,652	$45,302	15.20%	14.82%
Sarasota	10,078	33,817	49,527	11.83	11.93
Pinellas	18,179	28,125	43,613	2.12	1.66

Future
Hernando	$2,292	$21,205	$37,303	15.12%	16.22%
Hillsborough	23,499	26,016	47,899	14.47	14.39
Pasco	4,579	21,209	38,026	18.40	18.86
Polk	4,562	21,747	41,600	11.22	11.52

Florida	$330,712	$25,688	$45,531	12.16%	12.35%
United States	5,976,322	26,228	49,747	6.15	6.26

We believe that the rapid economic and population growth in both our current market area and the greater Tampa Bay region will provide us with significant opportunities to continue to grow. The strong growth in these market areas will create a need for all types of commercial and residential buildings as well as retail services. These developments should provide significant banking and lending opportunities for us.

Market for Services

Management believes that our principal markets for service are:

•	the established and expanding commercial and small business market within our primary market area;

•	the real estate mortgage market within our primary market area for retail lending and throughout Florida for wholesale residential construction-to-permanent loans; and

•	the consumer loan market.

Businesses are solicited through the personal efforts of our directors and officers. Management believes a locally-based bank is often perceived by the local business community as possessing a clearer understanding of local commerce and its needs. Consequently, we seek to make prudent lending decisions quickly and more equitably than our competitors without compromising asset quality or our profitability.

We focus on home equity loans and on the smaller commercial customer because management believes that this segment offers the greatest concentration of potential business. Also, the small to mid-size commercial market segment has historically shown a willingness to borrow and carry larger balances. Finally, management perceives that this market segment tends to be more loyal in its banking relationships.

Competition

We encounter strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws, which permit multi-bank holding companies as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial services providers in our primary service area. In one or more aspects of our business, we compete with other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in our primary market area and elsewhere. Most of our primary competitors, some of which are affiliated with large bank holding companies, have substantially greater resources, larger established customer bases, higher legal lending limits, extensive branch networks, numerous ATMs, greater advertising-marketing budgets and they may offer certain services, such as trust services, that we do not currently provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern state chartered and federally insured banks and may have greater flexibility in competing for business.

The principal factors in competing for deposits are convenient office locations, flexible hours, interest rates and services, while those relating to loans are interest rates, the range of lending services offered, and lending fees. Additionally, we believe that an emphasis on personalized financial planning and advice tailored to individual customer needs, together with the local character of Coast Bank’s business and its “community bank” management philosophy will enhance its ability to compete successfully in its market areas. Further, we offer a wide range of financial services for our customers, including not only basic loan and deposit services, but also brokerage and investment management services. We believe that our ability as a community bank to provide such services and advice, and to provide the asset and investment management services required by our customers, will be an attractive alternative to consumers in our market area.

Lending Activities

General. Coast Bank’s loan portfolio consists of commercial loans, commercial real estate loans, residential construction loans, residential mortgage loans, and consumer loans (primarily home equity loans and advances). Most of the borrowers are located in the county where our branches are located or in the surrounding counties. Our residential construction loan program, however, has borrowers throughout the state of Florida.

Coast Bank’s loans are subject to state and federal laws and regulation. Interest rates charged by us on loans are affected by the Bank’s current asset/liability strategy, the demand for various types of loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax polices and governmental budgetary matters.

Loan Portfolio Composition. The following table summarizes the composition of Coast Bank’s loan portfolio by type of loan on the dates indicated.

	At June 30, 2005		At December 31,
			2004		2003		2002		2001		2000(1)
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Type of Loan:
Commercial(2)	$23,446	6.5%	$32,020	10.7%	$30,321	14.0%	$23,829	20.4%	$16,678	26.1%	$9,192	30.2%
Commercial real estate(2)	126,201	35.0	99,955	33.5	55,506	25.7	21,827	18.7	11,038	17.3	6,092	20.0
Consumer (3)	27,293	7.5	29,640	9.9	36,687	17.0	29,801	25.5	19,380	30.3	7,187	23.6
Residential real estate(4)	49,671	13.8	47,157	15.8	43,746	20.3	14,780	12.6	6,011	9.4	1,748	5.7
Residential construction	134,284	37.2	89,716	30.1	49,635	23.0	26,640	22.8	10,834	16.9	6,223	20.5

Total loans	360,895	100.0%	298,488	100.0%	215,895	100.0%	116,877	100.0%	63,941	100.0%	30,442	100.0%

Add (Deduct):
Deferred loan costs, net	1,937		2,138		1,508		676		373		242
Allowance for loan losses	(3,187)		(2,901)		(3,163)		(1,350)		(644)		(370)

Total loans, net	$359,645		$297,725		$214,240		$116,203		$63,670		$30,314

(1)	Coast Bank commenced operations on April 7, 2000.

(2)	Commercial real estate and commercial loans are comprised of loans to local businesses involved primarily in light manufacturing, service, retail, and wholesale activities.

(3)	Includes consumer loans, such as automobile, mobile home, and boat loans, and personal and home equity lines of credit. Home equity loans totaled $18.2 million, $16.6 million, $13.6 million, $8.0 million, $4.9 million, and $1.5 million as of June 30, 2005, and December 31, 2004, 2003, 2002, 2001, and 2000, respectively.

(4)	Excludes $0, $0, $0, $10.9 million, $17.6 million, and $6.3 million in mortgage loans held for sale as of June 30, 2005, and December 31, 2004, 2003, 2002, 2001, and 2000, respectively.

Loan Maturity Schedule. The following table sets forth certain information regarding the maturities of loans outstanding as of June 30, 2005.

	Due in 1 Year or Less	Due After 1 Year But Before 5 Years	Due After 5 Years But Before 10 Years	Due After 10 Years	Total
	(in thousands)
Commercial	$9,305	$8,189	$3,088	$2,864	$23,446
Commercial real estate	16,608	30,733	7,156	71,704	126,201
Consumer	1,009	6,661	1,192	18,431	27,293
Residential real estate	166	39	1,319	48,147	49,671
Residential construction	118,167	1,662	138	14,317	134,284

Total loans	$145,255	$47,284	$12,893	$155,463	$360,895

Scheduled contractual principal payments of loans do not reflect the actual lives of loans. The average life of a loan is substantially less than its contractual term because of prepayments. The average life of a loan tends to increase, however, when the current market rates for that particular type of loan are substantially higher than rates on an existing loan and, conversely, tends to decrease when rates on a existing loan are substantially higher than the current market rate for that particular type of loan. Prepayment penalties attempt to lessen the income impact of borrowers prepaying their loans by imposing fees for any early prepayment of the loan.

Sensitivity of Loans to Changes in Interest Rates.

The following table sets forth at June 30, 2005, the dollar amounts of loans due after one year that had predetermined interest rates and loans due after one year that had floating or adjustable interest rates.

	Due after June 30, 2006
	Fixed	Adjustable	Total
	(in thousands)
Commercial	$3,959	$10,182	$14,141
Commercial real estate	15,702	93,888	109,593
Consumer(1)	7,332	18,952	26,284
Residential real estate	49,505	—	49,505
Residential construction	381	15,736	16,117

Total Loans	$76,882	$138,758	$215,640

(1)	Includes consumer loans, such as automobile, mobile home, and boat loans, and personal and home equity lines of credit

Commercial Lending. Coast Bank offers a variety of commercial loan services including term loans, lines of credit, and equipment receivables financing. A broad range of short-to-medium term commercial loans, both collateralized and uncollateralized are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

Our commercial loans primarily are underwritten in our primary market area on the basis of the borrower’s ability to service such debt from income. As a general practice, Coast Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although such loans may be made on an uncollateralized basis. Collateralized working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are collateralized by real property whose value tends to be easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the business and generally are collateralized by business assets, such as accounts receivable, equipment, and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans may depreciate over time, occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Commercial Real Estate. Commercial real estate loans generally involve owner-occupied transactions where the decision to extend credit is predicated on a borrower’s ability to repay the loan and the application of prudent guidelines for assessing the value of the underlying collateral. Commercial real estate loan terms are generally limited to three years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, although rates typically are not be fixed for a period exceeding 12 months. Coast Bank generally charges an origination fee for its services. Risks inherent in managing a commercial real estate portfolio relate to either sudden or gradual drops in property values as a result of a general or local economic downturn. A decline in real estate values can cause loan to value margins to increase thereby deteriorating the Bank’s equity cushion on both an individual and portfolio basis. Coast Bank attempts to reduce credit risk on its commercial real estate loans by carefully underwriting each loan of this type to address the perceived risks in the individual transaction. Generally, the Coast Bank requires an 80% loan to value ratio on an appraisal or cost basis, whichever is lower, and a net projected cash flow available for debt service equal to 130% of the debt service requirement.

A borrower’s ability to repay is carefully analyzed and policy calls for an ongoing analysis of cash flow to debt service ability. Commercial real estate appraisers must meet the licensing requirements of the applicable jurisdiction. Each appraisal is scrutinized in an effort to insure current comparable market values. As noted above, commercial real estates loans are generally made on owner-occupied properties where there is both a reliance on the borrower’s financial health and the ability of the borrower and the business to repay. Risks associated with commercial real estate loans include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates, and the quality of the borrower’s management. Coast Bank attempts to limit its risk by analyzing borrowers’ cash flow and collateral value on an ongoing basis. Coast Bank generally requires personal guarantees from the principal owners of the property. As part of the credit analysis, Coast Bank also reviews the personal financial statements of the principal owners. Approval of exceptions to policy are properly documented. Virtually all borrowers are required to forward annual corporate, partnership, and personal financial statements to comply with Coast Bank policy and enforced through the loan covenants contained in the documentation prepared for each transaction. Interest rate risks to Coast Bank are generally mitigated by using either floating interest rates or by fixing rates for a short period of time, generally three years or less. While loan amortizations may be approved for up to 300 months, each loan will usually have a call provision (maturity date) of five years or less.

Residential Lending. A large portion of Coast Bank’s lending activities consists of the origination of residential construction-to-permanent loans throughout the state of Florida, which are used to finance the construction of single-family dwellings. Most of the residential construction loans are made to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. Coast Bank’s construction loans to individuals typically range in size from $100,000 to $350,000. Construction loans also are made to contractors to erect single-family dwellings for resale. At June 30, 2005, $3.3 million, or 2.5%, of Coast Bank’s residential construction loans have been made to contractors to erect single-family dwellings for resale.

Coast Bank finances the construction of individual, owner-occupied houses on the basis of written construction loan and underwriting management guidelines. Construction loans are structured either to be converted to permanent loans with Coast Bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution. Such construction loans on residential properties are generally made in amounts up to 80% of appraised value. Construction loans to developers generally have terms of up to 24 months. Loan proceeds on builders’ projects are disbursed in increments as construction progresses and as inspections warrant. The maximum loan amounts for construction loans are based on the lesser of the current appraisal value or the purchase price for the property.

Construction loans are generally considered to involve a higher degree of risk than long-term financing collateralized by improved, occupied real estate. Our risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at the completion of construction and estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, Coast Bank could be required to advance funds beyond the amount originally committed in order to permit completion of the project. If the estimate of anticipated value proves to be inaccurate, the value of our collateral may be insufficient to assure full repayment.

In addition to the fees collected at the closing of a loan, we attempt to sell the loan for a gain at the completion of construction. Such brokerage arrangements permit Coast Bank to accommodate its customers’ demand while eliminating the interest rate risk for the fixed 15-to-30 year term of the loans.

Coast Bank also offers single family residential mortgage loans to its customers primarily in its local market area. Although Coast Bank offers both adjustable rate mortgages (“ARMs”) and fixed rate loans, it will generally sell fixed rate loans into the secondary market.

Further, in addition to interest earned on loans and fees generated from mortgage servicing activities, we receive loan origination fees or “points” for originating loans, which are netted with associated costs and amortized into interest income over the life of the loan. Origination fees are calculated as a percentage of the principal amount of the mortgage loan and are charged to the borrower for the creation of the loan. Loan origination fees are volatile sources of income, and are affected by the volume and types of loans and commitments made, competitive conditions in the mortgage markets, and the demand for and availability of money.

Coast Bank offers ARMs with rate adjustments tied to the weekly average rate of U.S. Treasury securities adjusted to a constant one-year maturity with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these mortgages are adjusted between one year and five years with limitations on upward adjustments of 2% per adjustment period and 6% over the life of the loan. Coast Bank also originates 15-year and 30-year fixed-rate mortgage loans on single family residential real estate. Coast Bank generally charges a higher interest rate if the property is not owner-occupied. The proportion of fixed-rate and adjustable-rate loan originations typically will depend in large part on the level of interest rates. As interest rates fall, there is generally a reduced demand for ARMs and, as interest rates rise, there is generally an increased demand for ARMs.

Fixed rate and adjustable rate mortgage loans collateralized by single family residential real estate generally have been originated in amounts of no more than 80% of appraised value. Coast Bank may, however, lend up to 95% of the value of the property collateralizing the loan, but if such loans are made in excess of 80% of the value of the property, they generally must be insured by private mortgage insurance. In the case of mortgage loans, Coast Bank procures mortgagees title insurance to protect against defects in its lien on the property that may collateralize the loan. Coast Bank requires title, fire, and extended casualty insurance to be obtained by the borrower, and, where required by applicable regulations, flood insurance. In the event that a mortgagor fails to pay premiums on fire and other hazard insurance policies, Coast Bank causes insurance to be placed on the property. Although the contractual loan payment period for single family residential real estate loans is generally for a 15-to-30 year period, such loans often remain outstanding for shorter periods than their contractual terms. Coast Bank may charge a penalty for prepayment of mortgage loans. Mortgage loans originated by Coast Bank customarily include a “due on sale” clause giving Coast Bank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, Coast Bank enforces due on sale clauses.

Consumer Loans. Consumer loans made by Coast Bank have included automobiles, recreational vehicles, boats, second mortgages, home improvements, home equity lines of credit, personal (collateralized and uncollateralized), and deposit account collateralized loans. Our consumer loan portfolio consists primarily of home equity lines loans with an emphasis on variable rate lines of credit. The initial rate is determined by risk based pricing and the majority of these loans have a loan to value of less than 80%.

Other consumer loans typically have a shorter term and carry higher interest rates than that charged on other types of loans. A majority of these loans are for terms of less than 60 months and, although generally collateralized by liens on various personal assets of the borrower, may be made uncollateralized. Consumer loans, however, are subject to additional risks of collectibility when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, we have to rely on the borrower’s ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower’s ability to repay is of primary importance in the underwriting of consumer loans.

Loan Solicitation and Processing. Loan originations are derived from a number of sources. Residential loan originations related to our construction-to-permanent loans are primarily attributed to broker correspondents, and other conventional residential mortgage loans can be attributed to real estate broker referrals, mortgage loan brokers, direct solicitation by Coast Bank’s loan officers, present depositors and borrowers, builders, attorneys, walk-in customers, and, in some instances, other lenders. Loan applications, whether originated through Coast Bank or through mortgage brokers, are underwritten and closed based on the same standards, which generally meet FNMA underwriting guidelines. Consumer, commercial, and commercial real estate loan originations are generally through customer or other referrals, direct solicitation by Coast Bank’s loan officers, and through participation with other lenders. The legal lending limit of Coast Bank, as of June 30, 2005, was $8.5 million, of which no more than $5.1 million can be loaned on an unsecured basis.

Loan Approval Procedures and Authority

The loan underwriting procedures followed by Coast Bank are designed to conform with regulatory specifications and to assess the borrower’s ability to make principal and interest payments and the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a bank loan officer meets with each applicant to obtain the appropriate employment and financial information as well as any other required loan information. Upon receipt of the borrower’s completed loan application, Coast Bank then obtains reports with respect to the borrower’s credit record, and orders and reviews an appraisal of any collateral for the loan (prepared for Coast Bank through an independent appraiser). Loan officers or other loan production personnel in a position to directly benefit monetarily through loan solicitation fees from individual loan transactions do not have approval authority. Once a loan application has been completed and all information has been obtained and verified, the loan request is submitted to a final review process.

Loan applicants are notified promptly of our decision by telephone and a letter. If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral and which insurance must be maintained during the full term of the loan. Title insurance is required on loans collateralized by real property. Interest rates on committed loans are normally locked in at the time of application for a 30 to 45 day period. The commitment issued at the time of approval will be for the time remaining, based on the application date.

The Bank’s policies and loan approval limits are established and approved by the Board of Directors. Each individual loan officer’s loan approval limits are based on the type of loan and the collateral securing the loan. The maximum loan approval limit of any individual loan officer for a secured loan is $500,000, and the maximum loan approval limit of any individual loan officer for an unsecured loan is $250,000. A loan officer may combine loan approval limits with the next higher loan officer for a combined lending limit. The President and the senior lender may combine their loan approval limits so that the maximum loan approval limits without Board of Directors approval is $1.0 million for secured loans and $500,000 for unsecured loans. Loans over the combined loan approval limits must be presented to the Bank’s Loan Committee, which is currently comprised of seven directors of the Bank and meets on such basis as is deemed necessary to promptly service loan demand. Loan approval limits are applicable to all loans and the renewals, extensions, releases of collateral, and modifications thereof. For the purpose of loan approval limits, the total of all outstanding loans, including commercial, to one borrower is considered one loan. All loans made to officers, directors, and their affiliates require the approval of the entire Board of Directors.

Asset Quality

Management seeks to maintain a level of high quality assets through conservative underwriting and sound lending practices. In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk types of lending and additional precautions have been taken when such loans are made in order to reduce our risk of loss.

As of June 30, 2005, December 31, 2004, 2003, and 2002, 87.0%, 79.4%, 69.0%, and 54.1%, respectively, of our loan portfolio was collateralized by first liens on owner-occupied residential properties, residences under construction, raw land, and all other commercial real estate, all of which have historically been a relatively low credit risk.

Generally, construction loans present a higher degree of risk to a lender compared to conventional residential mortgage loans depending upon, among other things, whether the borrower has permanent financing at the end of the loan period, whether the project is an income producing transaction in the interim, and the nature of changing economic conditions including changing interest rates. Loans outside our local market area also entail risk. We attempt to mitigate these risks by engaging reputable broker correspondents.

Commercial loans also entail certain risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, since their repayment is usually dependent upon the successful operation of the commercial enterprise, they also are subject to adverse conditions in the economy. Commercial loans are generally riskier than residential mortgages because they are typically made on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. Further, the collateral underlying commercial loans may depreciate over time, and occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

While there is no assurance that we will not suffer any losses on our construction or commercial real estate loans, management has sought to reduce the risks associated therewith by, among other things, making substantially all of such loans in connection with owner-occupied projects, projects where the borrower has received permanent financing commitments from which our loan will be repaid, and projects where the borrower has demonstrated to management that its business will generate sufficient income to repay the loan. We also seek to further limit our risks by primarily entering into agreements with individuals who are familiar to Coast Bank personnel, are residents of our primary market area, and are believed by management to be good credit risks.

Consumer loans are primarily fixed rate products, and, as a result, they have interest rate risk when market rates increase. These loans also have credit risk with minimal security. Management attempts to mitigate credit and interest rate risk by keeping the products offered short-term, receiving a rate of return commensurate with the risk, and lending to individuals known in its market area. In addition to maintaining high quality assets, management also limits Coast Bank’s risk exposure to any one borrower or borrowers with similar or related entities.

Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause these borrowers to be similarly impacted by economic or other conditions. On a routine basis, we evaluate these concentrations for purposes of policing these concentrations and to make necessary adjustments in our lending practices that most clearly reflect the economic conditions, loan to deposit ratios, and industry trends. At June 30, 2005 total loans to any particular group of customers engaged in similar activities or having similar economic characteristics did not exceed 10% of total loans.

The Board of Directors of Coast Bank concentrates its efforts and resources, and that of our senior management and lending officials, on loan review and underwriting procedures. In addition, we have retained the services of Stogniew & Associates, independent consultants, to perform semi-annual loan documentation and compliance reviews as well as deposit and operations compliance reviews. In this regard, our loans are reviewed to assess the adequacy of our internal loan (credit risk) grading system and to alert management with respect to any potential problems that may require remedial action. Senior loan officers also have established a review process with the objective of quickly identifying, evaluating, and initiating necessary corrective action for substandard loans.

Although we strive to maintain our asset quality based on underwriting and credit standards, the loan portfolio is unseasoned and its quality has not yet been substantiated through historical experience. Upon the occurrence of a nonperforming loan, management monitors collection activities, which include ten day delinquency letters, customer contact by telephone, and referral to the collection supervisor for review. The collection supervisor is charged with determining the collectibility of the debt, the potential for an extension or workout, and a review of our collateral position. If the loan becomes 90 days past due, actions are taken to take possession of the collateral, charge-off any deficiency balance, and pursue legal action as necessary. Real property loan defaults are referred to legal counsel for foreclosure action.

Classification of Assets

Federal banking regulations require that each insured bank classify its assets on a regular basis. Under such regulations, examiners have the authority to identify problem assets during examinations and, if appropriate, require them to be classified. Coast Bank has established four classifications for potential problem assets.

•	Watch List. Generally, these are assets with some moderate, short-term weakness or suspected change in financial condition that should be corrected within a reasonable period of time. Coast Bank will either upgrade the credit during this period or downgrade the credit to a more severe grade as appropriate.

•	Special Mention. These assets have potential weaknesses that deserve the attention of management, but the issues are not strong enough to consider a more severe grade. Usually, this is not a long-term problem that is likely to remain, with significant improvement or deterioration not expected. These loans have an adequate source of repayment or are protected by collateral.

•	Substandard. These assets have one or more defined weaknesses, and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. These assets are usually protected by collateral value or support from a guarantor. These assets are characterized by the distinct possibility that Coast Bank will sustain some loss if such weakness or deficiency is not corrected.

•	Doubtful. These assets have an extremely high possibility of loss, which is not determinable as to the amount or timing. At the point where a loss is identified, all or that portion deemed a loss is immediately classified as “Loss” and charged-off.

•	Loss. These assets are considered uncollectible, and of such little value that carrying the asset on the books is not warranted. This classification does not mean that the asset has no eventual recovery or salvage value, but rather that it is not practicable or desirable to defer writing off the asset, even though partial recovery may be effected in the future.

Classified loans at June 30, 2005 were composed of the following:

	At June 30, 2005
	Secured			Unsecured		Current Balance
Classified Loan Category	Amount	%	WALTV(1)	Amount	%
	(dollars in thousands)
Watch List	$3,384	72%	73%	$1,338	28%	$4,722
Special Mention	—	—	—	—	—	—
Substandard	1,910	93	55	153	7	2,063
Doubtful	184	26	74	515	74	699
Loss	—	—	—	—	—	—

Total	$5,478	73%	67%	$2,006	27%	$7,484

(1)	WALTV is the weighted average loan to value ratio.

Legacy Loans comprised $700,000 of our classified commercial loans as of June 30, 2005. The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations. Not all classified assets constitute non-performing assets.

Non-Performing Assets and Delinquencies

Generally, interest on loans is accrued and credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer loans will be charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans will not be returned to accrual status until principal and interest payments are brought current and future payments appear certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments received are applied to the outstanding principal balance.

In this regard, we have implemented the Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Under this standard, a loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. We will evaluate individual, commercial and commercial real estate loans for impairment from internally generated watch lists and other sources. Loans meeting the criteria for impairment may or may not be placed on non-accrual status, based on the loan’s current status. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Loans, including impaired loans, generally will be classified by us as non-accrual loans if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as a non-accrual loan. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

While a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for credit losses until prior charge-offs have been fully recovered. In addition, we perform ongoing reviews of our new and existing loans to identify, evaluate, and initiate corrective action for substandard loans.

As of June 30, 2005, we had nine loans on a non-accrual status totaling $1.1 million, or 0.30% of total loans, and had foreclosed real estate of $156,000. In comparison, at December 31, 2004, and 2003, we had 17 and 24 loans, respectively, on non-accrual status totaling $1.4 million and $1.1 million, and had no foreclosed real estate. At December 31, 2002, we had five loans on non-accrual status totaling $55,000 and had foreclosed real estate of approximately $110,000. At December 31, 2001, we had no loans on non-accrual status and had foreclosed real estate of approximately $138,000. At December 31, 2000, we had one loan for $25,000 on non-accrual status and had no foreclosed real estate.

For the six-month ended June 30, 2005, and for years ended December 31, 2004, 2003 and 2002, interest income on loans would have increased approximately $28,000, $42,000, $70,000 and $1,000, respectively, if the interest on non-accrual loans had been recorded under the original terms of such loans.

At June 30, 2005, and December 31, 2004, 2003 and 2002, loans past due 90 days or more still accruing interest were $0, $0, $0 and $243,000, respectively. There were no troubled debt restructured loans at March 31, 2005, and December 31, 2004, 2003 and 2002. Set forth below is a table of our non-performing assets at June 30, 2005, December 31, 2004, 2003, 2002, 2001 and 2000.

	At June 30, 2005(1)	At December 31,
		2004(2)	2003(3)	2002	2001	2000
	(dollars in thousands)
Non-performing assets:
Residential real estate	$461	$196	$540	$—	$—	$—
Residential construction	—	648	—	—	—	—
Commercial real estate loans	475	370	102	—	—	—
Commercial loans	—	30	179	—	—	—
Consumer loans	136	200	234	55	—	25

Total nonaccrual loans	$1,072	$1,444	$1,055	$55	$—	$25

Loans past due 90 days still accruing	—	—	—	243	12	—
Real estate owned, net	156	—	—	110	138	—
Repossessions	24	33	62	34	—	—

Total non-performing assets	$1,252	$1,477	$1,117	$442	$150	$25

Total non-performing assets as a percent of total loans	0.35%	0.50%	0.52%	0.38%	0.24%	0.08%

(1)	At June 30, 2005, the non-accrual loans consisted of two residential mortgage loans, three commercial real estate loans, and four consumer loans.

(2)	At December 31, 2004, the non-accrual loans consisted of six residential mortgage loans, three commercial real estate loans, one commercial loan, and seven consumer loans.

(3)	At December 31, 2003, the non-accrual loans consisted of four residential mortgage loans, one commercial real estate loan, five commercial loans, and fourteen consumer loans.

Allowance for Credit Losses

In originating loans, we recognize that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management’s policy to maintain an adequate allowance for loan losses based on, among other things, management’s loan loss experience, evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality.

The calculation of the allowance for loan losses is divided into two primary allocation groups: (i) specific allocation loans, and (ii) all other passing grade loans. For specific allocation loans, we have determined an allowance amount to set aside which we believe is sufficient to cover any potential collateral shortfall. Problem loans are identified by the loan officer, loan review process, loan committee of Coast Bank, or by Coast Bank’s regulatory examiners. Those loans identified as problem loans are assigned a risk grade. Loans graded as “special mention” are multiplied by an inherent loss factor of 1% if collateralized by real estate and 5% for all other loans to determine the amount to be included in the allowance. Loans graded as “substandard” are generally multiplied by a loss factor of 15%, loans graded as “doubtful” are generally multiplied by a loss factor of 50% and loans graded as “loss” are multiplied by a loss factor of 100%. In addition to the 15% and 50% on substandard and doubtful loans the loans are individually reviewed for any additional reserve that may be necessary. All other loans, graded as “pass” are multiplied by an historical experience factor to determine the appropriate level of the allowance for loan losses. In addition to historical experience factors, we also provide for losses due to economic factors, concentration of credit, and portfolio composition changes.

Management monitors our asset quality and will charge-off loans against the allowance for credit losses when appropriate or provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations. Charge-offs for the six-months ended June 30, 2005 were $1.7 million, $1.1 million of which were Legacy Loans.

The following table sets forth an analysis of Coast Bank’s allowance for loan losses for the periods indicated.

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
	(dollars in thousands)
Total loans outstanding at the end of the period	$360,895	$298,488	$215,895	$116,877	$63,941	$30,442

Allowance at beginning of period	$2,901	$3,163	$1,350	$644	$370	$—

Loans charged-off during the period:
Residential real estate	—	—	(15)	—	(52)	—
Residential construction	—	—	—	—	—	—
Commercial real estate	(752)	—	—	—	—	—
Commercial	(767)	(1,201)	(724)	(50)	(8)	—
Consumer	(172)	(707)	(394)	(79)	(19)	—

Total loan charge-offs	(1,691)	(1,908)	(1,133)	(129)	(79)	—

Recoveries of loans previously charged-off:
Residential real estate	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Commercial	55	278	—	—	—	—
Consumer	40	53	12	—	—	—

Total recoveries	95	331	12	—	—	—

Net loans charged-off during the period	(1,596)	(1,577)	(1,121)	(129)	(79)	—

Provisions charge to income for loan losses	1,882	1,315	2,934	835	353	370

Allowance at end of period	$3,187	$2,901	$3,163	$1,350	$644	$370

Ratio of net charge-offs to average loans outstanding	0.97%	0.60%	0.68%	0.12%	0.13%	—%
Allowance as a percentage of total loans(1)	0.88	0.97	1.47	1.16	1.01	1.22
Allowance as a percentage of nonperforming and non-accrual loans	297.29	200.90	299.81	453.02	5,366.67	1,480.00

(1)	Excludes loans held for sale.

The following table sets forth a breakdown of the allowance for loan losses by loan category. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

	At June 30, 2005		At December 31,
			2004		2003		2002		2001		2000
	Amount	% of loans to total Loans	Amount	% of loans to total loans	Amount	% of loans to total loans	Amount	% of loans to total loans	Amount	% of loans to total loans	Amount	% of loans to total loans
	(dollars in thousands)
Commercial	$976	6.5%	$702	10.7%	$1,625	14.0%	$491	20.4%	$177	26.1%	$96	30.2%
Commercial real estate	1,299	35.0	1,039	33.5	597	25.7	230	18.7	76	17.3	63	20.0
Consumer	362	7.5	555	9.9	582	17.0	342	25.5	199	30.3	59	23.6
Residential real estate	173	13.8	156	15.8	164	20.3	102	12.6	68	9.4	33	5.7
Residential construction	377	37.2	449	30.1	195	23.0	185	22.8	124	16.9	119	20.5

Total allowance for loan losses	$3,187	100.0%	$2,901	100.0%	$3,163	100.0%	$1,350	100.0%	$644	100.0%	$370	100.0%

The measurement of impaired loans is based on the fair value of the loan’s collateral. The measurement of non-collateral dependent loans is based on the present value of expected future cash flows discounted at the historical effective interest rate. The components for the allowance for credit losses are as follows:

	At June 30, 2005	At December 31,
		2004	2003	2002	2001	2000
	(in thousands)
Impaired loans	$39	$74	$192	$28	$—	$—

Other	3,148	2,827	2,971	1,322	644	370

	$3,187	$2,901	$3,163	$1,350	$644	$370

The following table sets forth the average investment in impaired loans and interest income recognized and received on impaired loans (dollars in thousands):

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
	(in thousands)
Average investment in impaired loans	$1,117	$383	$103	$1	$126	—

Interest income recognized on impaired loans	—	—	—	—	2	—

Interest income received on impaired loans	—	—	—	—	2	—

Investment Activities

At June 30, 2005 and at December 31, 2004, 2003 and 2002, our investment portfolio totaled $58.9 million, $55.5 million, $27 million, and $29.3 million, respectively. These totals exclude Federal Home Loan Bank stock. The investment portfolio currently consists of primary mortgage backed securities and, in the past, also has included collateralized mortgage obligations and U.S. agency securities.

Funds generated by Coast Bank as a result of increases in deposits or decreases in loans, which are not immediately used by Coast Bank, are invested in securities held in our investment portfolio. The investment portfolio is used as a source of liquidity for Coast Bank. The investment portfolio is structured so that it provides for an ongoing source of funds for meeting loan and deposit demands and for reinvestment opportunities to take advantage of changes in the interest rate environment.

Equity securities and debt securities, which may be sold prior to maturity, are classified as available for sale and are carried at market value. At the six-months ended June 30, 2005 and at each of the years ended December 31, 2004, 2003 and 2002, our entire investment portfolio was classified as available for sale. Changes in market value, net of applicable income taxes, are reported as a separate component of stockholders’ equity. Gains and losses on the sale of securities are recognized at the time of the sale using the specific identification method.

Management reviews its investment portfolio on an ongoing basis to determine if there has been an other-than-temporary decline in value. Some of the considerations management makes in the determination are market valuations of particular securities and economic analysis of the securities’ sustainable market values based on the underlying collateral. If the decline in value is not considered to be temporary, management will write down the value of such securities through an adjustment against earnings.

The following table summarizes our investment portfolio as of the dates indicated.

	At June 30, 2005	At December 31,
		2004	2003	2002
	(in thousands)
Available for Sale:(1)
U.S. Government agencies	$—	$—	$—	$1,505
Mortgage-backed securities	58,935	55,490	26,972	25,208
Collateralized mortgage obligations	—	—	—	2,577

Total available for sale(2)	$58,935	$55,490	$26,972	$29,290

(1)	No securities are being held to maturity. Carried at estimated market value.

(2)	Amortized cost of such securities (dollars in thousands) was $59.0 million, $55.6 million, $27.5 million and $29.4 million as of June 30, 2005, December 31, 2004, 2003, and 2002, respectively.

The following table summarizes our securities by maturity and weighted average yields at the dates indicated.

	Within One Year		After One Year But Within Five Years		After Five Years But Within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in thousands)
At June 30, 2005:
Mortgage-backed securities	$—	—%	$1,430	3.29%	$—	—%	$57,505	3.66%	$58,935	3.65%

At December 31, 2004:
Mortgage-backed securities	—	—	1,666	3.49	193	4.24	53,631	3.41	55,490	3.42

Deposit Activities and Other Sources of Funds

General. Deposit accounts are the primary source of funds for Coast Bank to use for lending and other investment purposes. In addition to deposits, Coast Bank draws funds from interest payments, loan principal payments, loan and security sales, securities sold under repurchase agreements, the purchase of overnight funds from correspondent banks, advances from the FHLB, and funds from operations (including various types of loan fees). Scheduled loan payments of principal and interest are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Coast Bank may use borrowings on a short-term basis if necessary to compensate for reductions in the availability of other sources of funds, or borrowings may be used on a longer term basis for general business purposes.

Deposit Activities. Deposits are attracted principally from within our primary market areas through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more), and retirement savings plans. Total deposits at June 30, 2005, and at December 31, 2004, 2003 and 2002 were $394.7 million, $326.3 million, $207.7 million, and $148.2 million, respectively. Coast Bank has developed consumer and commercial deposit relationships through referrals and additional contacts within our market area. As of June 30, 2005, December 31, 2004, 2003 and 2002, jumbo certificates accounted for $91.9 million, $47.3 million, $31.1 million and $24.9 million of our deposits, respectively. We have not aggressively attempted to obtain large denomination, high interest-bearing certificates except to address a particular funding need. Currently, the Company is focused on increasing its core deposit base and has implemented initiatives to attract such deposits. At June 30, 2005, we did not have any brokered deposits.

Maturity terms, service fees, and withdrawal penalties are established by Coast Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Average Deposit Balance and Rates. The following table sets forth the average balance and weighted average rates for Coast Bank’s categories of deposits for the period indicated.

	Six Months Ended June 30,			Years Ended December 31,
	2005			2004			2003			2002
	Average Balance	Rate	% of Deposit	Average Balance	Rate	% of Deposits	Average Balance	Rate	% of Deposits	Average Balance	Rate	% of Deposits
	(dollars in thousands)
Noninterest-bearing demand deposits	$30,889	—%	8.8%	$23,423	—%	8.6%	$19,143	—%	10.7%	$11,287	—%	9.6%
NOW accounts	16,484	0.32	4.7	11,581	0.34	4.3	8,924	0.63	5.0	5,378	1.00	4.6
Money market accounts	72,202	2.26	20.6	63,739	1.94	23.5	30,209	1.66	16.9	23,227	2.79	19.8
Regular savings	3,968	0.51	1.1	3,392	0.53	1.2	2,140	0.79	1.2	1,636	1.71	1.4
Time deposits	226,475	3.51	64.8	169,467	3.38	62.4	118,073	3.99	66.2	75,670	4.80	64.6

Total average deposits	$350,018	2.76	100.0%	$271,602	2.59	100.0%	$178,489	3.16	100.0%	$117,198	3.72	100.0%

Certificates of Deposit. At June 30, 2005, December 31, 2004, 2003, and 2002 certificates of deposit represented 68%, 62%, 68%, and 66%, respectively, of our total deposits. We do not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on our business. Management believes that substantially all of our depositors are residents, either full or part time, in our primary market area.

The following table summarizes the amount of the Company’s certificates of deposit of $100,000 or more by time remaining until maturity at June 30, 2005 and at December 31, 2004.

Maturity Period	At June 30, 2005	At December 31, 2004
	(in thousands)
Less than three months	$5,638	$8,276
Over three months through six months	18,655	6,870
Over six months through 12 months	27,301	3,144
Over 12 months	40,270	29,059

Totals	$91,864	$47,349

The following table indicates the scheduled maturities of time deposits of the Company as of June 30, 2005, and December 31, 2004.

Maturity Period	At June 30, 2005	At December 31, 2004
	(in thousands)
Due within one year	$141,704	$80,571
Due after one year	125,306	120,839

	$267,010	$201,410

Deposit Flows. The following table sets forth the deposit flows of the Company during the periods indicated.

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002
	(in thousands)
Net increase before interest credited	$63,670	$111,532	$54,308	$51,974
Net credited	4,785	7,017	5,267	2,428

Net deposit increase	$68,455	$118,549	$59,575	$54,402

Borrowings. To date, Coast Bank has relied on deposits, proceeds from sales of its loans and securities, repurchase agreements, and the purchase of overnight funds from correspondent banks as its major sources of funding. As of June 30, 2005, Coast Bank held repurchase agreements, which are used as sweep accounts for commercial customers, of $20.4 million. In the future, Coast Bank also will rely on loan repayments, loan sales, and the sale of investment securities as additional sources of funding. In addition, in the future if there are periods when the supply of funds from deposits or other sources cannot meet the demand for loans, Coast Bank has the ability to seek a portion of the needed funds through advances from the FHLB where it currently has a $38.1 million line of credit. The amounts advanced under FHLB advances, the maturity date, and the weighted-average interest rate as of June 30, 2005, December 31, 2004, 2003 and 2002 are set forth in the table below:

	Interest Rate	At June 30, 2005	At December 31,
Maturity			2004	2003	2002
		(in thousands)
Overnight	Variable	$—	$—	$5,000	$—
2004	2.66%	—	—	1,500	1,500
2005	3.18%	1,000	1,000	1,000	1,000
2007	4.04%	10,000	—	—	—

		$11,000	$1,000	$7,500	$2,500

In addition, we also have a $5 million line of credit with Independent Banker’s Bank, which bears interest at prime rate minus 1%. Draws under this line of credit requires the prior approval of the Federal Reserve Bank of Atlanta. No funds have been advanced therefrom to date.

Further, there were no short-term borrowings at June 30, 2005, December 31, 2004, 2003 and 2002, other than $4.7 million in a repurchase agreement at June 30, 2005, and $3.8 million in federal funds purchased from a correspondent bank at December 31, 2004.

Brokerage Arrangements

Pursuant to the terms of a Non-Deposit Investment Product and Brokerage Services Agreement with Raymond James Financial Services (“RJFS”) Coast Bank’s customers are offered brokerage services and securities products. Under this arrangement, RJFS rents office space at specified Coast Bank branches from which it conducts a total brokerage business and Coast Bank receives a percentage of the gross revenues generated therefrom.

Employees

At June 30, 2005, the Company and Coast Bank together employed 153.5 full-time equivalent employees. None of these employees is covered by a collective bargaining agreement and we believe that our employee relations are good.

Properties

The executive and administrative offices of the Company and Coast Bank currently are located at 1301 Sixth Avenue West, Suite 300, Bradenton, Florida 34205 (the “Downtown Building”). This six-story building located in downtown Bradenton which we purchased in 2004 for $6.8 million, consists of approximately 66,000 square feet. We opened a 1,523 square foot branch office in this building in May 2004 and completed the relocation of our administrative offices and operations center to this building in May 2005. The Company and Bank use approximately 25,000 square feet of this building and the remainder has been, or is available for, lease by third parties.

In 2002, Coast Bank acquired additional administrative office at 6205 Cortez Road West, Bradenton, Florida 34210 (“Operations Center”) to support its growth. In connection with the relocation of the administrative offices and operations center to the Downtown Building, the Company leased 4,500 square feet of the Operations Center to a third party and granted an option to purchase the Operations Center to a third party for $1.75 million. This option expires February 1, 2006. We currently use the remaining 5,500 square feet to house our residential lending operations.

In addition to the branch office located at our executive and administration offices, we have 11 additional branch locations, as set forth below.

Branch Location	Approximate Square Feet	Opened	Ownership
2412 Cortez Road West, Bradenton, Florida	7,900	2000	(1)

7051 Manatee Avenue Bradenton, Florida	6,000	2002	Fee Simple

5390 Gulf of Mexico Drive Longboat Key, Florida	2,150	2002	Lease(2)

995 N. Haben Blvd. Palmetto, Florida	3,000	2003	Fee Simple

9819 Cortez Road West Bradenton, Florida	3,000	2004	Fee Simple

415 – 53rd Avenue Bradenton, Florida	2,500	2004	Fee Simple

111 Second Avenue NE St. Petersburg, Florida	5,600	2005	Lease(3)

Branch Location	Approximate Square Feet	Opened	Ownership
6850 Central Avenue St. Petersburg, Florida	4,000	2005	Lease(4)

5825 – 54th Avenue North Kenneth City, Florida	3,200	2005	Fee Simple

13700 Park Boulevard Seminole, Florida	3,200	2005	Fee Simple

3005 – 53rd Avenue East Bradenton, Florida	2,500	2005	Fee Simple

(1)	The Bank owns the building, but occupies the land pursuant to a 99 year lease. Under this lease, our annual rent is $15,183.

(2)	The Longboat Key branch is subject to a five-year lease which was assumed by Coast Bank. Under this lease our annual base rent is $72,072. This lease expires on August 31, 2008 and may be renewed for two additional five-year terms.

(3)	The St. Petersburg branch is subject to a 10-year lease. Under this lease, the annual base rent is $70,188. This lease expires on December 31, 2014 and may be renewed for three five-year terms.

(4)	The Central Avenue branch is subject to a 6-year lease. Under this lease, the annual base rent is $52,500. This lease expires on June 26, 2011.

In addition to the above branches, we have identified the following Pinellas County branch locations as future branch offices:

Proposed Branch Location	Approximate Square Feet	Anticipated Opening	Ownership
1825 Sunset Point Rd Clearwater, Florida	4,600	1st Quarter 2006	Lease(1)

2046 Bayshore Blvd Dunedin, Florida	3,200	1st Quarter 2006	Fee Simple(2)

(1)	The proposed Sunset Point Rd lease is for a ten-year term with three 3-year options to renew. Under this lease our annual base rent is estimated to be $80,500.

(2)	The purchase price for the property was $850,000.

These proposed branch locations will be subject to receipt of all regulatory approvals. We also own property located at University Parkway and Tuttle Avenue in Manatee County (“University Property”) at which we intend to open a branch office. The University Property currently is undergoing site approval. It is anticipated that branches will open on this sites in 2006.

Legal Proceedings

The Company and Coast Bank are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, foreclose on loan defaults, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any proceeding threatened or pending against the Company or Coast Bank which, if determined adversely, would have a material effect on the business, results of operations, cash flows, or financial position of the Company or Coast Bank.

SUPERVISION AND REGULATION

Supervision and Regulation

The banking industry is extensively regulated under both federal and state law, and is undergoing significant change. These laws and regulations are intended primarily to protect depositors and the federal deposit insurance funds, and not for the protection of shareholders. The following discussion summarizes certain aspects of the banking laws and regulations that affect the Company and Coast Bank. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and before the various banking agencies. The likelihood and timing of any changes, and the impact that such changes might have on the Company or Coast Bank, are impossible to predict with any certainty. A change in the applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or the courts, may have a material impact on the business or prospects of the Company or Coast Bank.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

Bank Holding Company Regulation

General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHCA”), the Company is subject to the regulation and supervision of, and inspection by, the FRB. The Company also is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. In the past, the BHCA limited the activities of bank holding companies and their subsidiaries to activities which were limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determined to be so closely related to banking or managing or controlling banks as to be properly incident thereto. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (“GLB Act”) which is discussed below, bank holding companies now have the opportunity to seek broadened authority, subject to limitations on investment, to engage in activities that are “financial in nature” if all of their subsidiary depository institutions are well capitalized, well managed, and have at least a satisfactory rating under the Community Reinvestment Act (discussed briefly below).

In this regard, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. Generally, bank holding companies, such as the Company, are required to obtain prior approval of the FRB to engage in any new activity not previously approved by the FRB.

The BHCA also requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would result in a monopoly, or which would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial factors when reviewing acquisitions or mergers. As described in greater detail below, pursuant to the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 (the “Interstate Banking and Branching Act”) passed by Congress in 1994, a bank holding company is permitted to acquire banks in states other than its home state. See “Bank Holding Company Regulation—Interstate Banking and Branching” below for additional information.

Safety and Soundness and Similar Regulations. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit all available resources to support such institutions in circumstances where it might not do so absent such policy. Although this “source of strength” policy has been challenged in litigation, the FRB continues to take the position that it has authority to enforce it. The FRB under the BHCA also has cease and desist authority pursuant to which it may require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the FRB’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default or in default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. See “—Capital Adequacy Guidelines.”

In addition, the “cross-guarantee” provisions of the FDICIA require insured depository institutions which are under common control to reimburse the FDIC for any loss suffered by the Bank Insurance Fund (“BIF”) of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. Accordingly, the cross-guarantee provisions enable the FDIC to access a bank holding company’s healthy members of BIF. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the BIF. The FDIC’s claims are superior to claims of stockholders of the insured depository institution or its holding company but are subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FRB and the FDIC collectively have extensive enforcement authority over commercial banks. This authority has been enhanced substantially by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and the FDICIA. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders, to initiate injunctive actions, and, in extreme cases, to terminate deposit insurance. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the federal banking agencies. FIRREA significantly increased the amount of and the grounds for civil money penalties and generally requires public disclosure of final enforcement actions.

Interstate Banking and Branching. The Interstate Banking and Branching Act generally permits bank holding companies to acquire banks in any state, and preempts all state laws restricting the ownership by a bank holding company of banks in more than one state. The Interstate Banking and Branching Act also permits a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank if both states have not opted out of interstate branching; permits a bank to acquire branches from an out-of-state bank if the law of the state where the branches are located permits the interstate branch acquisition; and permits banks to establish and operate de novo interstate branches whenever the host state opts-in to de novo branching. Bank holding companies and banks seeking to engage in transactions authorized by the Interstate Banking and Branching Act must be adequately capitalized and managed.

The Interstate Banking and Branching Act authorizes interstate branching by merger or acquisition on a reciprocal basis, and permits the acquisition of a single branch without restriction, but does not provide for de novo interstate branching.

Under Florida law, the Florida Interstate Branching Act provides that bank holding companies located in any state that meet certain prescribed criteria are permitted to acquire Florida bank holding companies or banks which have been in existence and continuously operated as a bank for more than three years, subject to the prior approval of the Florida Department and certain limitations. Further, under the Florida Interstate Branching Act, an out-of-state bank or bank holding company can establish a branch in Florida by acquiring or merging with an existing Florida bank which has been operating continuously for at least three years.

Bank Regulation

General. Coast Bank, a Florida state-chartered banking corporation, is a general commercial bank, the deposits of which are insured by BIF and, as such, is subject to the primary supervision, examination, and regulation by the Florida Department and the FDIC. It is not a member bank of the Federal Reserve System.

As a state-chartered commercial bank, Coast Bank is subject to the applicable provisions of Florida law and the regulations adopted by the Florida Department. Coast Bank must file various reports with, and is subject to periodic examinations by, the Florida Department and the FDIC. Florida law and the Florida Department regulate (in conjunction with applicable federal laws and regulations), among other things, Coast Bank’s capital, permissible activities, reserves, investments, lending authority, branching, the issuance of securities, payment of dividends, transactions with affiliated parties, and borrowing.

The FDIC insures the deposits of Coast Bank to the current maximum allowed by law. Applicable statutes and regulations administered by the FDIC also relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of Coast Bank’s operations.

Transactions with Affiliates. There are various legal restrictions on the extent to which the Company and any non-bank subsidiaries affiliated with Coast Bank can borrow or otherwise obtain credit from Coast Bank. There also are legal restrictions on Coast Bank’s purchase of or investments in the securities of, and purchase of assets from, the Company and of its non-bank subsidiaries, on loans or extensions of credit by a bank to third parties collateralized by the securities or obligations of the Company and any of its non-bank subsidiaries, on the issuance of guaranties, acceptances and letters of credit on behalf of the Company and any of its non-bank subsidiaries, and with respect to which the Company and its non-bank subsidiaries, act as agent, participate or have a financial interest. Subject to certain limited exceptions, under Florida banking law Coast Bank may not extend credit to the Company or to any other affiliate in an amount which exceeds 10% of Coast Bank’s capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount, and quality of collateral which must secure such extensions of credit transactions between Coast Bank and such affiliates, and such transactions must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to Coast Bank as those prevailing at the time for comparable transactions with non-affiliated companies.

Further, the Company and Coast Bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services. For example, Coast

Bank may not generally require a customer to obtain other services from Coast Bank or the Company, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit.

Coast Bank also is subject to certain restrictions imposed by the Federal Reserve Act and the FDICIA on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (a) must be made on substantially the same terms, including interest rates and collateral as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees and (b) must not involve more than the normal risk of repayment or present other unfavorable features. Coast Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on Coast Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of Coast Bank or the imposition of a cease and desist order.

Dividend Restrictions and Transfers of Funds

The primary source of funds of the Company will likely be from dividends, if any, paid by Coast Bank. Under various banking laws, the declaration and payment of dividends by a state banking institution is subject to certain restrictions, including those relating to the amount and frequency of such dividends. Under the FDICIA, an insured depository institution is prohibited from making any capital distribution to its owner, including any dividend, if, after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure, including the risk-based capital adequacy and leverage standards described below.

If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing), that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s or holding company’s capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the FDIC has issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

In addition, Florida banking law places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Banking Code, the board of directors of state-chartered banks, after charging off bad debts, depreciation, and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the Florida Department, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until the fund becomes equal to the amount of the bank’s common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (a) its net income from the current year combined with the retained net income from the preceding two years is a loss, or (b) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Florida Department or a federal regulatory agency. As of June 30, 2005, Coast Bank is not permitted to declare dividends.

Capital Adequacy Guidelines

Minimum Capital Requirements. The federal banking agencies have adopted substantially similar risk-based capital guidelines for bank holding companies and banks under their supervision. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum limits, whether because of its financial condition or actual or anticipated growth. FRB policy also provides that banking organizations generally, and in particular those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially in excess of the minimum supervisory levels, without significant reliance on intangible assets.

These risk-based capital guidelines define a two-tier capital framework. Under these regulations, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as stand-by letters of credit) is 8%. At least one-half of the total capital must be “Tier 1 Capital,” consisting of common stockholders’ equity, retained earnings, qualifying non-cumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and minority interests in the equity account of consolidated subsidiaries, less certain goodwill items and other intangible assets (i.e., at least 4% of the risk weighted assets). The remainder (“Tier 2 Capital”) may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted risk assets, (b) preferred stock that does not qualify as Tier 1 Capital, (c) qualifying hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) subordinated debt and intermediate term-preferred stock up to 50% of Tier 1 capital. Total “risk-based capital” is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations’ capital instruments and investments in unconsolidated subsidiaries and any other deductions as determined on a case by case basis or as a matter of policy after formal rule making.

In computing total risk-weighted assets, an institution’s assets are given risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans will be assigned to the 100% risk category, except for first mortgage loans fully collateralized by residential property which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% conversion factor. Short term or trade letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

Federal banking agencies also have adopted regulations which require regulators to take into consideration concentrations of audit risk and risks from non-traditional activities, as well as an institution’s ability to manage those risks. This evaluation is made as part of the institution’s regular safety and soundness examination. In addition, pursuant to the requirements of the FDICIA, each federal banking agency prescribes standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares and other standards as they deem appropriate. Further, the federal banking agencies all have adopted regulations requiring regulators to consider interest rate risk (when interest rate sensitivity of an institution’s assets does not match its liabilities or its off-balance sheet position) in the evaluation of a bank’s capital adequacy.

Classification of Banking Institutions. Among other things, the FDICIA provides federal banking agencies with broad powers to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. The extent of those powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized.” A depository institution’s capital tier will depend upon where its capital levels are in relation to various relevant capital measures, which include a risk-based capital measure and a leverage ratio capital measure, and certain other factors.

The federal regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels. Under these regulations, a bank will be considered:

•	“Well capitalized” if it has (a) a total risk-based capital ratio of 10% or greater, (b) a Tier 1 risk-based capital ratio of 6% or greater, (c) a leverage ratio of 5% or greater, and (d) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

•	“Adequately capitalized” if it has (a) a total risk-based capital ratio of 8% or greater, (b) a Tier 1 risk-based capital ratio of 4% of greater, and (c) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1).

•	“Undercapitalized” if it has (a) a total risk-based capital ratio of less than 8%, (b) a Tier 1 risk-based capital ratio of less than 4%, or (c) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMEL rating of 1);

•	“Significantly undercapitalized” if the bank has (a) a total risk-based capital ratio of less than 6%, or (b) a Tier 1 risk-based capital ratio of less than 3%, or (c) a leverage ratio of less than 3%; and

•	“Critically undercapitalized” if the bank has a ratio of tangible equity to total assets equal to or less than 2%.

Under certain circumstances, a depository institution’s primary federal regulatory agency may use its authority to reclassify a “well classified” bank as “adequately capitalized” or subject an “adequately capitalized” or “undercapitalized” institution to supervisory actions applicable to the next lower capital category if it determines that the bank is in an unsafe or unsound condition or deems the bank to be engaged in an unsafe or unsound practice and to not have corrected the deficiency. The banking agencies are permitted to establish individual minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of a “well capitalized” or “adequately capitalized” depository institution subjects the institution to restrictions and limitations on its business that become progressively more severe as capital levels decrease. At December 31, 2004, Coast Bank met the definition of a “well capitalized” institution.

A bank is prohibited from making any capital distribution (including the payment of a dividend) or paying a management fee to its holding company if the bank would thereafter be “under capitalized”. Limitations exist for “under capitalized” depository institutions regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of broker deposits and borrowings from the Federal Reserve System. These institutions also are required to submit a capital instruction plan that includes a guarantee from the institution’s holding company. “Significantly under capitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient quantity of voting stock to become “adequately capitalized,” requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for “critically under capitalized” institutions.

Community Reinvestment Act

Bank holding companies and their subsidiary banks are subject to the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the regulations promulgated thereunder by the appropriate bank regulatory agency. Under the terms of the CRA, a state bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a national bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Further, such assessment also is required of any state bank that, among other things, has applied to merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, or to open or relocate a branch office. In the case of a bank holding company applying for approval to acquire a bank or a bank holding company, the FRB will assess the record of each subsidiary bank of the applicant bank holding company in considering the application.

Pursuant to current CRA regulations, an institution’s CRA rating is based on its actual performance in meeting community needs. In particular, the rating system focuses on three tests: (a) a lending test, which evaluates the institution’s record of making loans in its service areas; (b) an investment test, which evaluates the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and business; and (c) a service test, which evaluates the institution’s delivery of services through its branches, ATMs, and other offices. The current CRA regulations also clarify how an institution’s CRA performance will be considered in the application process. Coast Bank’s CRA rating as of February 2002, the most recent rating record, was “satisfactory”.

Brokered Deposits

Only a “well capitalized” depository institution may accept brokered deposits without prior regulatory approval. Under implementing regulations, “well capitalized” banks may accept brokered deposits without restriction, “adequately capitalized” banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates), while “undercapitalized” banks may not accept brokered deposits. At December 31, 2004, we did not have any brokered deposits.

Customer Protection

Coast Bank also is subject to various consumer laws and regulations intended to protect customers in transactions with depository institutions, as well as other laws and regulations affecting customers of financial institutions generally. The banking regulatory authorities are have increased their attention in recent years to compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. In addition to CRA, Coast Bank is subject to many other federal consumer protection statutes and regulations, some of which are discussed below.

Equal Credit Opportunity Act. The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

Truth in Lending Act. The Truth in Lending Act (“TILA”) is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

Fair Housing Act. The Fair Housing Act (“FHA”) regulates many practices, and makes it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be illegal under the FHA, including some practices that are not specifically mentioned in the FHA.

Home Mortgage Disclosure Act. The Home Mortgage Disclosure Act (“HMDA”) grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that is intended to help to show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. Beginning with data reported for 2004, the amount of information that financial institutions collect and disclose concerning applicants and borrowers has expanded, which is expected to increase the attention that HMDA data receives from state and federal banking supervisory authorities, community-oriented organizations and the general public.

Real Estate Settlement Practices Act. The Real Estate Settlement Procedures Act (“RESPA”) requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. RESPA also prohibits certain abusive practices, such as kickbacks and fee-splitting without providing settlement services.

Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these laws generally, the Company and Coast Bank may incur additional compliance costs or be required to expend additional funds for investments in its local community.

FDIC Insurance Premiums

Coast Bank is required to pay semiannual FDIC deposit insurance assessments. Under the FDIC’s risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and $0.27 per $100 of insured deposits, depending on the institution’s capital position and other supervisory factors. Each financial institution is assigned to one of three capital groups—well capitalized, adequately capitalized or undercapitalized—and further assigned to one of three subgroups—within a capital group, on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state supervisors and other information relevant to the institution’s financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution (and any applicable refund) will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

Gramm-Leach-Bliley Act

The GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms, and insurance companies to affiliate with each other and enter into new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through affiliations, and to modify the federal regulatory structure governing some financial services activities. The increased authority of financial firms to broaden the type of financial services that they may offer to customers and to affiliates with other types of financial services companies may lead to further consolidation in the financial services industry. However, it also may lead to additional competition in the markets in which we operate by allowing new entrants into various segments of those markets that were not the traditional competitors in these segments. Furthermore, the authority granted by the GLB Act may encourage the growth of larger competitors.

With respect to bank securities activities, the GLB Act repeals the exemption from the definition of “broker” previously afforded to banks and replaces it with a set of limited exemptions that permits certain activities which have been performed historically by banks to continue. Further, the GLB Act amends the securities laws to include banks within the general definition of dealer.

In addition, the GLB Act imposes regulations on financial institutions with respect to customer privacy. The GLB generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to provide written disclosure of their privacy policies to customers at the time the banking relationship is formed and annually thereafter. Financial institutions, however, are required to comply with state law if it is more protective of customer privacy than the GLB Act. The privacy provisions became effective in July 2001.

The GLB Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee. The GLB Act reduces the frequency of CRA examinations for smaller institutions and imposes certain reporting requirements on depository institutions that make payments to non-governmental entities in connection with the CRA.

Anti-Money Laundering and Anti-Terrorism Legislation

Congress enacted the Bank Secrecy Act of 1970 (the “BSA”) to require financial institutions, including the Company and Coast Bank, to maintain certain records and to report certain transactions to prevent such institutions from being used to hide money derived from criminal activity and tax evasion. The BSA establishes, among other things, (a) record keeping requirements to assist government enforcement agencies in tracing financial transactions and flow of funds; (b) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports) to assist government enforcement agencies in detecting patterns of criminal activity; (c) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the BSA and its implementing regulations; and (d) safe harbor provisions that protect financial institutions from civil liability for their cooperative efforts.

The USA Patriot Act of 2001 (the “USA Patriot Act”) is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The USA Patriot Act amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Under the USA Patriot Act, FDIC insured banks and commercial banks are required to increase their due diligence efforts for correspondent accounts and private banking customers. The USA Patriot Act requires banks to engage in additional record keeping or reporting, requiring identification of owners of accounts, or of the customers of foreign banks with accounts, and restricting or prohibiting certain correspondent accounts. Among other things, the USA Patriot Act requires all financial institutions, including the Company and Coast Bank to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provisions of the GLB Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign “shell” banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The USA Patriot Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution. The Company and Coast Bank have adopted policies, procedures and controls to comply with the BSA and the USA Patriot Act, and they engage in very few transactions of any kind with foreign financial institutions or foreign persons.

The Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions, including the Company and Coast Bank, must scrutinize transactions to ensure that they do not represent obligations of, or ownership interests in, entities owned or controlled by sanctioned targets. In addition, the Company and Coast Bank restrict transactions with certain targeted countries except as permitted by OFAC.

Check 21

On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. This law, which was effective on October 28, 2004, gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

•	allowing check truncation without making it mandatory;

•	demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

•	legalizing substitutions for and replacements of paper checks without agreement from consumers;

•	retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

•	requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

•	requiring recrediting of funds to an individual’s account on the next business day after a consumer proves that the financial institution has erred.

This legislation will likely affect bank capital spending as many financial institutions assess whether technological or operational changes are necessary to stay competitive and take advantage of the opportunities presented by Check 21.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) implemented a broad range of corporate governance, accounting, and reporting measures for companies who have shares registered under the Securities Exchange Act of 1934 which are designed to ensure that the stockholders of corporate America are treated fairly and have full and accurate information about the public companies in which they invest. All public companies, including companies that file periodic reports with the SEC, are affected by the Sarbanes-Oxley Act.

Specifically, the Sarbanes-Oxley Act and the various regulations promulgated thereunder, established, among other things:

•	the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

•	auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

•	additional responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company;

•	a prohibition on personal loans to directors and officers, except certain loans made by financial institutions on non-preferential terms and in compliance with other bank regulatory requirements;

•	additional corporate governance and responsibility measures which (a) require the chief executive officer and chief financial officer to certify financial statements and to forfeit salary and bonuses in certain situations, and (b) protect whistleblowers and informants;

•	enhance independence and expertise requirements for members of an audit committee;

•	expansion of the audit committee’s authority and responsibility by requiring that the audit committee (a) have direct control of the outside auditor, (b) be able to hire and fire the auditor, and (c) approve all non-audit services;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	enhanced penalties for fraud and other violations.

Monetary Policy And Economic Control

The commercial banking business is affected not only by legislation, regulatory policies, and general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, the imposition of changes in reserve requirements against members banks’ deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of these agencies are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of Coast Bank cannot be predicted.

Industry Restructuring

For well over a decade, the banking industry has been undergoing a restructuring process which is anticipated to continue. The restructuring has been caused by product and technological innovations in the financial services industry, deregulation of interest rates, and increased competition from foreign and nontraditional banking competitors, and has been characterized principally by the gradual erosion of geographic barriers to intrastate and interstate banking and the gradual expansion of investment and lending authorities for bank institutions.

Members of Congress and the administration may consider additional legislation designed to institute reforms to promote the viability of the industry. Such legislation could revise the federal regulatory structure for insured depository institutions; others could affect the nature of products, services, and activities that bank holding companies and their subsidiaries may offer or engage in, and the types of entities that may control depository institutions. There can be no assurance as to whether or in what form any such future legislation might be enacted, or what impact such legislation might have upon the Company or Coast Bank.

MANAGEMENT

Directors and Executive Officers

Set forth below, the directors and executive officers of the Company and the Bank, their ages, and their positions and offices with the Company and the Bank at July 31, 2005:

Name	Age	Position with the Company or the Bank(1)
James K. Toomey	39	Chairman of the Board of the Company and the Bank

Brian P. Peters	42	President and Chief Executive Officer of the Company and the Bank, and Director

Philip W. Coon	52	Executive Vice President/Residential Lending Manager of Bank

James V. Dugger	45	Executive Vice President/Consumer Lending Manager of Bank

Joseph Gigliotti	65	Director

Brian F. Grimes	43	Executive Vice President and Chief Financial Officer of the Company and Bank and Secretary of the Company

Anne V. Lee	46	Executive Vice President/Retail Banking Manager of Coast Bank

Kennedy Legler, III	56	Director

Paul G. Nobbs	49	Director

Thomas M. O’Brien	53	Director

John R. (“Jack”) Reinemeyer	67	Director

Michael T. Ruffino	58	Director and Vice Chairman of the Board of the Company and the Bank

Tyrone L. Shinn	46	Executive Vice President/Commercial Lending Manager of Bank

M. Alex White	53	Director

(1)	The board of directors of the Bank is identical to that of the Company.

All directors of the Company hold office until the earlier of the next annual meeting of the shareholders and until their successors have been duly elected and qualified, or their death, resignation, or removal. Officers are elected annually by our board of directors to hold office until the earlier of their resignation, removal, or death.

A description of the business experience and other biographical information for the directors and executive offices of the Company and the Bank is set forth below.

James K. Toomey has served as a director of the Company since its inception and as a director of Coast Bank since April 2000. Mr. Toomey has been the Chairman of the Board of Directors of both the Company and Coast Bank since July 2003. Previously, Mr. Toomey served in various positions for Knight-Ridder/Bradenton Herald from August 1990 to September 1997. Since September 1997, Mr. Toomey’s business interests have been focused towards commercial shopping development and investments. He is a life-long Florida native and is the co-owner of two real estate development companies in Manatee County. He is the founder of the Toomey Foundation for the Natural Sciences and has served as a director of this foundation since its inception in 2003.

Mr. Toomey received his MBA from the Crummer Graduate School, Rollins College in 1990 and his Bachelor of College Arts Degree in Economics from Rollins in 1988.

Brian P. Peters has been President, Chief Executive Officer and a director of the Company and Coast Bank since February 2004. From the Company’s inception to February 2004, Mr. Peters served as the Company’s Chief Financial Officer and Executive Vice President. Mr. Peters served as Coast Bank’s President and Chief Operating Officer from December 2003 to February 2004 and Coast Bank’s Executive Vice President and Chief Financial Officer from June 2002 until December 2003. From 1997 to 2002, Mr. Peters served as Senior Vice President and Controller for Republic Bank, St. Petersburg, Florida and from 1995 to 1997 he served as Chief Financial Officer of American Bancshares, Inc. and American Bank, its wholly-owned subsidiary. Mr. Peters received his MBA from Regis University, Denver, Colorado and his B.A. from Eckerd College, St. Petersburg, Florida. He has in excess of 20 years experience in banking.

Philip W. Coon has served as Coast Bank’s Executive Vice President/Residential Lending Manager since April 2000. In this role, Mr. Coon is responsible for residential real estate lending. Prior to joining Coast Bank, Mr. Coon served as the Senior Vice President for the Mortgage Banking Division of American Bank, Bradenton, Florida from April 1994 to April 2000. Mr. Coon attended Aims College and has over 26 years experience in mortgage banking.

James V. Dugger has served as Executive Vice President/Consumer Lending Manager for Coast Bank since January 2005 and as Senior Vice President/Consumer Lending Manager since June 2004. In this role, Mr. Dugger is responsible for overseeing Coast Bank’s consumer lending operations. From May 1997 to July 2004, Mr. Dugger served as Senior Vice President/Division Manager of consumer lending for Republic Bank. Mr. Dugger attended Armstrong State University and Georgia Southern University and he has in excess of 20 years experience in banking.

Joseph Gigliotti has been a director of the Company since its inception and a director of Coast Bank since July 2000. Mr. Gigliotti has been a resident of Manatee County since 1958 and has been the President of Gigliotti Contracting, Inc. located in Palmetto, Florida and Gigliotti Contracting North, Inc. in New Port Richey, Florida since 1966. His civic duties include serving on the Advisory Board for the Manatee County Sheriff’s Department, serving as an officer of the One Hundred Club of Manatee County and a member of the Goldstar Club and the Manatee County Chamber of Commerce.

Brian F. Grimes has served as the Chief Financial Officer of the Company since February 2004, Executive Vice President and Chief Financial Officer of Coast Bank since December 2003, and Senior Vice President and Controller of Coast from March 2003 to December 2003. From 1998 to 2003, Mr. Grimes served as Senior Vice President and Treasurer of Republic Bank, St. Petersburg, Florida. Mr. Grimes received his Bachelor of Science degree in Finance from the University of South Florida. Mr. Grimes has over 20 years experience in banking.

Anne V. Lee has served as Executive Vice President/Retail Banking Manager for Coast Bank since August 2003 and as Coast Bank’s Senior Vice President/Retail Banking Manager from March 2003 to August 2003. In these capacities at Coast Bank, Ms. Lee has been and is responsible for overseeing the branches and branch administration, business development, retail operations, marketing and training. Ms. Lee brings over 25 years of retail and operational banking experience to Coast Bank. From December 1997 until March 2001, Ms. Lee served as Senior Vice President, Support Services Manager for Republic Bank, St. Petersburg, Florida. Ms. Lee then joined FloridaFirst Bank in Lakeland, Florida in March 2001 as Retail Banking Service and Support Manager and continued in that position until joining Coast Bank in March 2003. Ms. Lee attended Manatee Community College and has over 26 years of banking experience.

Kennedy Legler, III has served as a director of the Company since its inception and as a director of Coast Bank since October 2000. Mr. Legler has practiced law for over 20 years and has been practicing as an attorney with the law firm of Legler & Flynn since 1989. He holds a Bachelor of Arts degree in Business and Government from Otterbein College and holds a Juris Doctorate degree from the University of Dayton School of Law. Mr. Legler has an extensive history of community service including formerly serving as President of the American Heart Association, Regional Division and a member of the Board of Directors of the Deaf Service Center of Manatee/Sarasota Counties.

Paul G. Nobbs has served as a director of the Company since its inception and as a director of Coast Bank since December 2003. Since April 2004, Mr. Nobbs has served as a Managing Director of Accume Partners, a company which provides internal audit and other risk assessment services to corporations, including Sarbanes Oxley compliance services. Prior to his employment with Accume Partners, Mr. Nobbs served as a consultant to Knickerbocker, LLC, a private investment company, from August 2003 to February 2004. Mr. Nobbs served as a managing director of Knickerbocker, LLC from September 1998 to August 2003, where he was responsible for evaluating and managing private investments. From 1997 to 1998, he served as a Vice President and Assistant Corporate Controller of Beneficial Corp., a consumer finance company. Mr. Nobbs received his Bachelor of Science degree in Accounting from Montclair State University in 1978 and he is a Certified Public Accountant.

Thomas M. O’Brien has been a director of the Company since its inception and a director of Coast Bank since April 2000. Mr. O’Brien is the President of C&D Fruit and Vegetable, a produce growing and shipping company that he has been affiliated with since 1978. He also is a co-owner of the following West Florida companies: North River Vegetable, Trio Farms, Manatee Logistics, Produce Dynamics, NR Investments of Manatee, LLC, and Incredible Fresh Wholesale Seafood of Miami.

John R. (“Jack”) Reinemeyer has served as a director of the Company since its inception and as a director of Coast Bank since July 2000. Mr. Reinemeyer is a Certified Public Accountant and has served as the Chairman and Chief Executive Officer of Reinemeyer & Reinemeyer P.A., an accounting firm, since 1960. Mr. Reinemeyer also serves as a director of Susan Reinemeyer Studios, Inc., a sculpting studio, and as the Chairman and Chief Executive Officer of the following companies: (i) Paymaster Service Corp., a payroll processing company; (ii) Flying E. Ranch, Inc., a hay and certified red angus cattle operation company; (iii) Bay Leasing & Finance, Inc., an equipment and finance company; and (iv) Reinemeyer Data Centers, Inc., a holding company for his corporations. Prior to relocating from Ohio to Florida in 1980, Mr. Reinemeyer was President and Chief Executive Officer of Huntsville State Bank in Huntsville, Ohio.

Michael T. Ruffino has served as a director of the Company since its inception and as a director of Coast Bank since April 2000. Mr. Ruffino has lived in Manatee County for 22 years and since 1985 has served as the President of Manatee Pinellas Title Company, the largest independently owned title company in Manatee County. He also is the President and owner of Title Solutions, Inc., an imaging business located in Bradenton, Florida. Mr. Ruffino’s civic activities have included being a Director of Manatee County Chamber of Commerce and President of the South Manatee County Sertoma Club.

Tyrone L. Shinn has served as Executive Vice President/Commercial Lending Manager of Coast Bank since December 2003. In this role, Mr. Shinn is responsible for overseeing Coast Bank’s commercial loan operations. Mr. Shinn brings over 23 years of banking experience to Coast Bank. From June 1999 to November 2003, Mr. Shinn served as Vice President, Lending for Northern Trust Bank of Florida in Bradenton. From 1993 to 1999, Mr. Shinn served as Senior Vice President and Osceola County Executive of Colonial Bank where he was responsible for three offices in Kissimmee, Florida and providing input to the due diligence team with respect to the loan portfolios of bank acquisition targets. Mr. Shinn received his B.A. in Business Administration from the University of South Florida and he has over 24 years of banking experience.

M. Alex White has served as a director of the Company and the Bank since March 2005. Mr. White is a Certified Public Accountant and was an audit partner with Deloitte & Touche LLP, a public accounting firm, from May 1987 to January 2005. Mr. White received his B.S. in Business and Accounting from the University of South Florida.

There is no family relationship between any of directors or executive officers of the Company. There are no arrangements between any director of the Company and any other person pursuant to which he was, or will be, selected as a director.

Director Qualifications and Independence

Under our corporate governance guidelines, a majority of our board of directors is required to be comprised of independent directors. In general, our board of directors determines independence on the basis of standards established by Nasdaq Stock Market (the “Nasdaq rules”) and other facts and circumstances it considers relevant.

The Nasdaq rules provide that a director will not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company that would interfere with the exercise of independent judgment. Subject to some exceptions, the Nasdaq rules generally provide that a director will not be independent if:

•	the director is, or in the past three years has been, employed by the Company or any of its subsidiaries;

•	the director has an immediate family member who is, or in the past three years has been, an executive officer of the Company or any of its subsidiaries;

•	the director or a member of the director’s immediate family has received payments from the Company of more than $60,000 during the current or any of the past three fiscal years, other than for service as a director or in connection with deposits made with, or loans made by Bank, the Company’s wholly-owned subsidiary, to such persons in the ordinary course of business;

•	the director or a member of the director’s immediate family is a current partner of Hacker, Johnson & Smith, P.A., (“HJS”), our independent auditors, or is, or in the past three years, has been, employed by HJS in a professional capacity and worked on the Company’s audit;

•	the director or member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where the Company’s executive officer serves on the compensation committee; or

•	the director or a member of the director’s immediate family is a partner in, or a controlling shareholder or an executive officer of, an entity that makes payments to or receive payments from the Company in an amount which, in any fiscal year during the past three years, exceeds the greater of $200,000 or 5% of the other entity’s consolidated gross revenues.

Our board of directors and its nominating and corporate governance committee (the “corporate governance committee”) evaluates the relationships between each director (or his or her immediate family members and related interests) and the Company and the Bank to determine compliance with the Nasdaq rules described above. Based on that review, the board of directors has affirmatively determined, upon the recommendation of the corporate governance committee, that every director, other than Mr. Peters, is independent under these standards.

Committees of the Board of Directors

Our board of directors has established four committees to assist it in fulfilling its responsibilities:

•	the Audit Committee;

•	the Compensation Committee;

•	the Corporate Governance Committee, and

•	the Executive Committee.

Each of these committees, except for the executive committee, is composed entirely of independent directors and operates under a charter approved by the board of directors setting out the purposes and responsibilities of the committee. Information with respect to these committees is provided below.

Audit Committee

Our audit committee consists of four directors (Messrs. Legler, Reinemeyer, Toomey, and White), all of whom are independent under the Nasdaq rules and other SEC rules and regulations applicable to audit committees. Mr. White serves as the chairman of the audit committee and our board of directors has determined that he qualifies as an audit committee financial expert,” as that term is defined by applicable SEC regulations. The audit committee is responsible for ensuring that an adequate audit program and controls exist and its duties include:

•	conducting an annual review of the adequacy of the Company’s system of internal accounting and its audit program, including a review of the activities of the subsidiary Bank’s examining committees, maintaining direct reporting responsibility and regular communication with the Company’s internal audit staff, and reviewing the scope and results of the internal audit procedures of the Company and its subsidiary;

•	ensuring the integrity of the consolidated financial statements of the Company;

•	overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, independence, qualification, compensation, and oversight of the outside auditors, who report directly to the Audit Committee;

•	pre-approval of all audit and non-audit services, as well as any audit-related tax and other services conducted by our independent auditors;

•	meeting with the independent public accountants to review the plans and results of the audit engagement, to review all reports of independent auditors and bank regulatory examinations, and to respond to such reports;

•	approving the services to be performed by the independent public accountants and giving consideration to the range of the audit and non-audit fees;

•	establishing procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters,

•	ensuring the integrity of the Company’s internal loan review system; and

•	preparing the audit committee report for inclusion in our proxy statement for our annual meeting.

Compensation Committee

Our compensation committee consists of four independent directors (Messrs. Legler, Reinemeyer, Ruffino, and White). Mr. Ruffino serves as chairman of the compensation committee. The compensation committee duties include:

•	reviewing our executive compensation policies and plans;

•	establishing, maintaining, and administering our compensation policies, programs, and employee benefit plans;

•	reviewing and approving the compensation of our chief executive officer and other executive officers;

•	determining the terms of any stock option or stock-related awards to be granted under our plans; and

•	preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

The compensation committee also reviews and makes recommendations to the board of directors as to the form and amount of compensation for the Company’s directors.

Corporate Governance Committee

The corporate governance committee consists of four independent directors (Messrs. Legler, Nobbs, O’Brien, and Ruffino). Mr. Nobbs serves as chairman of the corporate governance committee. The corporate governance committee duties include:

•	identifying individuals qualified to become board members, and recommending to the board nominees for election as directors.

•	considering and making recommendations to the board of directors regarding board size and committee compensation;

•	reviewing, revising, maintaining, and monitoring compliance with our corporate governance principles, policies, and practices; and

•	leading the board in its annual self-evaluation.

In the event of a vacancy in the office of the Chief Executive Officer, the corporate governance committee, together with the executive committee, is responsible for recommending a successor to the full Board.

Executive Committee

The executive committee of the Board of Directors consists of five directors (Messrs. Legler, Peters, Ruffino, Toomey, and White). Mr. Toomey serves as chairman of the executive committee. The executive committee is empowered to act on behalf of, and to exercise all of the powers of, the full board of directors in the management of the business and affairs of the Company when the board of directors is not in session, except to the extent limited by the Company’s articles of incorporation or bylaws, or by Florida law.

Compensation of Directors

Directors of the Company also are directors of the Bank. Currently directors do not receive payment for their attendance at Board of Director or committee meetings of the Company or the Bank. We do, however, anticipate approving the payment to directors in the future for their services as a director.

Executive Compensation

The following summary compensation table sets forth the cash and non-cash compensation paid to or accrued for the past three fiscal years for the Company’s President and Chief Executive Officer and for each executive officer of the Company or its subsidiaries and certain other individuals whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2004 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

	Fiscal Year	Annual Compensation				All Other Compensation(3)
Awards(1)
Name and Principal Occupation		Salary	Bonus(2)	Securities Underlying Options (#)
Brian P. Peters President and Chief Executive Officer	2004 2003 2002	$160,000 135,000 57,692	$75,000 — —	20,000 — 3,000		$7,200 — —

Gerald L. Anthony(4) Former President and Chief Executive Officer	2004 2003 2002	$49,892 132,692 125,000	— — —	5,000 — 1,622	(5)	$2,048 6,000 6,000

Brian F. Grimes(6) Chief Financial Officer and Secretary	2004 2003 2002	$110,000 70,962 —	$45,000 — —	15,000 5,000 —		$4,800 — —

Philip W. Coon Executive Vice President/Residential Lending Manager Coast Bank	2004 2003 2002	$100,000 80,000 80,000	— — —	20,000 — —		$219,486 233,184 52,190

Tyrone L. Shinn(6) Executive Vice President/Commercial Lending Manager Coast Bank	2004 2003 2002	$125,000 9,616 —	$10,000 — —	5,000 — —		— — —

Anne V. Lee(6) Executive Vice President/Retail Banking Manager Coast Bank	2004 2003 2002	$90,000 60,000 —	$15,000 — —	10,000 5,000 —		$4,800 — —

(1)	The Company does not have a long-term incentive plan that includes long-term incentive payments. However, the Company’s 2003 Stock Option Plan provides employee participants with performance-based compensation in the form of incentive stock options.

(2)	Payment of all 2004 bonuses were deferred until 2005.

(3)	Represents amounts paid to Messrs. Peters, Anthony, Grimes, and Lee as a car allowance in 2004, 2003, and 2002, and amounts paid to Mr. Coon as commissions. Mr. Coon receives commissions based on the aggregate dollar value of residential real estate loans originated by the mortgage banking department.

(4)	Mr. Anthony resigned all of his positions with the Company and its subsidiaries on February 17, 2004. Under the terms of a Separation Agreement, among other things, Mr. Anthony received his regular compensation through May 3, 2004.

(5)	Does not include options to purchase 19,000 Common Shares granted in 2004 and options to purchase 7,622 Common Shares granted in 2003, all of which were received by Mr. Anthony for his services as a director of the Company.

(6)	Mr. Grimes was hired by the Company in March 2003, Ms. Lee was hired in August 2003, and Mr. Shinn was hired in December 2003.

Stock Option Grants in 2004

As of December 31, 2004, the Company did not have any long-term incentive plans nor had it awarded any restricted shares. The table set forth below contains information with respect to the award of stock options during the year ended December 31, 2004 to the Named Executive Officers covered by the compensation table above. All options were granted under the Company’s 2003 Stock Option Plan.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants
Name	Securities Underlying Options Granted(1)(2)	% of Total Options Granted to Employees in 2004 Fiscal Year	Exercise Price or Base Price	Expiration Date	Grant Date Present Value(3)
Brian P. Peters	20,000	28.6	$13.25	1/20/14	$99,400
Brian F. Grimes	15,000	21.4	13.25	1/20/14	74,550
Philip W. Coon	20,000	28.6	13.25	1/20/14	99,400
Anne V. Lee	10,000	14.3	13.25	1/20/14	49,700
Tyrone L. Shinn	5,000	7.1	13.25	1/20/14	24,850

(1)	These options were granted to employees under the Coast Financial Holdings, Inc. 2003 Stock Option Plan. The material terms of all options granted during the 2004 fiscal year are as follows: (i) all options are incentive stock options, (ii) all have an exercise price equal to the fair market value on the date of grant, (iii) all have a ten year term and vest on a cumulative basis for one-third of the shares covered thereby on the anniversary of grant, (iv) no options will be exercisable more than three months following the termination of employment (except in the case of disability, in which case such options will be exercisable for up to one year thereafter and in change of control circumstances), and (v) all options are otherwise subject to the 2003 Stock Option Plan.

(2)	Granted on January 20, 2004.

(3)	Hypothetical value using the Black-Scholes option pricing model based on the following assumptions: (i) an expected stock price volatility of 13.72, (ii) an expected dividend yield of zero, (iii) a risk free rate of return of 4.32%, (iv) an option term of 10 years, and (v) no discounts for non-transferability or risk of forfeiture. This is a theoretical value for the options developed solely for the purpose of comparison disclosures as required by applicable SEC rules and regulations, and does not reflect the Company’s views of the appropriate value or methodology for financial reporting purposes, or the future price of the Common Shares. The actual value of the options will depend on the market value of the Common Shares on the date the options are exercised.

Aggregated Options Exercised in Fiscal Year 2004 and Fiscal Year-End 2004 Option Values

The following table sets forth certain information regarding the number and value of unexercised options to purchase our common stock at December 31, 2004 by the named executive officers. The table also provides information on the exercise of stock options by the names executive officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUE

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End			Value of Unexercised In-the-Money Options at Fiscal Year End(1)(2)
			Exercisable (#)		Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Brian P. Peters	—	—	16,333		6,667	$77,667	$28,333
Gerald L. Anthony	—	—	5,000	(3)	—	37,500	—
Brian F. Grimes	—	—	13,333		6,667	65,833	32,917
Philip W. Coon	—	—	16,333		6,667	79,167	28,333
Anne V. Lee	—	—	10,000		5,000	51,667	25,833
Tyrone L. Shinn	—	—	3,333		1,667	14,167	7,083

(1)	Based upon the closing price of the Common Shares as quoted by Nasdaq on December 31, 2004 of $17.50 per share.

(2)	Value represents fair market value at exercise minus exercise price.

(3)	Does not include options to purchase 19,000 Common Shares granted in 2004 and options to purchase 7,622 Common Shares granted in 2003, all of which were received by Mr. Anthony for his services as a director of the Company.

401(k) Plan

The board of directors of Coast Bank approved a tax-deferred investment plan (the “401(k) Plan”) effective June 1, 2000. All employees of Coast Bank who are 21 years or older with a minimum of 3 months of service are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, a participating employee is given an opportunity to make an elective contribution under a salary deferral savings arrangement of up to a maximum of 20% of the participant’s pre-tax compensation, not to exceed $10,500 per year. Further, the plan provides that Coast Bank may make matching contributions to the plan on behalf of its employees. The level of the matching contribution, if any, is determined by Coast Bank on an annual basis. No matching contributions were made during 2004, 2003 or 2002. Additionally, each year Coast Bank may, in its discretion, elect to contribute funds to the profit sharing portion of the 401(k) Plan. A portion of any such contributions will be allocated to the accounts of each employee participating in the 401(k) Plan.

Employment Agreements

The Company, believing that the continued services and contributions of certain key executives is critical to its prospects and in the best interest of its shareholders, has entered into employment agreements with Mr. Peters and certain members of its senior management on the terms and conditions described below:

Brian P. Peters. On January 1, 2004, the Company and Coast Bank entered into an employment agreement with Brian P. Peters pursuant to which Mr. Peters agreed to serve as the Company’s Chief Financial Officer and Secretary and Coast Bank’s President and Chief Operating Officer. On February 17, 2004, Mr. Peters was promoted to President and Chief Executive Officer of the Company and Coast Bank to fill the vacancies caused by Mr. Anthony’s resignation. The agreement is for a two-year term, with automatic annual renewals thereafter. The agreement provides for an initial annual base salary of $160,000, which may be adjusted annually by the Board of Directors, and a performance bonus if the Company achieves certain quantified financial goals. Mr.

Peters is provided with an automobile allowance of $600 per month and is eligible to receive any benefits provided to employees and executives of the Company.

The agreement further provides that if Mr. Peters’ employment is terminated by the Company without cause, Mr. Peters is entitled to receive a severance payment in an amount equal to Mr. Peters’ full annual salary and other benefits for one year or until he commences other full-time employment, whichever is shorter. If Mr. Peters’ employment is terminated in the event of a “change of control” (as that term is defined in the agreement), Mr. Peters is entitled to receive a lump sum payment equal to two times his annual salary as of the date of the “change of control.” In addition, Mr. Peters agreed that if he terminates his employment either upon a “change of control” or by written notice as provided in the agreement, he will not directly or indirectly engage in any business or business venture in Manatee, Sarasota, Desoto, Hardee, Hillsborough, and Pinellas Counties which is competitive to the business of Coast Bank for a period of one year.

Other Senior Management. In January 2004, the Company and Coast Bank entered into employment agreements with Anne V. Lee, Executive Vice President/Retail Banking Manger of Coast Bank, and Brian F. Grimes, Chief Financial Officer and Secretary of the Company and Chief Financial Officer of Coast Bank. Each of their employment agreements provide for a two year term expiring on December 31, 2005. Mr. Grimes’ employment agreement provides for an initial base salary of $110,000, which may be adjusted annually by the Board of Directors, and a performance bonus if the Company achieves certain quantified financial goals. Mr. Grimes is provided with an automobile allowance of $400 per month and is eligible to receive any benefits provided to employees and executives of the Company. His employment agreement also provides the same provisions as set forth in Mr. Peters’ employment agreement as they relate to: (a) severance payments upon a termination without cause, (b) the occurrence of a “change of control” (in which case he also would be entitled to a lump sum payment equal to two times his salary, as of the date of any such “change in control”), and (c) his agreement to not engage in competitive businesses (i.e., same geographical scope and term of duration). Ms. Lee’s employment agreement is similar to that of Mr. Grimes, except that upon a “change of control”, she is entitled to a lump sum payment equal to 1.5 times her salary as of the date of any such “change of control”.

Gerald L. Anthony. On March 29, 2000, Coast Bank entered into an employment agreement with Gerald L. Anthony, pursuant to which Mr. Anthony agreed to serve as Coast Bank’s President and Chief Executive Officer. This agreement, as amended on September 3, 2003, provided, among other things, for an annual base salary of $135,000, a one-time award of stock options for the purchase of 5,000 common shares, and certain payments if Mr. Anthony’s employment was terminated in the event of a “change of control”. On February 17, 2004, the Company entered into a separation agreement with Mr. Anthony, which agreement modified and clarified the terms of Mr. Anthony’s employment agreement as it related to his separation from the Company and its subsidiaries. Under the terms of the separation agreement (a) Mr. Anthony agreed to resign from his positions as Chief Executive Officer, President, and director of the Company, director of Coast Bank, and Chief Executive Officer, Treasurer, and director of Coast Financial Partners, Inc., a former wholly-owned subsidiary of Coast Bank, and (b) the Company agreed to (i) a severance package providing for, among other things, the payment of Mr. Anthony’s currently salary benefits through May 3, 2004 and the extension of the expiration date of his stock options, and (b) release Mr. Anthony from the agreement not to compete set forth in his employment agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Coast Bank has had, and expects to have in the future, various loans and other banking transactions in the ordinary course of business with the directors, executive officers, and principal shareholders (or associates of such person) of Coast Bank and the Company. All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2004 and 2003, the total dollar amount of extensions of credit to directors and executive officers identified above and principal shareholders of the Company identified below, and their associates was $4.8 million and $4.6 million, respectively, which represented 14% of total shareholders’ equity for each year and 1.6% and 2.1% of total loans outstanding at December 31, 2004 and 2003, respectively.

Outside of normal customer relationships and except as described herein, none of the directors or officers of the Company, and no shareholder holding over 5% of the Company’s common shares or preferred shares and no corporations or firms with which such persons or entities are associated, currently maintains or has maintained since the beginning of the last fiscal year, any significant business or personal relationship with the Company or Coast Bank, other than such as arises by virtue of such position or ownership interest in the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding common shares as of July 31, 2005 by: (a) each person known by us to beneficially own 5% or more of our common shares, (b) each director of the Company and each Named Executive Officer of the Company, and (c) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all of the common shares owned by them.

	Current Beneficial Ownership
Name of Beneficial Owner	Number of Shares(1)	Percent of Class(2)
Directors and Named Executive Officers
James K. Toomey(3)	281,349	7.4%
Brian P. Peters(4)	16,833	*
Philip W. Coon(5)	16,533	*
Joseph Gigliotti(6)	57,022	1.5%
Brian F. Grimes(7)	20,933	*
Anne V. Lee(8)	10,000	*
Kennedy Legler, III(6)	46,622	1.2%
Paul G. Nobbs(9)	19,000	*
Thomas M. O’Brien(6)(10)	45,222	1.2%
John R. Reinemeyer(6)(11)	47,622	1.3%
Michael T. Ruffino(6)(12)	54,222	1.4%
Tyrone L. Shinn(13)	3,333	*
M. Alex White(14)	5,000	*
All directors and executive officers as a group (14 persons)(15)	625,398	15.6%

Other Beneficial Holders
Rainbow Partners, LP(16)	331,425	8.8%
c/o Keefe Managers, LLC
375 Park Avenue, 23rd Floor
New York, NY 20252

St. Denis J. Villere & Company L.L.C.(17)	252,400	6.7%
210 Baronne Street
Suite 808
New Orleans, LA 70112-1727

*	Less than 1%

(1)	For purposes of this table, a person is deemed to be the beneficial owner of a security if he or she (a) has or shares voting power or dispositive power with respect to such security, or (b) has the right to acquire such ownership within 60 days. “Voting power” is the power to vote or direct the voting of shares, and “dispositive power” is the power to dispose or direct the disposition of shares, irrespective of any economic interest in such shares.

(2)	In calculating the percentage ownership or percent of equity vote for a given individual or group, the number of common shares outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within 60 days held by such individual or group, but are not deemed outstanding by any other person or group.

(3)	Includes (a) 19,525 common shares held by Mr. Toomey’s spouse as custodian for minor children, as to which Mr. Toomey disclaims any beneficial ownership, and (b) currently exercisable options to purchase 26,624 common shares. Mr. Toomey’s address is 6425 28th Avenue East, Bradenton, FL 34208.

(4)	Includes currently exercisable options to purchase 16,333 common shares.

(5)	Includes (a) 200 common shares held by Mr. Coon’s spouse and (b) currently exercisable options to purchase 16,333 common shares.

(6)	Includes currently exercisable options held by such person to purchase 26,622 common shares.

(7)	Includes currently exercisable options to purchase 13,333 common shares.

(8)	Includes currently exercisable options to purchase 10,000 common shares.

(9)	Includes currently exercisable options to purchase 19,000 common shares.

(10)	Includes (a) 13,000 common shares owned by C&D Fruit & Vegetable, a company in which Mr. O’Brien is the President and a majority owner; and by reason of his position and ownership, Mr. O’Brien may be deemed the beneficial owner of those shares and (b) 1,100 common shares held by Mr. O’Brien’s spouse, to which Mr. O’Brien disclaims any beneficial ownership.

(11)	Includes 20,000 common shares owned by Reinemeyer Data Centers, Inc., a company in which Mr. Reinemeyer is the President and co-owner with his spouse; and by reason of his position and ownership, Mr. Reinemeyer may be deemed the beneficial owner of those shares.

(12)	Includes 12,600 common shares held by Mr. Ruffino’s spouse, to which Mr. Ruffino disclaims any beneficial ownership.

(13)	Includes currently exercisable options to purchase 3,333 common shares.

(14)	Includes currently exercisable options to purchase 5,000 common shares.

(15)	Includes currently exercisable options to purchase 244,893 common shares.

(16)	The ownership information set forth herein is based in its entirety on the material contained in Amendment No. 1 to Schedule 13G, dated February 9, 2005, filed with the Securities and Exchange Commission by Keefe Managers, LLC.

(17)	The ownership information set forth herein is based in its entirety on the material contained in Schedule 13G, dated February 28, 2005, filed with the Securities and Exchange Commission by St. Denis J. Villere & Company, L.L.C.

DESCRIPTION OF CAPITAL STOCK

General

Our articles of incorporation provide that we may issue up to 20,000,000 common shares, par value of $5.00 per share, and 5,000,000 preferred shares, par value $.01 per share. As of July 31, 2005, there were 3,757,650 shares of common stock outstanding and approximately 1,190 holders of record. No preferred shares are outstanding as of the date of this prospectus. In addition to shares outstanding, 563,000 shares are available for issuance under the Company’s 2003 Stock Option Plan and 2005 Stock Incentive Plan, for which options to purchase up to 380,700 common shares were outstanding as of July 31, 2005. Upon completion of the offering, there will be                      common shares outstanding, or                      common shares if the underwriter’s over-allotment option is exercised in full.

Common Shares

Voting Rights. The holders of the Company’s common shares are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of common stock entitle to vote in any election of directors can elect all of the directors standing for election, if they so chose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the Company’s common shares are entitled to receive dividends and other distributions when, as, and if declared by our board of directors out of funds legally available therefor. Both Florida law and federal law place certain restrictions on the declaration and payment of cash dividends by banking institutions. See “Dividend Policy” and “Supervision and Regulation—Dividend Restrictions and Transfers of Funds.” Share dividends, if any are declared, may be paid from authorized but unissued shares.

Liquidation, dissolution and Winding Up. In the event of a dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, holders of the common shares will be entitled to share ratably in all net assets or funds that are available for distribution to stockholders after satisfaction of its liabilities or after adequate provision has been made therefor, subject to the rights of any holders of the Company’s preferred shares, if any, outstanding at that time.

Preemptive Rights. The holders of the Company’s common shares do not have any preferential, subscriptive, or preemptive rights with respect to any securities of the Company, or any conversion rights and our common shares are not subject to redemption.

Assessment. All of the Company’s outstanding common shares have been, and those common shares issuable by the Company upon consummation of this offering will be, when issued in accordance with the terms of the underwriter agreement, fully paid and nonassessable

Preferred Shares

No shares of preferred stock are currently issued and outstanding, and we have no present intent to issue preferred stock in the immediate future. With respect to the issuance of preferred stock, our articles of incorporation authorizes our board of directors to fix the rights, preferences, privileges and restrictions of any wholly unissued series of preferred shares, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series but not below the number of shares then outstanding. The issuance of preferred shares could decrease the amount of earnings and assets available for distribution to holders of our common shares or adversely affect the rights and powers, including voting rights, of the holders of our common shares, and may have the effect of delaying, deferring or preventing a change of control of our Company.

Certain Anti-Takeover Provisions

Our board of directors may authorize the issuance of additional common shares or preferred shares without further action by the Company’s shareholders, unless such action is required in a particular case by applicable laws or regulation. The authority to issue additional common shares or preferred shares provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued common shares or preferred shares may be issued from time to time for any corporate purposes, including share splits, share dividends, employee benefit and compensation plans, acquisitions and public and private sales for cash as a means of raising capital. Such shares could be used to dilute the share ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of common shares or preferred shares to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or dividend of common shares or preferred shares to the Company’s shareholders, may have the effect of discouraging or otherwise increasing the cost of unsolicited attempts to acquire control of the Company. Further, because our board of directors has the power to determine the voting, conversion or other rights of the preferred shares, the issuance of a series of preferred shares to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of the Company’s incumbent management. The Company does not currently have any plans or commitments to use its authority to effect any such issuance, but reserves the right to take any action that the board of directors deems to be in the best interests of the Company and its shareholders.

We are subject to several anti-takeover provisions under Florida law that apply to public corporations organized under Florida law, unless the corporate has elected to opt-out of those provisions in its articles of incorporation or bylaws. We have not elected to opt-out of those provisions. The FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors, or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined in the FBCA as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: one-fifth or more but less than one-third of such voting power, one-third or more but less than a majority of such voting power, and more than a majority of such voting power. However, an acquisition of a publicly-held Florida corporation’s shares is not deemed to be a control-share acquisition if it is either (i) approved by such corporation’s board of directors, or (ii) made pursuant to a merger agreement to which such Florida corporation is a party.

The FBCA also maintains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with any person who, together with affiliates and associates, beneficially owns more than 10% of the corporation’s outstanding voting shares, otherwise referred to as an “interested stockholder,” unless:

•	the transaction is approved by a majority of disinterested directors before the person becomes an interested stockholder,

•	the interested stockholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, or

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested stockholder.

Indemnification of Directors and Officers

The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the Company. Further, a Florida company is authorized to provide further indemnification or advancement of expenses to any of its directors, officers, employees, or agents, except for acts or omissions which constitute:

•	a violation of the criminal law unless the individual had reasonable cause to believe it was lawful,

•	a transaction in which the individual derived an improper personal benefit,

•	in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable related to payment of dividends or other distributions or repurchases of shares in violation of such Act, or

•	willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder.

A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

The Company’s articles of incorporation and bylaws provide that the Company shall indemnify each of its directors and officers to the fullest extent permitted by law. The bylaws further provide that the indemnity will include advances for expenses and costs incurred by such director or officer related to any action in regard to which indemnity is permitted. In this regard, the Company has entered into separate indemnity agreements with each of its directors to provide additional indemnification rights and protections to those persons. The Company maintains directors’ and officers’ liability insurance covering its directors and officers against expenses and liabilities arising from certain actions to which they may become subject by reason of having served in such role. Such insurance is subject to the coverage amounts, exceptions, deductibles and other conditions set forth in the policy. There is no assurance that the Company will maintain liability insurance for its directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions or under the underwriting agreement as described in the Section “Underwriting” herein, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

Our common shares are currently quoted on the Nasdaq SmallCap Market under the symbol “CFHI.” We are applying to have our common shares listed for quotation on the Nasdaq National Market under the same symbol.

Transfer Agent and Registrant

The transfer agent and registrar for the common shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, telephone: (800) 525-7686.

UNDERWRITING

Sander O’Neill & Partners, L.P., as representative of the underwriters for the offering, has entered into an underwriting agreement with us relating to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of common shares shown opposite its name below:

Underwriters	Number of Shares
Sandler O’Neill & Partners, L.P.
Sterne, Agee & Leach, Inc.

Total

We have granted to the underwriters an option to purchase up to              additional common shares at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days from the date of this prospectus. To the extent the option is exercised, we will be obligated to sell additional shares to the underwriters, and the underwriters will be obligated to purchase, these additional shares in proportion to their respective initial purchase amounts. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common shares offered by this prospectus, if any.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and these dealers may reallow, a concession not in excess of $             per share on sales to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without Over-allotment	With Over-allotment
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel, not to exceed $125,000 without our prior written consent.

The common shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the common shares in this offering if any are purchased, other than those covered by the over-allotment option described below.

Lock-up Agreements. We, and our executive officers and directors have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our common shares or securities convertible into, exchangeable or exercise for any common shares of or warrants or other rights to purchase common shares or similar securities, without, in each case, the prior written consent of the representatives. These restrictions are expressly agreed to preclude us, and our executive officers, directors and principal shareholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Listing. Our common shares are quoted on the Nasdaq Small Cap Market under the symbol “CFHI.” We have applied to have our common shares quoted on the Nasdaq National Market under the same symbol.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Stabilization. In connection with this underwriting, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common shares so long as the stabilizing buds do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwrites may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by the exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created by the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effective on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and have received, and may receive, compensation for such services.

At our request, the underwriters have reserved for sale, at the offering price, up to              common shares offered in this prospectus for certain of our officers and directors. The number of common shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon for the Company by Carlton Fields, P.A., Tampa, Florida. Certain legal matters will be passed on for the underwriter by Foley & Lardner LLP, Tampa, Florida.

EXPERTS

The consolidated balance sheets of the Company and its subsidiary as of December 31, 2004 and 2003 and the consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, which appear in this prospectus, have been audited by Hacker Johnson & Smith P.A., independent registered public accounting firm, and have been included in this prospectus and in the registration statement in reliance on the report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F Street, N.W., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC’s website on the Internet at http://www.sec.gov. In addition you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

We have filed with the SEC a registration statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the “Registration Statement”) with respect to the common shares offered by this prospectus. This prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain items were omitted from this prospectus as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the contents of any contract, agreement, or document are summaries and are not necessarily complete and, in each instance, we refer you to a copy of the contract, agreement, or other document filed as an exhibit to the Registration Statement and each such statement is qualified in its entirety by such reference. You may read and copy any contract, agreement or other document that we have filed as an exhibit to the Registration Statement or any other portion of our Registration Statement at the SEC’s Public Reference Room. For further information about us and the shares of common shares offered by this prospectus, please refer to the Registration Statement and its exhibits. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC’s website at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Coast Financial Holdings, Inc.

Bradenton, Florida:

We have audited the accompanying consolidated balance sheets of Coast Financial Holdings, Inc. and Subsidiary (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Hacker, Johnson & Smith PA

Tampa, Florida

March 28, 2005

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31,
	2004	2003
ASSETS
Cash and due from banks	$7,122	4,667
Federal funds sold	—	3,000

Cash and cash equivalents	7,122	7,667
Securities available for sale	55,490	26,972
Loans, net of allowance for loan losses of $2,901 and $3,163	297,725	214,240
Federal Home Loan Bank stock, at cost	573	592
Premises and equipment, net	18,358	8,614
Accrued interest receivable	1,478	1,187
Deferred income taxes	1,846	2,525
Loan servicing rights	—	1,134
Other assets	2,031	952

Total assets	$384,623	263,883

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	25,485	20,293
Savings, NOW and money-market deposits	99,394	46,934
Time deposits	201,410	140,513

Total deposits	326,289	207,740
Federal Home Loan Bank advances	1,000	7,500
Federal funds purchased	3,790	—
Other borrowings	15,867	12,097
Other liabilities	2,729	2,881

Total liabilities	349,675	230,218

Commitments and contingencies (Notes 5, 9 and 17)
Stockholders’ equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $5 par value; 20,000,000 shares authorized, 3,756,050 and 3,735,450 shares issued and outstanding	18,780	18,677
Additional paid-in capital	19,448	19,351
Accumulated deficit	(3,224)	(4,055)
Accumulated other comprehensive income (loss)	(56)	(308)

Total stockholders’ equity	34,948	33,665

Total liabilities and stockholders’ equity	$384,623	263,883

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002
Interest income:
Loans	$16,142	11,126	7,832
Securities	1,145	954	842
Other interest-earning assets	50	61	116

Total interest income	17,337	12,141	8,790

Interest expense:
Deposits	7,017	5,284	4,363
Borrowings	365	360	238

Total interest expense	7,382	5,644	4,601

Net interest income	9,955	6,497	4,189
Provision for loan losses	1,315	2,934	835

Net interest income after provision for loan losses	8,640	3,563	3,354

Noninterest income:
Service charges on deposit accounts	434	294	380
Gain on sale of loans held for sale	1,462	1,312	960
Gain on sale of credit card portfolio	173	—	—
Gain on sale of securities available for sale	4	98	155
Gain on sale of mortgage loan servicing rights	118	—	—
Gain on sale of merchant services	212	—	—
Net loan servicing (costs) fees	(159)	(141)	103
Asset management fees	69	430	237
Other service charges and fees	547	584	507
Other	85	(14)	—

Total noninterest income	2,945	2,563	2,342

Noninterest expenses:
Employee compensation and benefits	5,477	4,976	3,018
Occupancy and equipment	1,412	1,095	716
Data processing	922	876	587
Professional fees	486	382	245
Telephone, postage and supplies	676	475	236
Advertising	348	409	270
Bank card	—	209	22
Impairment of a security available for sale	—	—	1,191
Settlement on impaired security	—	(400)	—
Other	905	685	515

Total noninterest expenses	10,226	8,707	6,800

Earnings (loss) before income taxes (benefit)	1,359	(2,581)	(1,104)
Income taxes (benefit)	528	(956)	(413)

Net earnings (loss)	831	(1,625)	(691)
Dividends on preferred stock	—	(105)	—

Net earnings (loss) applicable to common stockholders before cash paid to convert preferred stockholders to common stock	831	(1,730)	(691)
Cash paid to convert preferred stockholders to common stock	—	(770)	—

Net earnings (loss) applicable to common stockholders after cash paid to convert preferred stockholders to common stock	$831	(2,500)	(691)

Earnings (loss) per share after cash paid to convert preferred stockholders to common stock, basic and diluted	$0.22	(1.46)	(.66)

Weighted-average number of common shares outstanding, basic	3,749,343	1,715,053	1,042,184

Weighted-average number of common shares outstanding, diluted	3,783,661	1,715,053	1,042,184

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2004, 2003 and 2002

($ in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive Income (Loss)	Total Stockholders’ Equity
Balance at December 31, 2001	$5,995	3,155	2,582	(1,634)	(84)	10,014

Comprehensive income (loss):
Net loss	—	—	—	(691)	—	(691)
Net change in unrealized loss on securities available for sale, net of taxes	—	—	—	—	26	26

Comprehensive income (loss)						(665)

Proceeds from issuance of common stock, net of offering costs of $483 (719,425 shares)	—	3,597	3,315	—	—	6,912

Balance at December 31, 2002	5,995	6,752	5,897	(2,325)	(58)	16,261
Comprehensive income (loss):
Net loss	—	—	—	(1,625)	—	(1,625)
Net change in unrealized loss on securities available for sale, net of taxes	—	—	—	—	(250)	(250)

Comprehensive income (loss)						(1,875)

Dividend paid on preferred stock	—	—	—	(105)	—	(105)
Conversion of preferred stock to common stock (545,000 shares)	(5,995)	2,725	3,270	—	—	—
Cash paid to convert preferred stockholders to common stock	—	—	(770)	—	—	(770)
Proceeds from issuance of common stock, net of offering costs of $1,926 (1,840,000 shares)	—	9,200	10,954	—	—	20,154

Balance at December 31, 2003	—	18,677	19,351	(4,055)	(308)	33,665

Comprehensive income:
Net earnings	—	—	—	831	—	831
Net change in unrealized loss on securities available for sale, net of taxes	—	—	—	—	252	252

Comprehensive income						1,083

Offering costs relating to 2003 common stock offering paid in 2004	—	—	(7)	—	—	(7)
Proceeds from exercise of common stock options (20,600 shares)	—	103	104	—	—	207

Balance at December 31, 2004	$—	18,780	19,448	(3,224)	(56)	34,948

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$831	(1,625)	(691)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	919	587	265
Provision for loan losses	1,315	2,934	835
Deferred income taxes (benefit)	528	(956)	(413)
Amortization and accretion of discounts and premiums on securities	439	354	207
Amortization of loan servicing rights	273	358	160
Gain on sale of securities available for sale	(4)	(98)	(155)
Impairment of an available for sale security	—	—	1,191
Settlement on impaired security	—	(400)	—
Write-down of foreclosed real estate	—	40	—
Loss on sale of foreclosed real estate	—	33	—
Gain on sale of loans held for sale	(1,462)	(1,312)	(960)
Gain on sale of loan servicing rights	(118)	—	—
Gain on sale of credit card portfolio	(173)	—	—
Originations of loans held for sale	(83,933)	(86,948)	(60,314)
Proceeds from sale of loans held for sale	85,307	88,198	56,356
Increase in accrued interest receivable	(291)	(337)	(172)
(Increase) decrease in other assets	(1,079)	78	(358)
(Decrease) increase in other liabilities	(152)	2,082	262

Net cash provided by (used in) operating activities	2,400	2,988	(3,787)

Cash flows from investing activities:
Purchase of securities available for sale	(43,388)	(20,719)	(44,962)
Proceeds from maturities, calls, repayments and sales of securities available for sale	14,838	22,780	31,409
Net increase in loans	(85,879)	(90,738)	(42,427)
Purchase of premises and equipment	(10,663)	(3,168)	(4,540)
Redemption (purchase) of Federal Home Loan Bank stock	19	(293)	(149)
Proceeds from sale of foreclosed real estate	—	37	28
Redemption (purchase) of certificates of deposit	—	—	198
Proceeds from sale of loan servicing rights	1,067	—	—
Proceeds from sale of credit card portfolio	1,252	—	—

Net cash used in investing activities	(122,754)	(92,101)	(60,443)

Cash flows from financing activities:
Net increase in deposits	118,549	59,575	54,402
Proceeds from Federal Home Loan Bank advances	28,200	5,000	2,500
Repayments of Federal Home Loan Bank advances	(34,700)	—	(2,000)
Net increase in other borrowings	3,770	3,956	1,716
Net increase (decrease) in federal funds purchased	3,790	—	(8)
Proceeds from issuance of common stock, net of offering costs	—	20,154	6,912
Proceeds from exercise of common stock options	207	—	—
Payment of offering costs relating to 2003 common stock offering	(7)	—	—
Dividends paid on preferred stock	—	(105)	—
Cash paid to convert preferred stock to common stock	—	(770)	—

Net cash provided by financing activities	119,809	87,810	63,522

Net decrease in cash and cash equivalents	(545)	(1,303)	(708)
Cash and cash equivalents at beginning of year	7,667	8,970	9,678

Cash and cash equivalents at end of year	$7,122	7,667	8,970

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$7,308	5,625	4,544

Income taxes	$—	—	—

Noncash transactions:
Accumulated other comprehensive income (loss), net change in unrealized loss on securities available for sale	$252	(250)	26

Transfer of loans held for sale to loans held to maturity	$—	10,233	10,941

Originated mortgage loan servicing rights capitalized	$88	717	669

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 AND 2003 AND FOR EACH OF THE THREE YEARS IN THE

PERIOD ENDED DECEMBER 31, 2004

(1)	Summary of Significant Accounting Policies

Organization. Coast Financial Holdings, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Coast Bank of Florida (the “Bank”) which owned 100% of Coast Financial Partners, Inc. (“CFP”) until it ceased operations in February 2004, (collectively the “Company”). On April 15, 2003, the Bank’s stockholders approved a Plan of Merger and Merger Agreement under which the Bank would become a wholly-owned subsidiary of the Holding Company. The Bank’s stockholders exchanged their common stock and preferred stock for shares of the Holding Company. As a result, all (1,350,450 shares) of the previously issued $5 par value common stock of the Bank were exchanged for 1,350,450 shares of the $5 par value common stock of the Holding Company and all (545,000 shares) of the previously issued $.01 par value preferred stock of the Bank were exchanged for 545,000 shares of the $.01 par value preferred stock of the Holding Company. The Holding Company’s merger with the Bank was accounted as a reorganization of entities under common control at historical cost and, the financial data for periods presented include the results of the Bank and CFP.

The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its seven banking offices located in Manatee County, Florida. CFP provided investment advisory services to customers of the Bank. During the year ended December 31, 2004, CFP ceased operations and the Bank now provides these services through an unrelated entity.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The following is a description of the significant accounting policies and practices followed by the Company, which conform to U.S. generally accepted accounting principles and prevailing practices within the banking industry.

Use of Estimates. In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

The Company is required by law or regulation to maintain cash reserves. The reserve balances were met by cash on hand at December 31, 2004 and 2003.

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies, Continued

operations and reported in comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. There were no loans held for sale at December 31, 2004 and 2003.

During the years ended December 31, 2003 and 2002 approximately $10,233,000 and $10,941,000 of loans held for sale were transferred to loans held to maturity. The loans were transferred at book value, which was less than market value at the date of transfer. Prior to 2002 all 1-4 family construction loans were held for sale at the time construction was complete and the loans went on permanent status. During 2003, the Company changed its policy to decide at the end of construction if the loans would be held for sale. At December 31, 2004 and 2003, no loans where construction was complete were held for sale.

Loan origination fees and direct loan origination costs are deferred until the related loan is sold, at which time the net fees are included in the gain on sale of loans held for sale in the consolidated statements of operations.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either loss, doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical industry loss experience adjusted for qualitative factors.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies, Continued

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual installment and residential loans for impairment disclosures.

Foreclosed Real Estate. Real estate acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

Premises and Equipment. Land is stated at cost. Building, furniture, fixtures, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful life of each type of asset or lease term, if shorter. The following are the ranges of depreciable lives used for the major asset categories:

Asset Category	Range of Depreciable Lives
Buildings	39.5 years
Furniture, fixtures and equipment	5 years - 7 years
Leasehold improvements	10 years

Servicing. Servicing assets were recognized as separate assets when rights were acquired through the sale of financial assets. Capitalized servicing rights were amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets were evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment was determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value was determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment was recognized through a valuation allowance for an individual stratum, to the extent that fair value was less than the capitalized amount for the stratum. The Company sold its mortgage loan servicing portfolio in 2004.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies, Continued

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized. At December 31, 2004 and 2003, a valuation allowance was not established because management believes it is more likely than not that the deferred tax asset will be realized during the carryforward period with future earnings of the Company.

Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Stock Compensation Plan. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for their stock option plan under the recognition and measurement principles of APB No. 25. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies, Continued

The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share data).

	Year Ended December 31,
	2004	2003	2002
Net earnings (loss), as reported	$831	(1,625)	(691)
Dividends on preferred stock	—	(105)	—

Net earnings (loss) applicable to common stockholders before cash paid to convert preferred stockholders to common stock	831	(1,730)	(691)
Cash paid to convert preferred stockholders to common stock	—	(770)	—

Net earnings (loss) applicable to common stockholders after cash paid to convert preferred stockholders to common stock	831	(2,500)	(691)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	(351)	(665)	(81)

Proforma net earnings (loss)	$480	(3,165)	(772)

Earnings (loss) per share after cash paid to convert preferred stockholders to common stock, basic and diluted	$.22	(1.46)	(.66)

Proforma earnings (loss) per share after cash paid to convert preferred stockholders to common stock, basic and diluted	$.13	(1.85)	(.74)

Stock Compensation Plan, Continued. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2004	2003	2002
Risk-free interest rate	4.32%	4.55%	4.19%
Dividend yield	—%	—%	—%
Expected volatility	13.72%	—%	—%
Expected life in years	10	10	10
Estimated fair value of each option granted during the year	$4.97	5.24	3.30

Advertising. The Company expenses all media advertising as incurred.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Also certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest Receivable. Book value approximates fair value.

Loan Servicing Rights. Fair value for loan servicing rights were based upon market prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Federal Home Loan Bank Advances. Fair value of the advances from the Federal Home Loan Bank are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowings.

Other Borrowings and Federal Funds Purchased. Fair values of other borrowings and federal funds purchased approximates their fair value.

Off-Balance-Sheet Financial Instruments. Fair values of off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standings.

Comprehensive Income (Loss). Generally accepted accounting principles require that recognized revenues, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies, Continued

component of the equity section of the consolidated balance sheet, such items, along with net earnings (loss), are components of comprehensive income (loss). The components of other comprehensive income (loss) and related tax effects are as follows (in thousands):

	Before Tax	Tax Effect	After Tax
Year Ended December 31, 2004:
Holding gains	$407	(153)	254
Gains included in net earnings	(4)	2	(2)

Net unrealized holding gains	$403	(151)	252

Year Ended December 31, 2003:
Holding losses	(303)	114	(189)
Gains included in net loss	(98)	37	(61)

Net unrealized holding losses	$(401)	151	(250)

Year Ended December 31, 2002:
Holding losses	(994)	373	(621)
Gains included in net loss	(155)	58	(97)
Permanent impairment of a security available for sale	1,191	(447)	744

Net unrealized holding gains	$42	(16)	26

Earnings (Loss) Per Share. Earnings (loss) per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are considered dilutive securities in 2004 for purposes of calculating diluted EPS which is computed using the treasury stock method. Outstanding stock options are not considered dilutive securities in 2003 and 2002 due to the net losses incurred by the Company. The following table presents the calculations of the weighted-average number of shares for diluted EPS in 2004.

Weighted- Average Shares
Year Ended December 31, 2004:
For Basic EPS	3,749,343
Effect of dilutive securities—
Incremental shares from assumed conversion of options	34,318

For Diluted EPS	3,783,661

Recent Pronouncements. In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies, Continued

does not anticipate that the adoption of SOP 03-3 will have a material impact on its consolidated financial condition or result of operations.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other-Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s consolidated financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share Based Payment.” This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet vested that exist as of the effective date. This Statement is effective as of the beginning of the interim period that begins July 1, 2005. Management has not yet determined what effect this Statement will have on the Company’s 2005 consolidated financial statements.

(2)	Securities Available for Sale

Securities have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2004—
Mortgage-backed securities	$55,580	161	(251)	55,490

At December 31, 2003—
Mortgage-backed securities	$27,465	2	(495)	26,972

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Securities Available for Sale, Continued

Sales	of securities available for sale are summarized as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Gross proceeds	$2,310	12,053	27,247

Gross realized gains	4	98	162
Gross realized losses	—	—	(7)

Net realized gains	$4	98	155

At December 31, 2004 and 2003, securities with a carrying value of approximately $33,897,000 and $17,015,000, respectively were pledged to secure public funds and repurchase agreements.

During the year ended December 31, 2002, a security available for sale with a balance of approximately $1,191,000 was written-off due to impairment. In 2003, approximately $400,000 was recovered by the Company.

Securities with gross unrealized losses at December 31, 2004, aggregated by length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$(128)	20,662	(123)	11,159

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, twenty-six mortgage-backed securities with a fair value of approximately $11,159,000 and unrealized losses of approximately $123,000 have been in a unrealized loss position for over twelve months. The unrealized losses are due to a decline in market rates. Management believes that these losses are temporary and due to the nature of the securities expects all principal balances to be collected.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Loans

The components of loans are as follows (in thousands):

	At December 31,
	2004	2003
Commercial	$32,020	30,321
Commercial real estate	99,955	55,506
Installment	29,640	36,687
Residential real estate	47,157	43,746
Residential construction	89,716	49,635

	298,488	215,895
Add (deduct):
Deferred loan costs, net	2,138	1,508
Allowance for loan losses	(2,901)	(3,163)

Loans, net	$297,725	214,240

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Beginning balance	$3,163	1,350	644
Provision for loan losses	1,315	2,934	835
Charge-offs, net of recoveries	(1,577)	(1,121)	(129)

Ending balance	$2,901	3,163	1,350

Impaired collateral dependent loans were as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Balance at end of year	$400	281	187

Total related allowance for losses	$74	192	28

Average investment in impaired loans	$383	103	1

Interest income recognized on impaired loans	$—	—	—

Interest income received on impaired loans	$—	—	—

Nonaccrual and past due loans were as follows (in thousands):

	At December 31,
	2004	2003
Nonaccrual loans	$1,444	1,055
Past due ninety days or more, still accruing	—	—

	$1,444	1,055

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Loan Servicing

The Company sold its mortgage loan servicing portfolio in 2004. Mortgage loans serviced for others in 2003 were not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans are summarized as follows (in thousands):

At December 31,
2003
Mortgage loan portfolios serviced for:
FNMA	$105,829
FHLMC	4,585
Other investors	2,033

$112,447

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $125,000 at December 31, 2003.

The balance of capitalized originated mortgage servicing rights at December 31, 2003 of approximately $1,134,000, approximated fair value, therefore no valuation allowance was established. At December 31, 2003 the fair value of servicing rights were determined using discount rates ranging from 2.45% to (0.04)% and prepayment speeds ranging from 84.6% to 5.6%, depending upon the stratification of the specific right.

The following summarizes mortgage servicing rights capitalized and amortized (in thousands):

	Year Ended December 31,
	2004	2003	2002
Mortgage servicing rights capitalized	$88	717	669

Mortgage servicing rights amortized	$273	358	160

(5)	Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2004	2003
Land	$4,936	1,891
Buildings	9,816	4,814
Furniture, fixtures and equipment	5,466	2,867
Leasehold improvements	184	167

Total, at cost	20,402	9,739
Less accumulated depreciation and amortization	(2,044)	(1,125)

Premises and equipment, net	$18,358	8,614

In December 2004 the Company entered into a ten year, $1.1 million lease agreement for a branch office that opened in January 2005. Management expects to relocate the executive and administrative offices of the Holding Company and Coast Bank during the first quarter of 2005 to its six-story office building in downtown Bradenton, Florida, purchased in 2004. Plans for the current operations center include continuing to house the residential lending division with the possibility of a sale/lease-back agreement on the property. The Company leases the land where the main office is located but owns the building. The land lease expires in 2007 and includes five additional ten year renewal options and one final fourteen year renewal period.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)	Premises and Equipment, Continued

The Company also has lease agreements for a branch office and a suite adjacent to the operations center. These leases range from three to five years with renewal options. All leases contain escalation clauses during the terms of the leases. Total rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $235,000, $220,000 and $116,000, respectively. Aggregate estimated minimum rental commitments under all operating leases at December 31, 2004 are summarized as follows (in thousands):

Year Ending December 31,	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
2005	$391	63	328
2006	375	77	298
2007	379	69	310
2008	280	53	227
2009	137	53	84
Thereafter	639	79	560

	$2,201	394	1,807

In August 2003, the Company purchased a parcel of land for $630,000 where the Company expects to construct a branch office in 2005. The Company has entered into a contract to construct the office for approximately $700,000. In October 2003, the Company entered into a purchase commitment for a parcel of land for $600,000 where the Company expects to construct a branch office in 2005. In November 2004, the Company purchased a parcel of land for $765,000 where the Company expects to construct a branch office in 2005. In December 2004, the Company entered into a purchase commitment for $445,000 for a branch office that is expected to open in the first quarter of 2005. Also in December 2004, the Company entered in a purchase commitment for $725,000 for a branch office that is expected to open in the first quarter of 2005.

(6)	Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $47.3 million and $31.1 million at December 31, 2004 and 2003, respectively.

A schedule of maturities of time deposits at December 31, 2004 follows (in thousands):

Year Ending December 31,	Amount
2005	$80,571
2006	81,480
2007	13,547
2008	23,726
2009	2,079
2010	7

$201,410

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)	Federal Home Loan Bank Advances

A summary of the Bank’s Federal Home Loan Bank of Atlanta (“FHLB”) advances by maturity and interest rate follows (in thousands):

	Interest Rate	At December 31,
Maturity		2004	2003
Overnight	Variable	$—	5,000
2004	2.66%	—	1,500
2005	3.18%	1,000	1,000

		$1,000	7,500

Advances from the FHLB are collateralized by the Company’s FHLB stock and a blanket lien on 1-4 family mortgage loans totaling approximately $44.5 million at December 31, 2004.

(8)	Other Borrowings

The Company enters into repurchase agreements with customers. These agreements require the Company to pledge securities as collateral for borrowings under these agreements. At December 31, 2004 and 2003, the outstanding balance of such borrowings totaled approximately $15,867,000 and $12,097,000, respectively and the Company pledged securities with a carrying value of approximately $24,457,000 and $16,742,000, respectively as collateral for these agreements.

(9)	Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued the Company to guarantee the performance of a customer to a third party and to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	Financial Instruments, Continued

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31,
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$7,122	7,122	7,667	7,667
Securities available for sale	55,490	55,490	26,972	26,972
Loans	297,725	295,691	214,240	216,903
Loan servicing rights	—	—	1,134	1,152
Accrued interest receivable	1,478	1,478	1,187	1,187
Federal Home Loan Bank stock	573	573	592	592

Financial liabilities:
Deposits	326,289	327,749	207,740	211,480
Federal Home Loan Bank advances	1,000	1,003	7,500	7,541
Federal funds purchased	3,790	3,790	—	—
Other borrowings	15,867	15,867	12,097	12,097

A summary of the notional amounts of the Company’s financial instruments, which approximates fair value, with off-balance sheet risk at December 31, 2004, follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Commitments to extend credit	$121,456	—	—

Unused lines of credit	$20,004	—	—

Standby letters of credit	$1,811	—	—

(10)	Savings Plan

The Company sponsors a 401(k) savings plan for all eligible employees. Employees are eligible to participate in the plan if they have been employed three months and are at least twenty-one years of age. The Company may or may not elect to make matching contributions to the plan. The Company made no matching contributions in 2004, 2003 or 2002.

(11)	Credit Risk

The Company grants the majority of its loans to borrowers throughout the Manatee County, Florida area. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy in Manatee County, Florida.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12)	Income Taxes

Income taxes (benefit) consisted of the following (in thousands):

	Year Ended December 31,
	2004	2003	2002
Deferred:
Federal	$451	(817)	(353)
State	77	(139)	(60)

Total deferred	$528	(956)	(413)

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (dollars in thousands):

	Year Ended December 31,
	2004		2003		2002
	Amount	% of Pretax Earnings	Amount	% of Pretax Loss	Amount	% of Pretax Loss
Income taxes (benefit) at statutory rate	$462	34.0%	$(878)	(34.0)%	$(375)	(34.0)%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	51	3.8	(92)	(3.6)	(40)	(3.6)
Other	15	1.1	14.5		2.2

Income taxes (benefit)	$528	38.9%	$(956)	(37.1)%	$(413)	(37.4)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$2,626	2,861
Organizational and preopening costs	40	75
Unrealized loss on securities available for sale	34	185
Allowance for loan losses	726	860
Other	83	49

Deferred tax assets	3,509	4,030

Deferred tax liabilities:
Accrual to cash conversion	(97)	(218)
Deferred loan costs	(1,162)	(606)
Mortgage servicing rights	—	(427)
Accumulated depreciation	(404)	(254)

Deferred tax liabilities	(1,663)	(1,505)

Net deferred tax asset	$1,846	2,525

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Income Taxes, Continued

At December 31, 2004, the Company had net operating loss carryforwards of approximately $7.0 million available to offset future taxable income. The carryforwards expire as follows (in thousands):

Year	Amount
2020	$1,223
2021	1,830
2022	1,740
2023	2,187

$6,980

(13)	Related Party Transactions

At December 31, 2004 and 2003, officers and directors of the Company and entities in which they hold a financial interest had approximately $10.9 million and $6.2 million, respectively of funds on deposit in the Bank. At December 31, 2004 and 2003 there were loans with a balance outstanding of approximately $4.8 million and $4.6 million, respectively to these related parties.

(14)	Stock Option Plan

The Company has a stock option plan for certain key employees and directors of the Company. A total of 405,000 shares (amended) of common stock have been reserved under this plan. 12,100 shares remain available for grant at December 31, 2004. The exercise price of the stock options granted under this plan must at least equal the fair market value of the common stock at the date of grant. The options have ten year terms and vest over periods of up to three years. A summary of stock option transactions follows ($ in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted- Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2001	102,400	$10.00	10.00	1,024
Granted	17,600	10.50	10.50	185
Forfeited	(14,100)	(10.00)	(10.00)	(141)

Outstanding at December 31, 2002	105,900	10.00-10.50	10.08	1,068
Granted	200,000	10.50-14.50	14.30	2,860
Forfeited	(6,500)	(10.00)	(10.00)	(65)

Outstanding at December 31, 2003	299,400	10.00-14.50	12.90	3,863
Granted	95,600	10.50-13.25	13.05	1,247
Exercised	(20,600)	(10.00)	(10.00)	(206)
Forfeited	(2,100)	(10.00)-(13.25)	(10.93)	(23)

Outstanding at December 31, 2004	372,300	$10.00-14.50	13.11	4,881

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2004 and 2003 was 8.5 years and 9.2 years, respectively.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) Stock Option Plan, Continued

These options are exercisable as follows:

Year Ending	Number of Shares	Weighted-Average Exercise Price
Currently	322,301	$13.12
2005	26,666	12.91
2006	23,333	13.25

	372,300	$13.11

(15)	Stockholders’ Equity

Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2004, no retained earnings were available for dividends without prior regulatory approval.

During the initial stock offering period 600,000 shares were offered and sold in units at $10.00 per unit, with a unit consisting of one share of common stock and one warrant. Each warrant entitled the holder to purchase one additional share of common stock for $10 per share during the thirty-six month period ending April 7, 2003. As of December 31, 2001, 29,460 warrants had been exercised. All of the remaining warrants were called by the Company as of June 30, 2002. Of the total remaining warrants, 319,425 were exercised by the warrant holders for total proceeds of $3,194,000 and 87,065 warrants were sold by the warrant holders to an investment banking firm who sold the common stock to third parties for total proceeds of $914,000. In addition, the investment banking firm sold 312,935 new shares of common stock to third parties for total proceeds of $3,287,000. Total offering costs amounted to approximately $483,000.

During 2001, the Company issued 545,000 shares of 7% series A, noncumulative convertible perpetual preferred stock. Dividends were payable quarterly in cash commencing in the quarter ending March 31, 2002, when declared by the Company’s Board of Directors. As of December 31, 2002, no dividends had been declared. On June 24, 2003, a dividend of $105,000 was declared for the second quarter of 2003 which was paid on June 30, 2003. The preferred stock was convertible at the option of the holder into shares of common stock on a one-to-one basis, subject to certain adjustments. The preferred stock could not be redeemed prior to December 31, 2005. At any time on or after such date, the preferred stock could be redeemed only in shares of common stock of the Company at the option of the Company at predetermined prices. The preferred stock had a liquidation preference equal to $11 per share plus any declared and unpaid dividends. Shares of preferred stock voted with holders of common stock on an as-converted basis.

On October 20, 2003, the preferred stock shareholders agreed to convert all the outstanding preferred stock into shares of common stock on a one-for-one basis. In addition the Company agreed to pay a total of $770,125 to the preferred shareholders in connection with this agreement.

During 2003, 1,840,000 shares of common stock were offered and sold for $12.00 per share. Proceeds for this offering amounted to $20,154,000, net of offering costs of $1,926,000.

(16)	Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(16)	Regulatory Matters, Continued

material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2004:
Total Capital (to Risk-Weighted Assets):
Consolidated	$36,093	13.43%	$21,500	8.00%	N/A	N/A
Bank	30,560	11.37	21,500	8.00	$26,875	10.00%
Tier I Capital (to Risk-Weighted Assets):
Consolidated	33,192	12.35	10,750	4.00	N/A	N/A
Bank	27,659	10.29	10,750	4.00	16,125	6.00
Tier I Capital (to Average Assets):
Consolidated	33,192	8.99	14,762	4.00	N/A	N/A
Bank	27,659	7.49	14,763	4.00	18,453	5.00

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2003:
Total Capital (to Risk-Weighted Assets):
Consolidated	$34,023	17.79%	$15,307	8.00%	N/A	N/A
Bank	20,426	10.68	15,301	8.00	$19,126	10.00%
Tier I Capital (to Risk-Weighted Assets):
Consolidated	31,633	16.54	7,653	4.00	N/A	N/A
Bank	18,035	9.43	7,651	4.00	11,476	6.00
Tier I Capital (to Average Assets):
Consolidated	31,633	12.99	9,740	4.00	N/A	N/A
Bank	18,035	7.41	9,739	4.00	12,174	5.00

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(17)	Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

On April 11, 2003, a former employee who had been terminated from her employment with CFP, a now inactive subsidiary of the Bank, filed a suit, against the Bank and CFP, alleging unlawful employment discrimination under the Florida Civil Rights Act for alleged sexual harassment. This former employee is seeking between $623,000 and $880,000 in alleged contractual damages, back pay and emotional distress damages, as well as unspecified attorney’s fees, costs and punitive damages. Arbitration of the claims is presently scheduled for June, 2005. The Company believes that the Bank and CFP acted appropriately in connection with the termination of the employee and that this action is without merit.

(18)	Holding Company Financial Information

As discussed in Note 1 to the consolidated financial statements, the Holding Company was organized during 2003. The Holding Company’s financial information as of December 31, 2003 and for the twelve month period then ended follows, assuming the merger occurred on January 1, 2003 (in thousands):

Condensed Balance Sheets

	At December 31,
	2004	2003
Assets
Cash due from banks	$5,540	13,818
Investment in subsidiary	29,250	20,000
Other assets	166	67

Total assets	$34,956	33,885

Liabilities and Stockholders’ Equity
Liabilities	8	220
Stockholders’ equity	34,948	33,665

Total liabilities and stockholders’ equity	$34,956	33,885

Condensed Statements of Operations

	For the Year Ended December 31,
	2004	2003
Expenses	$(166)	(115)
Earnings (loss) of subsidiary	997	(1,510)

Net earnings (loss)	$831	(1,625)

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18)	Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2004	2003
Cash flows from operating activities:
Net earnings (loss)	$831	(1,625)
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by operating activities:
Increase in other assets	(99)	(67)
Equity in undistributed (earnings) loss of subsidiary	(997)	1,510
(Decrease) increase in liabilities	(212)	220

Net cash (used in) provided by operating activities	(477)	38

Cash flow from investing activity—
Capital contribution to subsidiary	(8,001)	(5,499)

Cash flows from financing activities:
Net proceeds from issuance of common stock	200	20,154
Dividends paid on preferred stock	—	(105)
Cash paid to convert preferred stock to common stock	—	(770)

Net cash provided by financing activities	200	19,279

Net (decrease) increase in cash and cash equivalents	(8,278)	13,818

Cash and cash equivalents at beginning of the year	13,818	—

Cash and cash equivalents at end of year	$5,540	13,818

Noncash transaction:
Change in investment in subsidiary due to change in accumulated other comprehensive income (loss), net change in unrealized loss on securities available for sale, net of income tax	$252	(250)

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	June 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Cash and due from banks	$12,050	7,122
Federal funds sold	7,420	—

Cash and cash equivalents	19,470	7,122
Securities available for sale	58,935	55,490
Loans, net of allowance for loan losses of $3,187 and $2,901	359,645	297,725
Federal Home Loan Bank stock, at cost	1,289	573
Premises and equipment, net	23,466	18,358
Accrued interest receivable	1,782	1,478
Deferred income taxes	2,352	1,846
Other assets	1,361	2,031

Total assets	$468,300	384,623

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	$37,507	25,485
Savings, NOW and money-market deposits	90,227	99,394
Time deposits	267,010	201,410

Total deposits	394,744	326,289
Federal Home Loan Bank advances	11,000	1,000
Federal funds purchased	—	3,790
Repurchase agreement	4,731	—
Other borrowings	20,423	15,867
Other liabilities	3,300	2,729

Total liabilities	434,198	349,675

Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $5 par value; 20,000,000 shares authorized, 3,757,650 and 3,756,050 shares issued and outstanding in 2005 and 2004	18,788	18,780
Additional paid-in capital	19,456	19,448
Accumulated deficit	(4,105)	(3,224)
Accumulated other comprehensive income (loss)	(37)	(56)

Total stockholders’ equity	34,102	34,948

Total liabilities and stockholders’ equity	$468,300	384,623

See Accompanying Notes to Condensed Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

($ in thousands, except per share amounts)

	Six Months Ended June 30,
	2005	2004
Interest income:
Loans	$10,317	$7,465
Securities	974	483
Other interest-earning assets	15	37

Total interest income	11,306	7,985

Interest expense:
Deposits	4,785	3,176
Borrowings	411	158

Total interest expense	5,196	3,334

Net interest income	6,110	4,651
Provision for loan losses	1,882	820

Net interest income after provision for loan losses	4,228	3,831

Noninterest income:
Service charges on deposit accounts	247	202
Gain on sale of loans held for sale	927	662
Gain on sale of mortgage loan servicing rights	—	118
Gain on sale of merchant services	—	212
Net loan servicing costs	—	(159)
Asset management fees	—	71
Other service charges and fees	26	409
Other	4	22

Total noninterest income	1,204	1,537

Noninterest expenses:
Employee compensation and benefits	3,346	2,611
Occupancy and equipment	953	635
Data processing	431	506
Professional fees	444	317
Telephone, postage and supplies	495	336
Advertising	511	156
Other	649	411

Total noninterest expenses	6,829	4,972

(Loss) earnings before income tax (benefit) provision	(1,397)	396
Income tax (benefit) provision	(516)	152

Net (loss) earnings	$(881)	$244

(Loss) earnings per share, basic	$(0.23)	$0.07

(Loss) earnings per share, diluted	$(0.23)	$0.06

Weighted-average number of common shares outstanding, basic	3,757,623	3,744,071

Weighted-average number of common shares outstanding, diluted	3,757,623	3,764,926

See Accompanying Notes to Condensed Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

($ in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive Income (loss)	Total Stockholders’ Equity
Balance at December 31, 2003	$18,677	19,351	(4,055)	(308)	33,665

Comprehensive income:
Net earnings (unaudited)	—	—	244	—	244
Net change in unrealized loss on securities available for sale, net of taxes (unaudited)	—	—	—	(135)	(135)

Comprehensive income (unaudited)					109

Offering costs relating to 2003 common stock offering paid in 2004 (unaudited)	—	(7)	—	—	(7)
Proceeds from exercise of common stock options (15,900 shares) (unaudited)	80	79	—	—	159

Balance at June 30, 2004 (unaudited)	$18,757	19,423	(3,811)	(443)	33,926

Balance at December 31, 2004	$18,780	19,448	(3,224)	(56)	34,948

Comprehensive income (loss):
Net loss (unaudited)	—	—	(881)	—	(881)
Net change in unrealized loss on securities available for sale, net of taxes (unaudited)	—	—	—	19	19

Comprehensive income (loss) (unaudited)					(862)

Proceeds from exercise of common stock options (1,600 shares) (unaudited)	8	8	—	—	16

Balance at June 30, 2005 (unaudited)	$18,788	19,456	(4,105)	(37)	34,102

See Accompanying Notes to Condensed Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net (loss) earnings	$(881)	244
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization	589	407
Provision for loan losses	1,882	820
Deferred income tax (benefit) provision	(516)	152
Amortization and accretion of discounts and premiums on securities	155	193
Amortization of loan servicing rights	—	274
Gain on sale of loans held for sale	(927)	(662)
Gain on sale of loan servicing rights	—	(118)
Gain on sale of merchant services	—	(212)
Originations of loans held for sale	(46,998)	(39,741)
Proceeds from sale of loans held for sale	47,925	40,315
Increase in accrued interest receivable	(304)	(233)
Decrease (increase) in other assets	826	(469)
Increase in other liabilities	571	99

Net cash provided by operating activities	2,322	1,069

Cash flows from investing activities:
Purchase of securities available for sale	(11,400)	(26,313)
Proceeds from maturities, calls and repayments of securities available for sale	7,829	5,394
Net increase in loans	(63,958)	(43,549)
Purchase of premises and equipment	(5,697)	(8,295)
Purchase of Federal Home Loan Bank stock	(716)	(262)
Proceeds from sale of loan servicing rights	—	969
Proceeds from sale of merchant services	—	212

Net cash used in investing activities	(73,942)	(71,844)

Cash flows from financing activities:
Net increase in deposits	68,455	67,284
Proceeds from Federal Home Loan Bank advances	61,000	—
Repayments of Federal Home Loan Bank advances	(51,000)	(5,000)
Net increase in other borrowings	4,556	4,154
Net (decrease) increase in federal funds purchased	(3,790)	4,000
Net increase in repurchase agreement	4,731	—
Payment of offering costs relating to 2003 common stock offering	—	(7)
Proceeds from exercise of common stock options	16	159

Net cash provided by financing activities	83,968	70,590

Net increase (decrease) in cash and cash equivalents	12,348	(185)
Cash and cash equivalents at beginning of period	7,122	7,667

Cash and cash equivalents at end of period	$19,470	7,482

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$5,075	3,333

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive income (loss), net change in unrealized loss on securities available for sale, net of taxes	$19	(135)

Originated mortgage loan servicing rights capitalized	$—	88

Transfer of loans servicing rights to other assets	$—	97

Transfer of loans to other assets	$156	—

See Accompanying Notes to Condensed Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	General.

Coast Financial Holdings, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Coast Bank of Florida (the “Bank”) (collectively, the “Company”).

The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its ten banking offices located in Manatee and Pinellas Counties, Florida. Coast Financial Partners, Inc. (“CFP”), a wholly owned subsidiary of the Bank, provided investment advisory services to customers of the Bank. During the three-months ended March 31, 2004, CFP ceased operations and the Bank now provides these services through an unrelated entity.

In the opinion of the management of the Company, the accompanying condensed consolidated financial statements contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at June 30, 2005, the results of operations for the three- and six-month periods ended June 30, 2005 and 2004 and cash flows for the six-month periods ended June 30, 2005 and 2004. The results of operations and other data for the three- and six-month periods ended June 30, 2005 are not necessarily indicative of results that may be expected for the year ending December 31, 2005.

2.	Loan Impairment and Loan Losses.

We have developed a strategy for the exit or restructuring of certain under performing, under collateralized, or high risk loans that were originated prior to February 2004. As a result of our review of the entire loan portfolio, we identified lending relationships totaling approximately $28.4 million that we deemed to possess an unsatisfactory level of risk. We refer to these loans as “Legacy Loans.” At December 31, 2004, the composition of the Legacy Loans was approximately $20.0 million of indirect automobile loans and $8.4 million of commercial loans. For each of the Legacy Loans, we have sought additional or alternative collateral, a complete exit of the borrower from the Bank, or a restructuring of the credit to accelerate the loan pay-off. The activity in the allowance for loan losses is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Balance at beginning of period	$3,040	3,212	2,901	3,163
Provision for loan losses	1,522	491	1,882	820
Net, charge-offs and recoveries	(1,375)	(895)	(1,596)	(1,175)

Balance at end of period	$3,187	2,808	3,187	2,808

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.	Loan Impairment and Loan Losses, Continued.

Impaired	collateral dependent loans were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Balance at end of period	$475	243	$475	243

Total related allowance for losses	$39	40	$39	40

Average investment in impaired loans	$1,760	340	$1,117	339

Interest income recognized on impaired loans	$—	—	$—	—

Interest income received on impaired loans	$—	—	$—	—

Nonaccrual and past due loans were as follows (in thousands):

	At June 30,
	2005	2004
Nonaccrual loans	$1,072	1,770
Past due ninety days or more, still accruing	—	—

	$1,072	1,770

3.	Stock Option Plans.

The Company has adopted stock option plans for certain key employees and directors of the Company. A total of 563,000 shares of common stock have been reserved under these plans. 160,100 shares remain available for grant at June 30, 2005. The exercise price of the stock options granted under these plans must at least equal the fair market value of the common stock at the date of grant. The options granted to employees generally have ten year terms and vest over periods of up to three years. The options issued to directors generally are fully vested on the date of grant and have ten year terms. A summary of stock option transactions follows ($ in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted- Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2004	372,300	$10.00-14.50	$13.11	$4,881
Granted	10,000	17.35-17.95	17.65	177
Exercised	(1,600)	10.00	10.00	(16)

Outstanding at June 30, 2005	380,700	$10.00-17.95	$13.24	$5,042

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.	Stock Option Plans, Continued.

The Company accounts for their stock option plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25. No stock-based employee compensation cost is reflected in net (loss) earnings, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net (loss) earnings if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, accounting for stock-based compensation, as amended by SFAS No. 148, accounting for stock-based compensation transition and disclosure, to stock-based employee compensation ($ in thousands, except per share amounts).

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net (loss) earnings	$(958)	235	(881)	244
Deduct: Total stock-based employeecompensation determined under thefair value based method for all awards,net of related tax effect	(31)	(49)	(48)	(127)

Proforma net (loss) earnings	$(989)	186	(929)	117

(Loss) earnings per share:
Basic, as reported	$(0.25)	0.06	(0.23)	0.07

Diluted, as reported	$(0.25)	0.06	(0.23)	0.06

Basic, proforma	$(0.26)	0.05	(0.25)	0.03

Diluted, proforma	$(0.26)	0.05	(0.25)	0.03

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Risk-free interest rate	4.34%	—%	4.34%	4.32%
Dividend yield	—%	—%	—%	—%
Expected volatility	4.52%	—%	4.52%	3.37%
Expected life in years	5.75	N/A	5.75	6.18
Per share fair value of options at grant date	$6.01	$—	$6.01	$4.97

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.	Regulatory Capital.

The Company and the Bank are required to maintain certain minimum regulatory capital requirements. The following is a summary at June 30, 2005 of the regulatory capital requirements and the Company’s and the Bank’s actual capital on a percentage basis:

	Actual	Regulatory Requirement
Total capital to risk-weighted assets:
Company	11.06%	8.00%
Bank	10.98%	8.00%
Tier I capital to risk-weighted assets:
Company	10.05%	4.00%
Bank	9.97%	4.00%
Tier I capital to total assets—leverage ratio:
Company	7.23%	4.00%
Bank	7.17%	4.00%

5.	(Loss) Earnings Per Share.

(Loss) earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are not considered dilutive securities in 2005 for purposes of calculating diluted EPS due to the net losses incurred by the Company. Outstanding stock options are considered dilutive securities in 2004, for purposes of calculating diluted EPS, which is computed using the treasury stock method. The following table presents the calculations of the weighted-average number of shares for diluted EPS in 2004.

Weighted- Average Shares 2004
Three Months Ended June 30:
For Basic EPS	3,748,110
Effect of dilutive securities—
Incremental shares from assumed conversion of options	22,451

For Diluted EPS	3,770,561

Six Months Ended June 30:
For Basic EPS	3,744,071
Effect of dilutive securities—
Incremental shares from assumed conversion of options	20,855

For Diluted EPS	3,764,926

COAST FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.	(Loss) Earnings Per Share, Continued.

Shares not included in the computations of diluted earnings per share in 2004 because the options exercise price was not less than the market value for the six-months ended June 30, 2004 are as follows:

	Number of Shares	Exercise Price	Year Issued	Year Expiring
Options	190,000	$14.50	2003	2013

             Shares

COAST FINANCIAL HOLDINGS, INC.

Common Stock

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses expected to be incurred in connection with this offering, other than underwriting discounts and commissions. All amounts, except the SEC registration fee, are estimated.

SEC Registration Fee	$4,738
NASD Filing Fees	4,525
NASDAQ National Market Listing Fees	*
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Printing and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 607.0850(1) of the Florida Business Corporation Act (“FBCA”) permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 607.0850(2) of the FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Section 607.0850(4) of the FCBA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination.

Section 607.0850(3), however, provides that a Florida corporation must indemnify any director, or officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to in Section 607.0850(1) or (2), or in the defense of any claim, issue or matter therein, against expenses actually and reasonably incurred by him in connection therewith.

Expenses incurred by a director or officer in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification under Section 607.0850. Expenses incurred by other employees or agents in such a proceeding may be paid in advance of final disposition thereof upon such terms or conditions that the board of directors deems appropriate.

The FBCA further provides that the indemnification and advancement of payment provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability under Section 607.0834 (relating to unlawful distributions) applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a shareholder.

The Company Articles of Incorporation and Bylaws provide that the Company shall indemnify any director or officer or any former director or officer against any liability arising from any action or suit to the full extent permitted by Florida law as referenced above. Advances against expenses may be made under the Company Bylaws and any other indemnification agreement that may be entered into by the Company and the indemnity coverage provided thereunder may include liabilities under the federal securities laws as well as in other contexts.

The Company has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

Pursuant to the underwriting agreement, the Company and the underwriter have agreed to indemnify each other under certain circumstances and conditions against and from certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Reference is made to Section 8 of the Underwriting Agreement, attached as Exhibit 1.1 hereto, Article IX of the Company’s Articles of Incorporation filed as Exhibit 3.1 hereto and Article IX of the Company’s Bylaws filed as Exhibit 3.2 hereto.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statements and Schedules.

Exhibit		Number Description of Exhibit
1.1	—	Form of Underwriting Agreement.*

3.1	—	Articles of Incorporation of the Company, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form SB-2 (Registration No. 333-108567) previously filed with the Commission.

3.2	—	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 (Registration No. 333-108567) previously filed with the Commission.

4.1	—	See Exhibits 3.1 and 3.2 for provisions of Articles of Incorporation and the Bylaws of the Company defining the rights of holders of the Company’s common shares.

4.2	—	Specimen common share certificate.

5.1	—	Legal opinion of Carlton Fields, P.A., regarding validity of securities.*

10.1	—	Employment Agreement, dated January 1, 2004, by and between the Coast Financial Holdings, Inc, Coast Bank of Florida, and Brian P. Peters, incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-KSB, filed with the Commission on March 26, 2004.

10.2	—	Employment Agreement, dated January 1, 2004, by and between the Coast Financial Holdings, Inc, Coast Bank of Florida, and Brian F. Grimes, incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-KSB, filed with the Commission on March 26, 2004.

10.3	—	Employment Agreement, dated January 1, 2004, by and between the Coast Financial Holdings, Inc, Coast Bank of Florida, and Anne V. Lee, incorporated herein by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-KSB, filed with the Commission on March 26, 2004.

10.4	—	Coast Financial Holdings, Inc. Amended and Restated 2003 Stock Option Plan, dated September 3, 2003, and Forms of Nonqualified Stock Option Agreement and Incentive Stock Option Agreement, incorporated herein by reference to Exhibit 10.2 to the to the Company’s Registration Statement on Form SB-2 (Registration No. 333-108567) previously filed with the Commission.

10.5	—	Coast Financial Holdings, Inc. 2005 Stock Incentive Plan, dated May 20, 2005, and Forms of Nonqualified Stock Option Agreement and Incentive Stock Option Agreement, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on August 12, 2005.

10.6	—	Settlement Agreement and General Release, dated June 28, 2005, by and among Coast Bank of Florida, Coast Financial Partners, Inc. and Gillian Busard, incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the Commission on July 1, 2005.

21.1	—	Subsidiaries of the Company.

23.1	—	Consent of Hacker Johnson & Smith P.A.

23.2	—	Consent of Carlton Fields, P.A. (included in Exhibit 5.1).

24.1	—	Power of Attorney (contained in Signature section of the Registration Statement).

*	To be filed by amendment.

Item 17.	Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The registrant will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in the City of Bradenton, State of Florida, on the 12th day of August, 2005.

COAST FINANCIAL HOLDINGS, INC.

By:	/s/ Brian P. Peters
Brian P. Peters
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints James K. Toomey and Brian P. Peters and each or any one of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his or her their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ James K. Toomey James K. Toomey	Chairman of the Board	August 12, 2005

/s/ Brian P. Peters Brian P. Peters	President, Chief Executive Officer and Director (Principal Executive Officer)	August 12, 2005

/s/ Joseph Gigliotti Joseph Gigliotti	Director	August 12, 2005

/s/ Kennedy Legler III Kennedy Legler III	Director	August 12, 2005

/s/ Paul G. Nobbs Paul G. Nobbs	Director	August 12, 2005

/s/ Thomas M. O’Brien Thomas M. O’Brien	Director	August 12, 2005

Signature	Title	Date

/s/ John R. Reinemeyer John R. Reinemeyer	Director	August 12, 2005

/s/ Michael T. Ruffino Michael T. Ruffino	Director	August 12, 2005

/s/ M. Alex White M. Alex White	Director	August 12, 2005

/s/ Brian F. Grimes Brian F. Grimes	Chief Financial Officer (Principal Financial Officer)	August 12, 2005

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibits

1.1	—	Form of Underwriting Agreement.*

3.1	—	Articles of Incorporation of the Company, incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form SB-2 (Registration No. 333-108567) previously filed with the Commission.

3.2	—	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 (Registration No. 333-108567) previously filed with the Commission.

4.1	—	See Exhibits 3.1 and 3.2 for provisions of Articles of Incorporation and the Bylaws of the Company defining the rights of holders of the Company’s common shares.

4.2	—	Specimen common share certificate.*

5.1	—	Legal opinion of Carlton Fields, P.A., regarding validity of securities.*

10.1	—	Employment Agreement, dated January 1, 2004, by and between the Coast Financial Holdings, Inc, Coast Bank of Florida, and Brian P. Peters, incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-KSB, filed with the Commission on March 26, 2004.

10.2	—	Employment Agreement, dated January 1, 2004, by and between the Coast Financial Holdings, Inc, Coast Bank of Florida, and Brian F. Grimes, incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-KSB, filed with the Commission on March 26, 2004.

10.3	—	Employment Agreement, dated January 1, 2004, by and between the Coast Financial Holdings, Inc, Coast Bank of Florida, and Anne V. Lee, incorporated herein by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-KSB, filed with the Commission on March 26, 2004.

10.4	—	Coast Financial Holdings, Inc. Amended and Restated 2003 Stock Option Plan, dated September 3, 2003, and Forms of Nonqualified Stock Option Agreement and Incentive Stock Option Agreement, incorporated herein by reference to Exhibit 10.2 to the to the Company’s Registration Statement on Form SB-2 (Registration No. 333-108567) previously filed with the Commission.

10.5	—	Coast Financial Holdings, Inc. 2005 Stock Incentive Plan, dated May 20, 2005, and Forms of Nonqualified Stock Option Agreement and Incentive Stock Option Agreement, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on August 12, 2005.

10.6	—	Settlement Agreement and General Release, dated June 28, 2005, by and among Coast Bank of Florida, Coast Financial Partners, Inc. and Gillian Busard, incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the Commission on July 1, 2005.

21.1	—	List of Subsidiaries of the Company.

23.1	—	Consent of Hacker Johnson & Smith P.A.

23.2	—	Consent of Carlton Fields, P.A. (included in Exhibit 5.1).

24.1	—	Power of Attorney (contained in Signature section of the Registration Statement).

*	To be filed by amendment.